Form 10-K405, Exhibit 13
period 1996-10-31
MARTEK BIOSCIENCES CORP
filed 1997-01-29
CIK 892025

                                                                   EXHIBIT 13.01



Martek Biosciences Corporation

Selected Financial Data

                                                                           Year Ended October 31,
                                                    -------------------------------------------------------------
In thousands except per share data                     1996       1995          1994          1993        1992
-----------------------------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS DATA
Revenues
  License fees and related revenues                 $  2,244    $    270      $ 1,185        $ 2,107    $   652
  Product sales                                          933       1,262        1,230          1,522        961
  Royalties                                               11           5            -              -          -
  Research and development contracts and grants          769         662          628            889      1,592
                                                    --------    --------      -------        -------    -------
  Total revenues                                       3,957       2,199        3,043          4,518      3,205

Costs and expenses
  Cost of product sales                                  539         652          555            707        494
  Research and development                            10,294       7,720        5,029          3,604      2,136
  Selling, general and administrative                  4,134       3,219        3,171          2,661      1,865
                                                    --------    --------      -------        -------    -------
  Total costs and expenses                            14,967      11,591        8,755          6,972      4,495
                                                    --------    --------      -------        -------    -------
  Loss from operations                               (11,010)     (9,392)      (5,712)        (2,454)    (1,290)
  Other income, net                                    2,096         583          418            142         51
                                                    --------    --------      -------        -------    -------

  Net loss                                          $ (8,914)   $ (8,809)     $(5,294)       $(2,312)   $(1,239)
                                                    ========    ========      =======        =======    =======
  Net loss per share                                $   (.67)   $   (.94)     $  (.70)       $ (1.86)   $ (1.21)
                                                    ========    ========      =======        =======    =======
  Weighted average common shares outstanding          13,281       9,412        7,609          1,476      1,438
                                                    ========    ========      =======        =======    =======


                                                                               October 31,
                                                    -------------------------------------------------------------
                                                       1996       1995          1994          1993        1992
-----------------------------------------------------------------------------------------------------------------

BALANCE SHEET AND OTHER DATA
Cash, cash equivalents, short-term investments,
  and marketable securities                         $ 39,392    $ 51,623     $ 10,706        $ 1,952    $ 2,636
Working capital                                       35,306      49,681        8,944            544      3,122
Total assets                                          57,123      65,158       13,569          5,015      5,530
Long-term debt                                         1,199       4,175            -              -          -
Redeemable convertible preferred stock                     -           -            -          7,038      6,698
Accumulated deficit                                  (30,191)    (21,277)     (12,468)        (7,174)    (4,862)
Total stockholders' equity (deficiency)               49,416      57,346       10,286         (5,316)    (2,856)
Cash dividends declared-common stock                       -          -             -              -          -

Management's Discussion and Analysis of
Financial Condition and Results of Operations

GENERAL

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S BUSINESS AND OPERATIONS, INCLUDING STATEMENTS ABOUT FUTURE PRODUCTION EFFICIENCIES FOR ITS NUTRITIONAL OILS PRODUCTS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER DUE TO A VARIETY OF RISK FACTORS SET FORTH HEREIN AND FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING BUT NOT LIMITED TO ITS REPORT ON FORM 10-K AND ITS S-3 DECLARED EFFECTIVE ON SEPTEMBER 26, 1995.

     Since its inception in 1985, Martek has been engaged primarily in the research and development, manufacturing and sales of products derived from microalgae. In 1989, the Company began the commercial production and sale of its products for drug design. In 1992, Martek began to realize revenues from license fees related to its nutritional oils containing docosahexaenoic acid ("DHA") and arachidonic acid ("ARA") and sales of sample quantities of these oils. In 1995, Martek recognized its first product and royalty revenues from sales of infant formula containing these oils, and in 1996 began to recognize revenues from the sale of Neuromins(TM), a DHA dietary supplement. Martek has incurred losses in each year since its inception. At October 31, 1996, the Company's accumulated deficit was $30,191,000. The Company expects to continue to expand its research and development effort, optimize oil production and increase its product marketing activities. As a result, Martek expects its losses to continue and possibly increase for at least the first half of 1997, or until significant royalties from sales of infant formula products containing its oils, and/or sales revenues from Neuromins(TM) are received. In addition, the Company expects to continue to experience quarter-to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues, if any.

     Although three of the Company's licensees have introduced preterm infant formula products containing Martek's DHA and ARA oils in five European countries, the Company is not able to predict when, or if, any of these licensees will expand or introduce new offerings of products containing Martek's oils. The Company does not believe that broad product introductions of term infant formulas containing these oils will occur before late 1997, at the earliest, and cannot predict the timing or extent of further introductions or expansions of preterm infant formula products containing Martek's oils. Revenues from preterm uses of Martek's oils will not, alone, significantly reduce Martek's losses. Future oils-related revenues, and the timing or likelihood of future profitability, are largely dependent on factors over which the Company has no control.


RESULTS OF OPERATIONS

Revenues

Revenues declined from $3,043,000 in 1994 to $2,199,000 in 1995, a decrease of 28%. Increases in product sales and government contract revenues in 1995 did not offset a decrease in license fees and related revenues as compared to 1994. This decrease was primarily due to an anniversary license fee from an infant formula manufacturer recorded in 1994, which according to the terms of the agreement, was not repeated in 1995. Revenue in 1996 increased to $3,957,000, an increase of 80% from 1995 revenues of $2,199,000. The revenue increase resulted from the recognition of $2,075,000 in license fees during the first quarter 1996 that were previously recorded as unearned pending the lapse of certain conditions contained in the related license agreement.

     Product sales increased slightly from $1,230,000 in 1994 to $1,262,000 in 1995, an increase of 3%, but decreased in 1996 to $933,000. Product sales increased in 1995 as a result of initial nutritional product sales which more than offset a 4% decrease in sales of stable isotope products from 1994. In 1996, despite an increase in nutritional product sales of $138,000, overall product sales decreased 26% mainly due to lower prices caused by intense price competition for stable isotope-based products. Martek is continuing its efforts to strengthen product sales through the development of new proprietary stable isotope-based products, nutritional products, and fluorescent markers. The ultimate success of these efforts to increase product sales cannot be predicted.

     Contract and grant revenues increased by 5% in 1995 as compared to 1994; and increased by 16% in 1996 as compared to 1995. In 1995, increased revenue from pharmaceutical screening contracts offset declining government contract revenues. During the fourth quarter of 1995 the Company was awarded over $1,000,000 in grants for research and development projects. Revenue from these grants was primarily responsible for the increase in contract and grant revenue in 1996. The Company expects to continue its effort to secure research and development contracts and grants. The timing and ultimate success of these efforts cannot be predicted.

Cost of Product Sales

Cost of product sales increased as a percentage of product sales from 45% in 1994 to 52% in 1995. Cost of product sales increased to 58% in 1996. A significant factor in these increases from 1994 to 1996 was the cost of sales of Martek's nutritional oils. Initial sales of these oils occurred in 1995. Sales of these oils during 1995 and 1996 were made at or below cost. In certain cases, sales were made at prices below the non-optimized cost of production in an effort to create demand for these products. As sales volume increases, and manufacturing efficiencies and optimization occur, the cost of production of nutritional oils products has the potential to decrease. The Company believes that a significant continued optimization effort will be required for at least the next two years. There can be no assurance that the Company will be able to successfully optimize production of its nutritional oils in order to manufacture commercial quantities at reasonable cost, or continue to comply with applicable regulatory requirements, including GMP, or that these facilities will be sufficient to meet the future demand for the oils. In 1996, the balance of the increase in cost of sales resulted from price reductions in the Company's stable isotope-based drug design products, brought about by competition for these products. The Company is working to decrease its production costs and develop new, proprietary products in an effort to improve profit margins. The ultimate impact of these efforts on the cost of sales, however, cannot be predicted.

Research and Development

Research and Development expenses, including contract-related costs, increased from $5,029,000 in 1994 to $7,720,000 in 1995, an increase of 54%, and to
$10,294,000 in 1996, an increase of 33% over 1995. Contract-related research and development costs included in these amounts were $500,000 in 1994, $421,000 in 1995, and $506,000 in 1996. Consistent with the Company's plans, nutritional oils development costs accounted for a significant portion of the increase in research and development costs in all periods and resulted from intensified efforts to meet production and product introduction objectives. To support the product introductions of preterm infant formula products containing Martek's oils in the UK, the Netherlands, Belgium, Finland, and Spain, Martek intensified its commercial scale up and optimization efforts for its oils products beginning during the latter half of 1994, and continued through 1996. Costs associated with the nutritional oils development effort comprised nearly half of the research and development expenses recorded in 1994, and approximately 75% of research and development expenses for 1995 and 1996. Research and development costs may increase in the future as the Company expands its research and development efforts, including the continued optimization of oils production and in-house oil processing capabilities.

Selling, General and Administrative

Selling, general and administrative ("SG&A") costs rose from $3,171,000 in 1994 to $3,219,000 in 1995, an increase of 2%, and to $4,134,000 in 1996, an increase of 28% over 1995. SG&A costs decreased as a percentage of total costs in 1995 and remained constant as a percentage of total costs in 1996 as compared to 1995. The absolute amount of these expenses has risen each year to support product sales, expanded licensing and increased research and development activities. SG&A costs also increased in 1996 due to: costs associated with a public awareness campaign for DHA and ARA; Neuromins(TM) marketing costs; and increased insurance and other corporate overhead costs. SG&A costs are expected to increase at an accelerated rate in the future as the Company transitions from a development company to one commercializing its products.

Net Loss

Net losses were $5,294,000 in 1994, $8,809,000 in 1995 and $8,914,000 in 1996.
The increased losses from 1994 to 1996 resulted primarily from an increase in research and development expenditures related to Martek's DHA and ARA oils and other product areas. In addition, the 1996 loss was affected by increasing marketing and public relations costs relating to efforts to commercialize the Company's oils products. The slight increase in the 1996 loss as compared to 1995 reflects the anniversary license fee recognized in the first quarter of 1996 discussed above. The recognition of this license fee largely offset increases in expenses in the 1996 period.

    Inflation and seasonality of revenues have not had a material impact on the results of operations of the Company.

Recent Accounting Pronouncements

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to either account for stock-based compensation under new provisions of SFAS No. 123 or under the provisions of APB No. 25. If companies elect to account for stock-based compensation under the provisions of APB No. 25, pro forma disclosure is required for fiscal years beginning after December 31, 1995 in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company intends to continue accounting for its stock based compensation in accordance with the provisions of APB No. 25. As such, the adoption of SFAS No. 123 will not impact the financial position of the Company.

Liquidity and Capital Resources

Martek has financed its operations primarily from the issuance and sale of equity securities, debt financing, revenues received under research and development contracts and grants, limited product sales and the receipt of license fees. Since its inception, the Company has raised approximately $19.5 million from private sales of its equity securities, including approximately $10.7 million from the private placement of equity securities in May and June 1995.

The Company has also raised approximately $53.7 million from public sales of the Company's common stock including $14.2 million from the net proceeds of Martek's Initial Public Offering ("IPO") which closed in December 1993, and $39.5 million from the net proceeds of the Company's follow-on offering ("Follow-On Offering") which closed in October 1995. Through October 31, 1996, Martek has incurred an accumulated deficit of $30,191,000. The Company's balance of cash and cash equivalents at October 31, 1996 was $8,633,000. In addition, at October 31, 1996, Martek had $30,759,000 in short-term investments and marketable securities. These investments and securities consist of U.S. government securities and are available to meet the future cash needs of the Company. Cash, cash equivalents, short-term investments and marketable securities decreased by $12,231,000 in 1996, primarily due to the Company's: continued operating losses; capital expenditures at its production facility in Kentucky as described below; and increase of nutritional oils inventory in late 1996 in preparation for potential product demand in 1997.

     Capital expenditures of $4,361,000 were made in 1996, a significant portion of which represents upgrades to the Company's fermentation facility in Winchester, Kentucky, which was purchased in 1995 and construction of an oil processing plant at the site. See Note 6 of Notes to Financial Statements. The Company expects additional capital expenditures of at least $2,000,000 in 1997 as a result of escalating fermentation activity and installation of oil processing capabilities at the facility. On October 7, 1994, the Company entered into an equipment line of credit in the amount of $250,000. The line of credit bore a variable rate of interest on any outstanding balance until October 7, 1995, at which date it converted into a three year term loan, bearing an interest rate of 10%. As of October 31, 1996 the Company had $168,000 outstanding under the loan. On June 20, 1996, the Company entered into an equipment line of credit in the amount of $2,000,000 to finance a portion of the construction of the oil processing facility at its Winchester, Kentucky plant. The line of credit bears interest at a rate of 9.02%. As of October 31, 1996 the Company had $1,410,000 outstanding under the line of credit.

     Martek may require substantial additional funds to continue its research and development programs, to conduct preclinical and clinical studies and to commercialize its nutritional oils, Neuromins(TM), and its other products under development. The ultimate levels of these expenditures will depend, in part, on whether the Company seeks independently, or with other parties through collaborative agreements, to develop, manufacture and market its products. The capital requirements of Martek will depend, among other things, on one or more of the following factors: the speed at which Martek's infant formula licensees incorporate Martek's oils into their term infant formula products; the progress of preclinical and clinical studies; the time and costs of obtaining regulatory clearance for those products subject to regulatory clearance; the costs involved in filing, protecting and enforcing patents and other intellectual property rights; competing technological and market developments; the costs of manufacturing facilities for those products the Company chooses to manufacture itself; the costs of commercializing its products including production development and optimization; and the extent of future facilities expansion and collaborative partnerships. The Company's 1995 purchase of a fermentation facility has had, and will continue to have, a material effect upon Martek's liquidity and capital resources. In addition to the $1.0 million in cash used to close the transaction, the investment in subsequent improvements and the addition of oil processing capabilities, additional capital expenditures will be needed to modify the plant to meet the needs of Martek's production processes and to run the plant prior to the time demand for the Company's nutritional oils grows to fill plant capacity. Plant modifications costing at least $2,000,000 are expected in 1997. Expenditures beyond 1997 will depend in part on production capacity needs, the extent of development and implementation of process improvements and the success of previously implemented improvements. The Company will also be required to repay or refinance the promissory notes due in March and September of 1997 in the aggregate principal amount of $4,000,000 and the interest accrued thereon, associated with the facility purchase. See Note 6 of Notes to the Financial Statements. The notes are secured by the fermentation plant but are without recourse otherwise. The Company plans to seek refinancing for these notes in 1997, but there can be no assurance that the Company will be able to refinance these notes.

     The Company believes its existing capital resources, consisting primarily of cash, short-term investments and marketable securities will provide adequate capital for at least the next 18 months. However, due to the Company's expectations of growth and the rapidly changing nature of the markets in which it competes, no prediction can be made with certainty of the Company's need for additional capital or its liquidity position over the long term. The Company intends to seek additional funding through commercial and government research and development contracts and grants, product sales and license fee arrangements. The Company may pursue other methods of financing its activities, including asset-based borrowing, equity issuances, additional lease financing and collaborative arrangements with partners if such methods are available to the Company and on favorable terms. Should the Company need to raise additional funds, there can be no assurance that such funds will be available to the Company on acceptable terms, if at all.

Martek Biosciences Corporation

Balance Sheets

                                                                              October 31,
                                                               --------------------------------------
                                                                   1996                 1995
-----------------------------------------------------------------------------------------------------

ASSETS
Current assets
  Cash and cash equivalents                                    $  8,633,314         $ 41,038,524
  Short-term investments and marketable securities (Note 3)      30,759,352           10,583,908
  Accounts receivable                                               322,111              316,366
  Inventories (Notes 2 and 4)                                     1,841,128              989,373
  Prepaid expenses                                                  133,560              196,258
  Other current assets                                              124,750              193,694
                                                               ------------         ------------
Total current assets                                             41,814,215           53,318,123
Property, plant and equipment, net (Notes 2 and 5)               15,309,242           11,840,005
                                                               ------------         ------------
                                                               $ 57,123,457         $ 65,158,128
                                                               ============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                             $    641,919         $    575,259
  Accrued liabilities                                             1,494,801              911,407
  Unearned revenue (Note 8)                                               -            2,075,000
  Current portion of notes payable                                4,371,260               75,322
                                                               ------------         ------------
Total current liabilities                                         6,507,980            3,636,988
Long-term portion of notes payable (Note 6)                       1,198,926            4,174,678
Commitments and contingencies (Note 7)

Stockholders' equity (Note 9)
  Preferred stock, $.01 par value; 4,700,000 and 5,000,000
    shares authorized at October 31, 1996 and 1995,
    respectively; none issued or outstanding at October 31,
    1996 and October 31, 1995                                             -                    -
  Series A junior participating preferred stock, $.01 par
    value; 300,000 shares authorized; none issued or
    outstanding at October 31, 1996; none authorized or
    outstanding at October 31, 1995                                       -                    -
  Common stock, $.10 par value; 30,000,000 shares authorized;
    13,392,250 and 13,025,419 shares issued and outstanding
     at October 31, 1996 and 1995, respectively                   1,339,225            1,302,542
  Additional paid-in capital                                     78,268,418           77,321,144
  Accumulated deficit                                           (30,191,092)         (21,277,224)
                                                               ------------         ------------
  Total stockholders' equity                                     49,416,551           57,346,462
                                                               ------------         ------------
                                                               $ 57,123,457         $ 65,158,128
                                                               ============         ============


See accompanying notes.

Martek Biosciences Corporation

Statements of Operations

                                                                       Year ended October 31,
                                                          ------------------------------------------------
                                                              1996           1995            1994
----------------------------------------------------------------------------------------------------------

REVENUES (NOTE 2)
  License fees and related revenues                       $  2,244,409    $   269,689     $ 1,184,575
  Product sales                                                932,713      1,262,285       1,229,477
  Royalties                                                     11,008          5,500               -
  Research and development contracts and grants                769,084        661,654         628,453
                                                          ------------    -----------     -----------
Total revenues                                               3,957,214      2,199,128       3,042,505

COSTS AND EXPENSES
  Cost of product sales                                        539,482        651,597         554,894
  Research and development                                  10,293,895      7,720,130       5,028,846
  Selling, general and administrative                        4,134,331      3,219,502       3,171,380
                                                          ------------    -----------     -----------
Total costs and expenses                                    14,967,708     11,591,229       8,755,120
                                                          ------------    -----------     -----------
Loss from operations                                       (11,010,494)    (9,392,101)     (5,712,615)

OTHER INCOME (EXPENSE)
  Miscellaneous income                                          42,230         34,401          16,392
  Interest income                                            2,459,713        733,917         411,078
  Interest expense                                            (405,317)      (185,127)         (9,113)
                                                          ------------    -----------     -----------
                                                             2,096,626        583,191         418,357
                                                          ------------    -----------     -----------
Net loss                                                  $ (8,913,868)   $(8,808,910)    $(5,294,258)
                                                          ============    ===========     ===========
Net loss per share (Note 2)                               $       (.67)   $      (.94)    $      (.70)
                                                          ============    ===========     ===========
Weighted average common shares outstanding                  13,281,429      9,411,894       7,608,603
                                                          ============    ===========     ===========


See accompanying notes.

Statements of Stockholders' Equity (Deficiency)

                                                                                                  Additional
                                                    Convertible                                     Paid-in
                                                  Preferred Stock         Common Stock              Capital
---------------------------------------------------------------------------------------------------------------
                                                 Shares    Amount      Shares      Amount
BALANCE AT OCTOBER 31, 1993                     409,624    $ 4,096    1,554,940    $  155,494    $ 1,698,160
  Exercise of stock options and warrants              -          -      179,175        17,917        240,820
  Issuance of common stock
    in initial public offering                        -          -    2,300,000       230,000     13,988,839
  Conversion of preferred stock                (409,624)    (4,096)   4,011,259       401,126      6,666,262
  Accretion of dividends                              -          -            -             -        (24,863)
  Series A & B preferred stock dividends              -          -      187,317        18,732        (18,732)
  Payment of preferred stock cash dividends           -          -            -             -       (619,636)
  Net loss                                            -          -            -             -              -
---------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1994                           -          -    8,232,691       823,269     21,930,850
  Exercise of stock options and warrants              -          -      387,516        38,752        735,173
  Issuance of common stock
    for plant purchase                                -          -      511,836        51,183      4,916,038
  Issuance of common stock in
    private placement                                 -          -    1,078,376       107,838     10,570,115
  Issuance of common stock in
    follow-on public offering                         -          -    2,815,000       281,500     39,168,968
  Net loss                                            -          -            -             -              -
---------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995                           -          -   13,025,419     1,302,542     77,321,144
  Exercise of stock options and warrants              -          -      366,831        36,683        947,274
  Net loss                                            -          -            -             -              -
---------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                           -    $     -   13,392,250    $1,339,225    $78,268,418
---------------------------------------------------------------------------------------------------------------


                                                        Accumulated
                                                          Deficit                     Total
-------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1993                           $ (7,174,056)               $(5,316,306)
  Exercise of stock options and warrants                         -                    258,737
  Issuance of common stock
    in initial public offering                                   -                 14,218,839
  Conversion of preferred stock                                  -                  7,063,292
  Accretion of dividends                                         -                    (24,863)
  Series A & B preferred stock dividends                         -                          -
  Payment of preferred stock cash dividends                      -                   (619,636)
  Net loss                                              (5,294,258)                (5,294,258)
-------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1994                            (12,468,314)                10,285,805
  Exercise of stock options and warrants                         -                    773,925
  Issuance of common stock
    for plant purchase                                           -                  4,967,221
  Issuance of common stock in
    private placement                                            -                 10,677,953
  Issuance of common stock in
    follow-on public offering                                    -                 39,450,468
  Net loss                                              (8,808,910)                (8,808,910)
-------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995                            (21,277,224)                57,346,462
  Exercise of stock options and warrants                         -                    983,957
  Net loss                                              (8,913,868)                (8,913,868)
-------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                           $(30,191,092)               $49,416,551
-------------------------------------------------------------------------------------------------


See accompanying notes.

Martek Biosciences Corporation

Statements of Cash Flows

                                                                                              Year ended October 31,
                                                                           --------------------------------------------------------
                                                                               1996                1995                 1994
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                                                 $ (8,913,868)       $ (8,808,910)        $ (5,294,258)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation and amortization                                               893,348             571,068              271,314
    Other net                                                                    (1,130)                  -                    -
    Changes in assets and liabilities:
      Accounts receivable                                                        (5,745)           (146,389)              57,300
      Inventories                                                              (851,755)            165,494             (193,124)
      Prepaid expenses                                                           62,698              (6,253)             501,499
      Other current assets                                                       68,944            (187,222)              (2,707)
      Accounts payable                                                           66,660             271,469             (233,789)
      Accrued liabilities                                                       583,394              31,724              199,812
      Unearned revenue                                                       (2,075,000)            (25,000)              25,000
                                                                           ------------        ------------         ------------
Net cash used in operating activities                                       (10,172,454)         (8,134,019)          (4,668,953)

INVESTING ACTIVITIES
  Purchase of short-term investments and
    marketable securities                                                   (20,175,444)         (1,981,945)          (8,601,963)
  Purchase of property, plant and equipment                                  (4,361,455)         (2,069,077)            (434,689)
                                                                           ------------        ------------         ------------
Net cash used in investing activities                                       (24,536,899)         (4,051,022)          (9,036,652)

FINANCING ACTIVITIES
  Borrowings on notes payable                                                 1,539,954             250,000                    -
  Repayment of notes payable                                                   (219,768)                  -                    -
  Proceeds from the exercise of warrants and
    options, and other                                                          983,957             741,147              258,737
  Proceeds from the issuance of common stock
    in initial public offering                                                        -                   -           14,218,839
  Proceeds from the issuance of common
    stock in private placement                                                        -          10,677,953                    -
  Proceeds from the issuance of common stock
    in follow-on public offering                                                      -          39,450,468                    -
  Payment of cash dividends to preferred stockholders                                 -                   -             (619,636)
                                                                           ------------        ------------         ------------
Net cash provided by financing activities                                     2,304,143          51,119,568           13,857,940
                                                                           ------------        ------------         ------------
Net increase (decrease) in cash and cash equivalents                        (32,405,210)         38,934,527              152,335
Cash and cash equivalents at beginning of year                               41,038,524           2,103,997            1,951,662
                                                                           ------------        ------------         ------------
Cash and cash equivalents at end of year                                   $  8,633,314        $ 41,038,524         $  2,103,997
                                                                           ============        ============         ============


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Purchase of plant                                                        $          -        $ (9,000,000)        $          -
  Proceeds from the issuance of common stock in connection
    with the plant purchase                                                           -           5,000,000                    -
  Borrowings on notes payable in connection with plant purchase                       -           4,000,000                    -

See accompanying notes.

Martek Biosciences Corporation

Notes to Financial Statements

1. ORGANIZATION

Martek Biosciences Corporation (the "Company") develops, manufactures and sells products derived from microalgae. The Company is currently selling nutritional supplements for infant formula and other nutritional product applications, and products for use in basic structural molecular research and structure-based drug design. The Company is developing diagnostic products and pharmaceuticals. A portion of the Company's research and development efforts is performed under various contracts and grants. The Company sells to a broad range of companies, academic and research institutions located throughout North America and Europe.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONTRACTS AND GRANTS A significant portion of contract and grant revenues are derived from Small Business Innovation Research ("SBIR") grants. SBIR grants are intended to aid small businesses in meeting federal research and development needs while stimulating technological innovation. In addition, such grants are used to increase private-sector commercialization of innovations derived from federal research and development.

     As a result of such funding, the U.S. government will have certain rights in the technology developed with the funding. These rights include a nonexclusive, paid-up, worldwide license under such inventions for any governmental purpose. In addition, the government has the right to require the Company to grant an exclusive license under any of such inventions to a third party if the government determines (i) adequate steps have not been taken to commercialize such inventions, (ii) such action is necessary to meet public health or safety needs, or (iii) such action is necessary to meet requirements for public use under federal regulations. Federal law requires any licensor of an invention that was partially funded by federal grants to obtain a covenant from its exclusive licensee to substantially manufacture products using the invention in the United States.

     The Company's revenue from SBIR research and development contracts and grants amounted to $609,000 in 1996, $524,000 in 1995 and $610,000 in 1994.

     Costs for products, contracts and grants, and research and development are based on direct costs incurred plus an allocation of indirect costs based on direct labor and total direct costs. Estimated losses on contracts, if any, are recorded as they become known.

REVENUE RECOGNITION The Company recognizes revenue on contracts and grants to the extent of allowable costs incurred plus a proportionate amount of the fee earned when allowed. Revenue is recognized on product sales when goods are shipped. Revenue from licensing agreements is recognized when milestones are met in accordance with the terms of the respective contracts. Revenue recognized in the accompanying Statements of Operations is not subject to repayment. Revenue received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

     Approximately 15% in 1996, 24% in 1995 and 20% in 1994 of the Company's total revenues were generated from U.S. government contracts, subcontracts, and SBIR grants.

RESEARCH AND DEVELOPMENT Research and development costs are charged to operations as incurred and include contract and grant-related costs of $506,000 in 1996, $421,000 in 1995 and $500,000 in 1994.

INCOME TAXES Net operating loss carryforwards differ for financial statement and income tax purposes due principally to revenue recognition methods used for income tax purposes.

     Under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method.

NET LOSS PER SHARE Net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from stock options and warrants are excluded as their effect is antidilutive. However, pursuant to the requirements of the Securities and Exchange Commission, common stock, stock dividends, options and warrants to purchase common stock and redeemable convertible preferred stock issued during the twelve months immediately preceding the initial filing of the Registration Statement relating to the initial public offering ("IPO") of December 1, 1993, were included in the calculation of weighted average shares as if they were outstanding for all periods presented (using the treasury stock method). Additionally, accrued dividends on the Company's preferred stock of $35,860 for the year ended October 31, 1994 has been added to the net loss in the calculation of net loss per share.

INVENTORIES Inventories are valued at the lower of average cost or market and include appropriate elements of material, labor and indirect costs. Inventories include products and materials held for sale as well as products and materials that are also used in the Company's research and development activities.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method, based on useful lives which are twenty years for the Company's manufacturing plant and generally ten years for machinery and equipment, five years for furniture and fixtures, and the shorter of the useful life or the lease term for leasehold improvements. The Company will initiate straight-line depreciation on its newly constructed oil processing plant in 1997 based on a useful life of fifteen years.

Statements of Cash Flows Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

     Interest paid by the Company amounted to approximately $133,000 in 1996, $15,000 in 1995 and $9,000 in 1994. For the years ended October 31, 1996, 1995, and 1994, the Company paid no income taxes.


3. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

In fiscal 1995, the Company adopted Statement of Financial Accounting
Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The adoption was not material to the Company's financial position or results of operations. The Company has classified all debt and equity securities as available-for-sale. Available-for-sale securities are carried at fair value, with material unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. Available-for-sale securities consisted of U.S. government obligations totaling $30,759,352 and $10,583,908 for the years ended October 31, 1996 and 1995, respectively. At October 31, 1996 and 1995, the estimated fair value of these securities approximated cost.


4. INVENTORIES

Inventories consisted of the following:

                                                      October 31,
                                               1996                1995
----------------------------------------------------------------------------
Finished products                          $  875,645            $468,472
Work in process                               545,168             272,741
Raw materials                                 420,315             248,160
                                           ----------            --------
                                           $1,841,128            $989,373
                                           ==========            ========


5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                     October 31,
                                              1996                  1995
-----------------------------------------------------------------------------
Land                                        $   149,860         $   149,860
Building and improvements                     1,738,441           1,736,824
Machinery and equipment                      15,026,822          10,923,150
Furniture and fixtures                          429,279             242,523
Leasehold improvements                          336,119             266,708
                                            -----------         -----------
                                             17,680,521          13,319,065
Less accumulated depreciation
  and amortization                            2,371,279           1,479,060
                                            -----------         -----------
                                            $15,309,242         $11,840,005
                                            ===========         ===========


     Depreciation expense amounted to $893,000, $571,000 and $271,000 for the years ended October 31, 1996, 1995 and 1994, respectively.


6. PURCHASE OF PLANT AND NOTES PAYABLE

On March 16, 1995, the Company purchased a fermentation facility located in Winchester, Kentucky for cash, stock and promissory notes totaling $10 million. At the closing of the transaction, the Company paid the seller $1 million in cash and $5 million in common stock (511,836 shares). The Company also signed a promissory note for $2 million payable on March 16, 1997 (accruing interest at a rate of 6.66% to be paid at the note's maturity) and another promissory note for $2 million payable on September 16, 1997 (accruing interest at a rate of 6.74% to be paid at the note's maturity). The Company uses the facility to produce oils rich in DHA and ARA using its proprietary technology. The promissory notes are collateralized by the fermentation plant but are without recourse otherwise.


7. COMMITMENTS AND CONTINGENCIES

FACILITIES LEASES The Company leases its premises under an operating lease agreement which expires in October 1998. The lease provides for rent abatement incentives to the Company. For financial reporting purposes, any such rent abatement is recognized on a straight-line basis over the life of the lease, and rent expense recognized in excess of cash rent paid is reflected as accrued rent. The terms of the lease call for rent escalations of 2% in both October 1996 and 1997. The Company has an option to extend the lease for five additional years at 95% of the then prevailing fair rental value. Rent expense was approximately $313,000 in 1996, $286,000 in 1995 and $233,000 in 1994.

     Future minimum lease payments under the lease, assuming the Company will not exercise any additional cancellation or expansion rights it has under the lease, at October 31, 1996, were as follows:

              1997            $323,000
              1998             329,000
                              --------
                              $652,000
                              ========


SCIENTIFIC RESEARCH COLLABORATIONS The Company has entered into various collaborative research and license agreements. Under the agreements, the Company is required to fund research or to collaborate on the development of potential products. Certain of these agreements also commit the Company to make payments upon the occurrence of certain milestones, and royalties upon the sale of certain products resulting from such collaborations.

TERM LOAN On October 7, 1994, the Company entered into an equipment line of credit in the amount of $250,000. The line of credit converted into a three-year term loan on October 7, 1995, bearing interest at the rate of 10%. As of October 31, 1996 and 1995, the balance of the term loan was $168,000 and $250,000, respectively. This loan is collateralized by the equipment purchased with the proceeds.

LINE OF CREDIT On June 20, 1996, the Company entered into an equipment line of credit in the amount of $2,000,000 to finance a portion of the construction of its oil processing facility in Winchester, KY. Draws on the line of credit as of June 20, 1996 converted to a four year term loan bearing interest at the rate of 9.02%. As of October 31, 1996, $495,000 of the line was available for future borrowings and $1,410,000 was outstanding. This loan is collateralized by the equipment purchased with the proceeds.

SBIR GRANTS The Company had commitments at October 31, 1996 to fund up to $1.7 million of Phase III SBIR technology commercialization expenses, provided the technology under existing Phase II SBIR grants yields commercial opportunities favorable to the Company.

     Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 1996, would not have a material effect on the financial statements.

Other  The Company was not a party to any material legal proceedings.


8. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. Potentially refundable license fees are recorded as unearned revenue and are not recognized as revenue until the earnings process is complete and amounts are not subject to refund. Under the terms of one of the agreements, revenues of $2,075,000 previously recorded as unearned were recognized in the first quarter of 1996. Certain agreements include royalty payments, which will be based upon a percentage of future product sales. Royalties in the amount of $11,008 and $5,500 were earned in the years ended October 31, 1996 and 1995, respectively.


9. CAPITAL ACCOUNTS

STOCK OPTION PLAN Options to purchase common stock under the Company's stock option plan ("Option Plan") are granted at prices as determined by the Board of Directors, but shall not be less than the fair market value of the Company's common stock. The options are qualified and non qualified and vest over a period of up to five years. The exercise dates and expiration of options (up to a maximum of ten years from the date of grant) are as determined by the Company's Board of Directors.

     Details of shares under option were as follows:

                                            Number of         Option Price
                                              Shares            Per Share
----------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1993                 1,465,890                $1-$8
Granted                                       186,000            $8-$11.88
Exercised                                    (131,350)               $1-$8
Forfeited                                     (30,125)           $2-$9.625
                                            ---------        -------------
BALANCE AT OCTOBER 31, 1994                 1,490,415            $1-$11.88
Granted                                       192,250          $8.38-$13.5
Exercised                                    (221,316)           $1-$11.88
Forfeited                                     (19,950)          $1.5-$13.5
                                            ---------        -------------
BALANCE AT OCTOBER 31, 1995                 1,441,399           $1.5-$13.5
Granted                                       284,600        $18.00-$34.25
Exercised                                    (223,890)         $1.5-$20.25
Forfeited                                     (22,150)           $2-$34.25
                                            ---------        -------------
BALANCE AT OCTOBER 31, 1996                 1,479,959          $1.5-$34.25

     At October 31, 1996, 916,927 Option Plan options were exercisable at a weighted average exercise price of $6.55 per share, and a total of 105,105 shares of common stock were available for future grants under the Option Plan. The Option Plan expired as of December 31, 1996. The Company will recommend a new stock option plan for approval by shareholders at its 1997 Shareholder Meeting.

DIRECTORS' STOCK OPTION PLAN The Company established a Directors' Stock Option Plan in 1994 ("Directors' Plan"). The Directors' Plan provides for the award of stock options to nonemployee directors. Options under the Directors' Plan are granted at the fair market value of the Company's common stock, and are exercisable six months after grant. After the inception of the Directors' Plan, new, eligible directors receive options to purchase 7,500 shares of Martek's common stock upon commencement of service as a director and 3,500 options upon reelection. A total of 150,000 shares of common stock were initially reserved for issuance under the Directors' Plan. During 1994, 20,050 options were granted at an exercise price of $11.25 per share, and during 1995, 30,000 options were granted at an exercise price of $9.50 per share. During 1996, 21,000 options were granted at an exercise price of $32.875 per share. No options were exercised in 1994 or 1995. In 1996, 9,200 of these options were exercised at prices ranging from $9.50-$11.25 per share. At October 31, 1996, 61,850 options were outstanding and 78,950 options were available for future grant under the Directors' Plan.

WARRANTS AND STOCK OPTION AGREEMENTS At October 31, 1993, warrants to purchase 50,025 shares of the Company's common stock were outstanding at a purchase price of $1.00 per share. The warrants outstanding at October 31, 1993 were all exercised in March 1994.

     In connection with a private placement of the Company's common stock in 1995, warrants were issued to purchase 377,068 additional shares of common stock at $9.91 and $10.25 per share which were initially exercisable. During 1995, 14,000 shares were exercised under the warrants at a price of $10.25 per share. During 1996, 8,741 shares were exercised under the warrants at a price of $10.25 per share. At October 31, 1996, warrants to purchase 354,327 shares remain outstanding. The warrants expire in May and June 1998.

     Prior to 1992, the Company granted 385,000 stock options (275,000 of which were not included in the Company's Option Plan) at an average exercise price of $1.50 per share, to a company of which two officers of the Company are stockholders, and through which they provided consulting services to the Company prior to 1992. Such officers do not anticipate providing such services to the Company through such company in the future. During 1994, 20,000 of these options were exercised at a price of $1.00 per share and during 1995, 150,000 of these options were exercised at a price of $1.50 per share. During 1996, 125,000 of these options were exercised at a price of $1.5045 per share and 22,500 of these options were exercised at a price of $2.00 per share. At October 31, 1996, 67,500 of these options were outstanding, all of which are currently exercisable. These options expire in October 1997.

STOCKHOLDER RIGHTS PLAN In January 1996, the Board of Directors adopted a Stockholder Rights Plan ("Rights Plan") in which preferred stock purchase rights ("Rights") have been granted as a dividend at the rate of one Right for each share of the Company's Common Stock held of record at the close of business on February 7, 1996. Each Right provides the holder the opportunity to purchase 1/1000th of a share of Series A Junior Participating Preferred Stock under certain circumstances at a price of $150 per share of such preferred stock. All rights expire on February 7, 2006.

     At the time of adoption of the Rights Plan, the Rights were neither exercisable nor traded separately from the Common Stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the Common Stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the Common Stock. Ten days after a public announcement that a person or group has become the beneficial owner of 20% or more of the Common Stock, each holder of a Right, other than the acquiring person, would be entitled to purchase $300 worth of the Common Stock of the Company for each Right at the exercise price of $150 per Right, which would effectively enable such Right holders to purchase the Common Stock at one-half of the then current price.

     If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase $300 worth of common stock of the acquiring company at the exercise price of $150 per Right, which would effectively enable such Right holders to purchase the acquiring company's common stock at one-half of the then current market price.

     At any time after a person or group of persons becomes the beneficial owner of 20% or more of the Common Stock, the Board of Directors, on behalf of all stockholders, may exchange one share of Common Stock for each Right, other than Rights held by the acquiring person.

     The Board of Directors may authorize the redemption of the Rights, at a redemption price of $.001 per Right, at any time until ten days (as such period may be extended or shortened by the Board) following the public announcement that a person or group of persons has acquired beneficial ownership of 20% or more of the outstanding Common Stock.


10. INCOME TAXES

At October 31, 1996, the Company had net operating loss carry forwards of approximately $42,100,000 for income tax reporting purposes that expire in years 2000 through 2011.

     Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The Company has had significant ownership changes over the past four years, including an initial public offering of its common stock in December 1993 and a follow-on offering of its stock in October 1995, which may have caused these limitations to apply.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting. Significant components of the Company's deferred tax liabilities and assets as of October 31, 1996 are as follows:

                                                       October 31,
                                                1996                 1995
------------------------------------------------------------------------------
Deferred tax liabilities                    $   193,000          $   122,000
                                            -----------          -----------
Deferred tax assets:
  Deferred revenues                         $         -          $   830,000
  Write-off of patent                           251,000              251,000
  Net operating loss
    carryforwards                            16,847,000            9,294,000
                                            -----------          -----------
Total deferred tax assets                   $17,098,000          $10,375,000
                                            -----------          -----------
Net deferred tax assets
  before valuation allowance                $16,905,000          $10,253,000
                                            ===========          ===========

Valuation allowance for net
  deferred tax assets                       $16,905,000          $10,253,000
                                            ===========          ===========
Net deferred tax assets                     $         -          $         -
                                            ===========          ===========


11. EMPLOYEE 401(k) PLAN

The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 20% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 1996, the Company had not contributed to the plan.


Report of Independent Auditors

BOARD OF DIRECTORS
MARTEK BIOSCIENCES CORPORATION

We have audited the accompanying balance sheets of Martek Biosciences Corporation as of October 31, 1996, and 1995, and the related statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martek Biosciences Corporation at October 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.


/s/  ERNST & YOUNG LLP

Vienna, Virginia
December 13, 1996

Martek Biosciences Corporation

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

Henry Linsert, Jr.
Chairman, Chief Executive Officer

Richard J. Radmer, Ph.D.
President, Chief Scientific Officer

Jules Blake, Ph.D.
Former Vice President, Corporate
Scientific Affairs of Colgate-Palmolive Co.

Bruce E. Elmblad
President, Venture Investment Advisors

Ann L. Johnson, M.D.
Mills Peninsula Hospital
Psychiatrist/Psychopharmacologist

Douglas J. MacMaster, Jr.
Former Senior Vice President of Merck & Co., Inc.

John H. Mahar
President of Hillside Management

Sandra Panem, Ph. D.
President, Vector Fund Management, L.P.

Eugene H. Rotberg
Former Executive Vice President of
Merrill Lynch & Co. and Treasurer of World Bank

William D. Smart
Former President of Ross Laboratories and
Corporate Vice President of Abbott Laboratories


OFFICERS

Henry Linsert, Jr.
Chairman, Chief Executive Officer

Richard J. Radmer, Ph.D.
President, Chief Scientific Officer

Thomas C. Fisher
Senior Vice President, Operations

Steve Dubin
Chief Financial Officer, General Counsel,
Secretary and Treasurer

David J. Kyle, Ph.D.
Senior Vice President, Head of Research and Development


SCIENTIFIC ADVISORY BOARD

A. S. Clausi
Former Senior V.P. and Chief Research Officer of General Foods Corp.

Bruce C. Parker, Ph.D.
Professor of Botany at Virginia Polytechnic Institute and
State University of Blacksburg, Virginia

Marvin J. Weinstein, Ph.D.
Former Vice President for Antibiotic Research and
Recombinant DNA Research at Schering Plough Corporation

Phillip P. Toskes, M.D.
Director of the Division of Gastroenterology, Hepatology and Nutrition at the University of Florida College of Medicine


CORPORATE INFORMATION


HEADQUARTERS

Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081


LEGAL COUNSEL

Hogan & Hartson L.L.P.
Baltimore, MD


INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
Vienna, Virginia


TRANSFER AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

STOCK DESCRIPTION AND FORM 10-K

The Company's common stock commenced trading on the NASDAQ National Market System under the symbol MATK on November 23, 1993. Prior to that date, there was no established market for the Company's common stock. As of December 31, 1996, there were approximately 193 holders of record of the Company's common stock. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's common stock as reported by NASDAQ:

PRICE RANGE OF COMMON STOCK

Fiscal 1995                                                 High              Low
--------------------------------------------------------------------------------------
November 1, 1994 - January 31, 1995                         $11 1/2          $8
February 1, 1995 - April 30, 1995                           $11 1/4          $8 1/2
May 1, 1995 - July 31, 1995                                 $15 1/4          $9 1/4
August 1, 1995 - October 31, 1995                           $19 3/4          $13

Fiscal 1996                                                 High             Low
--------------------------------------------------------------------------------------
November 1, 1995 - January 31, 1996                         $35 1/2          $17 3/4
February 1, 1996 - April 30, 1996                           $37 3/4          $28
May 1, 1996 - July 31, 1996                                 $36 1/2          $18 3/4
August 1, 1996 - October 31, 1996                           $32              $19 1/2

SHAREHOLDERS MAY OBTAIN, AT NO CHARGE, A COPY OF MARTEK BIOSCIENCES CORPORATION'S 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BY WRITING TO:

INVESTOR RELATIONS
MARTEK BIOSCIENCES CORPORATION
6480 DOBBIN ROAD
COLUMBIA, MARYLAND 21045

Celtone(R) is a trademark of the Company, registered with the U.S. Patent and Trademark Office.

Neuromins(TM) is a trademark of the Company.

Doprexin(TM) is a trademark of Neuromedica, Inc.