Form 10-K, Exhibit 13
period 1997-10-31
MARTEK BIOSCIENCES CORP
filed 1998-01-29
CIK 892025

MARTEK BIOSCIENCES CORPORATION

SELECTED FINANCIAL DATA

                                                                             Year Ended October 31,
                                                   --------------------------------------------------------------------------
In thousands except per share data                      1997             1996           1995       1994(1)        1993(1)
-----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
Revenues
  Product sales                                    $   3,566        $     933      $   1,262      $  1,230      $   1,522
  License fees and related revenues                      293            2,244            270         1,185          2,107
  Royalties                                               28               11              5            --             --
  Research and development contracts and grants          530              769            662           628            889
                                                   ---------        ---------      ---------      --------      ---------
  Total revenues                                       4,417            3,957          2,199         3,043          4,518


Costs and expenses
  Cost of product sales                                2,697              539            652           555            707
  Research and development                            11,051           10,294          7,720         5,029          3,604
  Selling, general and administrative                  7,415            4,134          3,219         3,171          2,661
                                                   ---------        ---------      ---------      --------      ---------
  Total costs and expenses                            21,163           14,967         11,591         8,755          6,972
                                                   ---------        ---------      ---------      --------      ---------
  Loss from operations                               (16,746)         (11,010)        (9,392)       (5,712)        (2,454)
  Other income, net                                    1,349            2,096            583           418            142
                                                   ---------        ---------      ---------      --------      ---------
  Net loss                                         $ (15,397)       $  (8,914)     $  (8,809)     $ (5,294)     $  (2,312)
                                                   =========        =========      =========      ========      =========
  Net loss per share                               $   (1.14)       $    (.67)     $    (.94)     $   (.70)     $   (1.86)
                                                   =========        =========      =========      ========      =========
  Weighted average common shares outstanding          13,559           13,281          9,412         7,609          1,476
                                                   =========        =========      =========      ========      =========

(1)Pursuant to the requirements of the Securities and Exchange Commission, common stock, stock dividends, options and warrants to purchase common stock and redeemable convertible preferred stock issued during the twelve months immediately preceding the initial filing of the Registration Statement relating to the Company's initial public offering of December 1, 1993, were included in the calculation of weighted average shares as if they were outstanding for all periods presented (using the treasury stock method). Additionally, accrued dividends on the Company's preferred stock of $35,860 for the year ended October 31, 1994 has been added to the net loss in the calculation of net loss per share.


                                                                                       October 31,
                                                      -------------------------------------------------------------------------
                                                          1997          1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND OTHER DATA
Cash, cash equivalents, short-term investments
  and marketable securities                           $ 20,675      $ 39,392       $ 51,623       $ 10,706        $ 1,952
Working capital                                         21,990        35,306         49,681          8,944            544
Total assets                                            41,342        57,123         65,158         13,569          5,015
Long-term debt                                           3,292         1,199          4,175             --             --
Redeemable convertible preferred stock                      --            --             --             --          7,038
Accumulated deficit                                    (45,588)      (30,191)       (21,277)       (12,468)        (7,174)
Total stockholders' equity (deficiency)                 34,687        49,416         57,346         10,286         (5,316)
Cash dividends declared--common stock                       --            --             --             --             --

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S BUSINESS AND OPERATIONS, INCLUDING STATEMENTS ABOUT: (i) FUTURE REVENUES AND PRODUCT INTRODUCTIONS; (ii) FUTURE PRODUCTION EFFICIENCIES FOR ITS NUTRITIONAL OILS PRODUCTS; (iii) FUTURE RESEARCH AND DEVELOPMENT COSTS; AND, (iv) CAPITAL NEEDS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY DUE TO A VARIETY OF RISK FACTORS SET FORTH HEREIN AND FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING BUT NOT LIMITED TO ITS REPORT ON FORM 10-K AND ITS S-3 DECLARED EFFECTIVE ON SEPTEMBER 26, 1995.

    Since its inception in 1985, Martek has been engaged primarily in the research and development, manufacturing and sales of products derived from microalgae. In 1989, the Company began the commercial production and sale of its products for drug design. In 1992, Martek began to realize revenues from license fees related to its nutritional oils containing docosahexaenoic acid ("DHA") and arachidonic acid ("ARA") and sales of sample quantities of these oils. In 1995, Martek recognized its first product and royalty revenues from sales of infant formula containing these oils, and late in 1996 began to recognize revenues from the sale of Neuromins(TM), a DHA dietary supplement. Martek has incurred losses in each year since its inception. At October 31, 1997, the Company's accumulated deficit was $45,588,000. The Company expects to continue to expand its research and development effort, optimize oil production and increase its product marketing activities. As a result, Martek expects its losses to continue and possibly increase for at least the first half of 1998, until significant sales of its nutritional oils and Neuromins(TM) DHA products occur and/or until significant royalties from sales of infant formula products containing its oils are recognized. In addition, the Company expects to continue to experience quarter-to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues.

    Two of the Company's licensees have introduced term infant formula products containing Martek's DHA and ARA in Spain and Israel, and three of the Company's licensees have introduced preterm infant formula products containing Martek's DHA and ARA in twenty-four countries. Management is not able to predict, however, when, or if, any of these licensees will expand or introduce new offerings of products containing Martek's oils. Management does not believe that broad product introductions of term infant formulas containing these oils will occur before the middle of 1998, at the earliest. Revenues from preterm uses of Martek's oils will not, alone, significantly reduce Martek's losses. Because the extent and timing of future oils-related revenues are largely dependent upon the Company's licensees, the timing or likelihood of future profitability is largely dependent on factors over which the Company has no control.

RESULTS OF OPERATIONS

Revenues

Revenues increased from $2,199,000 in 1995 to $3,957,000 in 1996, an increase of 80%. This increase resulted from revenue recognition for accounting purposes, in 1996, of cash received for license fees in 1992 and 1993. These license fees, in the amount of $2,075,000, were initially recorded as deferred revenue when received. Revenues in 1997 increased to $4,417,000, an increase of 12% from 1996 revenues of $3,957,000. This increase resulted from a $2,633,000, or 282%, increase in product sales in 1997 compared to 1996, offset by the nonrecurrence of the $2,075,000 license fee recognition in 1996 discussed above.

    Product sales decreased from $1,262,000 in 1995 to $933,000 in 1996, but increased 282% in 1997 to $3,566,000. In 1996, despite an increase in nutritional product sales of $138,000, overall product sales decreased 26% mainly due to lower prices caused by intense price competition for stable isotope-based products. In 1997, nutritional product sales increased $1,643,000, or over tenfold, as a result of intense marketing, advertising and public relations efforts aimed at commercializing the Company's products. Stable isotope sales more than doubled as a result of increased sales and marketing efforts and new product introductions.

    Contract and grant revenues increased by 16% in 1996 as compared to 1995, and decreased by 31% in 1997 as compared to 1996. During the fourth quarter of 1995 the Company was awarded over $1,000,000 in grants for research and development projects. Revenue from these grants was primarily responsible for the increase in contract and grant revenue in 1996. Fewer recent grant awards resulted in 1997's decrease in contract and grant revenue. Management expects to continue its efforts to secure research and development contracts and grants. The timing and ultimate success of these efforts cannot be predicted.

Cost of Product Sales

Cost of product sales increased as a percentage of product sales from 52% in 1995 to 58% in 1996 and 76% in 1997. These increases occurred mainly as a result of the significant contribution and timing of royalty income, low plant utilization and product mix. Infant formula royalties may comprise up to half of revenues from oil sold for use in infant formula products. These royalties are received and recognized as revenue approximately nine months after the initial sale of oil. Accordingly, royalty revenues are not included in product sales, thereby mathematically creating a significantly higher cost of goods sold as a percentage of revenues than would have been the case if royalties were incorporated into the product price and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


recognized at the same time as the related product sale. In addition, oil production cost was high due to the low volume of production in 1996 and 1997, and because the production process requires further optimization. As sales volumes increase and manufacturing efficiencies and optimization occur, Management believes that the cost of production of its nutritional oils products has the potential to decrease. Management believes that a significant continued optimization effort will be required for at least the next two years. There can be no assurance that the Company will be able to successfully optimize production of its nutritional oils in order to manufacture commercial quantities at a reasonable cost, or continue to comply with applicable regulatory requirements, including GMP, or that these facilities will be sufficient to meet the future demand for its oils. The balance of the increase in cost of sales resulted from price reductions in the Company's drug discovery products brought about by competition. Management believes that, in the future, sales of the Company's drug discovery products can be increased at the same time that production costs can be decreased by allocating expensive raw materials over a range of new co-products, but the ultimate impact of these efforts on the cost of sales cannot be predicted.

Research and Development

Research and Development expenses, including contract-related costs, increased from $7,720,000 in 1995 to $10,294,000 in 1996, an increase of 33%, and to
$11,051,000 in 1997, an increase of 7% over 1996. Contract-related research and development costs included in these amounts were $421,000 in 1995, $506,000 in 1996, and $509,000 in 1997. Consistent with the Company's plans, nutritional oils development costs accounted for a significant portion of the increase in research and development costs in all periods and resulted from intensified efforts to meet production and product introduction objectives. To support the introductions of infant formula products containing Martek's oils, the Company intensified its commercial scale up and optimization efforts for its oils products beginning during the latter half of 1994. These efforts continued through 1997. Costs associated with nutritional oils development accounted for approximately 75% of research and development expenses for 1995 and 1996, and more than 75% in 1997. Research and development costs may increase in the future as the Company continues its optimization of large-scale fermentation and oil production.

Selling, General and Administrative

Selling, general and administrative ("SG&A") costs rose from $3,219,000 in 1995 to $4,134,000 in 1996, an increase of 28%, and to $7,415,000 in 1997, an increase of 79% over 1996. These costs increased in 1996 due to costs associated with a public awareness campaign for DHA and ARA; Neuromins(TM) marketing costs; and increased insurance and other corporate overhead costs. In 1997, SG&A costs increased primarily as a result of building the Company's sales and marketing team; advertising costs to promote the Company's products; and increased costs to promote the public's awareness of DHA. SG&A costs are expected to continue to increase in the future as the Company transitions from a development company to one commercializing its products.

Other Income, Net

Other income increased to $2,096,000 in 1996 from $583,000 in 1995, primarily as a result of interest earned on funds raised by the Company in a public offering late in 1995. Other income decreased by $747,000 in 1997 to $1,349,000 due to a decrease in the amount of interest earned on the investment of funds received in the 1995 public offering as a portion of such funds were used to support Company operations.

Net Loss

As a result of the foregoing, net losses were $8,809,000 in 1995, $8,914,000 in 1996 and $15,397,000 in 1997.

    Inflation and seasonality of revenues have not had a material impact on the results of operations of the Company.

Recent Accounting Pronouncements

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25. If companies elect to account for stock-based compensation under the provisions of APB No. 25, pro forma disclosure is required for fiscal years beginning after December 31, 1995 in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to continue accounting for its stock-based compensation in accordance with the provisions of APB No.
25. As such, the adoption of SFAS No. 123 had no impact on the financial position or results of operations of the Company. See Note 9 of Notes to Financial Statements for further information.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is effective for both interim and annual financial statements for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Statement 128 is not expected to have an impact on the Company's earnings per share calculation.

Impact of Year 2000

Management is beginning to study the implications of the Year 2000 on its information systems. However, based on the business risk associated with the Company's information systems, Management does not anticipate that the Year 2000 will have a significant impact on its information systems or result in a significant commitment of resources to resolve potential problems associated with this event.

Liquidity and Capital Resources

Martek has financed its operations primarily from the issuance and sale of equity securities, debt financing, revenues received under research and development contracts and grants, limited product sales and the receipt of license fees. Since its inception, the Company has raised approximately $19.5 million from private sales of its equity securities, including approximately $10.7 million from the private placement of equity securities in 1995. The Company has also raised approximately $53.7 million from public sales of the Company's common stock including $14.2 million from the net proceeds of Martek's Initial Public Offering which closed in December 1993, and $39.5 million from the net proceeds of the Company's follow-on offering which closed in October 1995. Through October 31, 1997, Martek has incurred an accumulated deficit of $45,588,000. The Company's balance of cash and cash equivalents at October 31, 1997 was $1,977,000. In addition, at October 31, 1997, Martek had $18,698,000 in short-term investments and marketable securities. These investments and securities consist of U.S. government securities and are available to meet the future cash needs of the Company. Cash, cash equivalents, short-term investments and marketable securities decreased by $18,717,000 in 1997, primarily due to the Company's: continued operating losses; capital expenditures at its production facility in Kentucky as described below; and an increase of nutritional oils inventory as demand for the Company's products grows.

    Capital expenditures of $1,881,000 were made in 1997, a significant portion of which represents upgrades to the Company's fermentation facility in Winchester, Kentucky, which was purchased in 1995 and construction of an oil processing plant at the site. See Note 6 of Notes to Financial Statements. Management expects additional capital expenditures of at least $2,000,000 in 1998 as a result of escalating fermentation and oil processing activities at the facility. On October 7, 1994, the Company entered into an equipment line of credit in the amount of $250,000. The line of credit bore a variable rate of interest on any outstanding balance until October 7, 1995, at which date it converted into a three-year term loan, bearing an interest rate of 10%. As of October 31, 1997 the Company had $84,000 outstanding under the loan. On June 20, 1996, the Company entered into an equipment line of credit in the amount of $2,000,000 to finance a portion of the construction of the oil processing facility at its Winchester, Kentucky plant. Draws on the line of credit as of June 20, 1996 converted to a four-year term loan bearing interest at the rate of 9.02%. As of October 31, 1997 the Company had $1,107,000 outstanding under the loan. On March 21, 1997, the Company entered into a four-year term loan in the amount of $4,000,000 to refinance notes payable related to the Company's 1995 purchase of its fermentation facility. See Note 6 of Notes to Financial Statements. The term loan bears interest at the rate of 8.61% and as of October 31, 1997, the outstanding balance was $3,414,000.

    The Company is required to meet certain covenants in relation to its outstanding term loans. At October 31, 1997, the Company was in compliance with all such covenants, which require, among other things, minimum cash balances, net worth and current ratio. It is uncertain, however, if the Company will be able to continue to meet such covenants in the future. If the Company fails to meet such covenants, one or all of its loans could be called, which would adversely impact the Company's capital resources and liquidity.

    Martek may require substantial additional funds to continue its research and development programs, to conduct preclinical and clinical studies and to commercialize its nutritional oils, Neuromins(TM), and its other products under development. The ultimate levels of these expenditures will depend, in part, on whether the Company seeks independently, or with other parties through collaborative agreements, to develop, manufacture and market its products. The capital requirements of Martek will depend, among other things, on one or more of the following factors: the speed at which Martek's infant formula licensees incorporate Martek's oils into their term infant formula products; the progress of preclinical and clinical studies; the time and costs of obtaining regulatory clearance for those products subject to regulatory clearance; the costs involved in filing, protecting and enforcing patents and other intellectual property rights; competing technological and market developments; the costs of manufacturing facilities for those products the Company chooses to manufacture itself; the costs of commercializing its products including production development and optimization; and the extent of future facilities expansion and collaborative partnerships. The Company's 1995 purchase of a fermentation facility has had, and may continue to have, a material effect upon Martek's liquidity and capital resources. In addition to the $1.0 million in cash used to close the transaction, the investment in subsequent improvements and the addition of oil processing capabilities, additional capital expenditures will be needed to modify the plant to meet the needs of Martek's production processes and to run the plant prior to the time demand for the Company's nutritional oils grows to fill plant capacity. Plant modifications costing at least $2,000,000 are expected in 1998, but will depend, in part, on production capacity needs, the extent of development and implementation of process improvements and the success of previously implemented improvements.

    Management believes its existing capital resources, consisting primarily of cash, short-term investments and marketable securities will provide adequate capital for at least the next 12 months. However, due to the Company's expectations of growth and the rapidly changing nature of the markets in which it competes, no prediction can be made with certainty of the Company's need for additional capital or its liquidity position over the long term. The Company intends to seek additional funding through commercial and government research and development contracts and grants, product sales and license fee arrangements. Management is also likely to pursue other methods of financing its activities in 1998, including asset-based borrowing, equity issuances, additional lease financing and collaborative arrangements with partners if such methods are available to the Company and on favorable terms. There can be no assurance, however, that such funds will be available to the Company on acceptable terms, if at all.

MARTEK BIOSCIENCES CORPORATION

BALANCE SHEETS

                                                                                       October 31,
                                                                      -------------------------------------------------
                                                                            1997                          1996
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                            $  1,977,027                  $  8,633,314
  Short-term investments and marketable securities (Note 3)              18,697,859                    30,759,352
  Accounts receivable                                                     1,180,691                       322,111
  Inventories (Notes 2 and 4)                                             2,905,452                     1,841,128
  Prepaid expenses                                                          318,270                       133,560
  Other current assets                                                      272,836                       124,750
                                                                       ------------                  ------------
Total current assets                                                     25,352,135                    41,814,215
Property, plant and equipment, net (Notes 2 and 5)                       15,989,432                    15,309,242
                                                                       ------------                  ------------
                                                                       $ 41,341,567                  $ 57,123,457
                                                                       ============                  ============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                     $  1,008,107                  $    641,919
  Accrued liabilities                                                     1,040,849                     1,494,801
  Current portion of notes payable                                        1,313,769                     4,371,260
                                                                       ------------                  ------------
Total current liabilities                                                 3,362,725                     6,507,980
Long-term portion of notes payable (Note 6)                               3,292,159                     1,198,926
Commitments and contingencies (Note 7)

Stockholders' equity (Note 9)
  Preferred stock, $.01 par value; 4,700,000 shares authorized at
    October 31, 1997 and 1996; none issued or outstanding at
    October 31, 1997 and 1996                                                    --                            --
  Series A junior participating preferred stock, $.01 par value;
    300,000 shares authorized; none issued or outstanding
    at October 31, 1997 and 1996                                                 --                            --
  Common stock, $.10 par value; 30,000,000 shares authorized;
    13,673,659 and 13,392,250 shares issued and outstanding at
    October 31, 1997 and 1996, respectively                               1,367,366                     1,339,225
  Additional paid-in capital                                             78,907,450                    78,268,418
  Accumulated deficit                                                   (45,588,133)                  (30,191,092)
                                                                       ------------                  ------------
  Total stockholders' equity                                             34,686,683                    49,416,551
                                                                       ------------                  ------------
                                                                       $ 41,341,567                  $ 57,123,457
                                                                       ============                  ============


See accompanying notes.

                                                  MARTEK BIOSCIENCES CORPORATION

                                                        STATEMENTS OF OPERATIONS


                                                                                     Year ended October 31,
                                                              --------------------------------------------------------------
                                                                           1997               1996               1995
----------------------------------------------------------------------------------------------------------------------------
REVENUES (NOTES 2 AND 8)
  Product sales:
       Nutritional product sales                                   $  1,799,839     $      156,625       $     85,900
       Other product sales                                            1,766,148            776,088          1,176,385
                                                                   ------------     --------------       ------------
             Total product sales                                      3,565,987            932,713          1,262,285
  License fees and related revenues                                     292,839          2,244,409            269,689
  Royalties                                                              28,475             11,008              5,500
  Research and development contracts and grants                         529,795            769,084            661,654
                                                                   ------------     --------------       ------------
Total revenues                                                        4,417,096          3,957,214          2,199,128

COSTS AND EXPENSES
  Cost of product sales                                               2,697,050            539,482            651,597
  Research and development                                           11,050,574         10,293,895          7,720,130
  Selling, general and administrative                                 7,415,127          4,134,331          3,219,502
                                                                   ------------     --------------       ------------
Total costs and expenses                                             21,162,751         14,967,708         11,591,229
                                                                   ------------     --------------       ------------
Loss from operations                                                (16,745,655)       (11,010,494)        (9,392,101)

OTHER INCOME (EXPENSE)
  Miscellaneous income                                                   93,770             42,230             34,401
  Interest income                                                     1,682,785          2,459,713            733,917
  Interest expense                                                     (427,941)          (405,317)          (185,127)
                                                                   ------------     --------------       ------------
                                                                      1,348,614          2,096,626            583,191
                                                                   ------------     --------------       ------------
Net loss                                                           $(15,397,041)    $   (8,913,868)      $ (8,808,910)
                                                                   ============     ==============       ============
Net loss per share (Note 2)                                        $      (1.14)    $         (.67)      $       (.94)
                                                                   ============     ==============       ============
Weighted average common shares outstanding                           13,559,419         13,281,429          9,411,894
                                                                   ============     ==============       ============


See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                   Additional
                                            Common Stock        Common Stock        Paid-in           Accumulated
                                               Shares              Amount           Capital             Deficit            Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1994                  8,232,691          $  823,269        $21,930,850        $(12,468,314)      $10,285,805
  Exercise of stock options and warrants       387,516              38,752            735,173                  --           773,925
  Issuance of common stock
    for plant purchase                         511,836              51,183          4,916,038                  --         4,967,221
  Issuance of common stock
    in private placement                     1,078,376             107,838         10,570,115                  --        10,677,953
  Issuance of common stock in
    follow-on public offering                2,815,000             281,500         39,168,968                  --        39,450,468
  Net loss                                          --                  --                 --          (8,808,910)       (8,808,910)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995                 13,025,419           1,302,542         77,321,144         (21,277,224)       57,346,462
  Exercise of stock options and warrants       366,831              36,683            947,274                  --           983,957
  Net loss                                          --                  --                 --          (8,913,868)       (8,913,868)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                 13,392,250           1,339,225         78,268,418         (30,191,092)       49,416,551
  Exercise of stock options                    281,409              28,141            639,032                  --           667,173
  Net loss                                          --                  --                 --         (15,397,041)      (15,397,041)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997                 13,673,659          $1,367,366        $78,907,450        $(45,588,133)      $34,686,683
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

                                                  MARTEK BIOSCIENCES CORPORATION

                                                        STATEMENTS OF CASH FLOWS

                                                                                  Year ended October 31,
                                                           ---------------------------------------------------------------
                                                                      1997                 1996              1995
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                                        $(15,397,041)       $ (8,913,868)     $  (8,808,910)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation and amortization                                    1,201,179             893,348            571,068
    Other net                                                               --              (1,130)                --
    Changes in assets and liabilities:
      Accounts receivable                                             (858,580)             (5,745)          (146,389)
      Inventories                                                   (1,064,324)           (851,755)           165,494
      Prepaid expenses                                                (184,710)             62,698             (6,253)
      Other current assets                                            (148,086)             68,944           (187,222)
      Accounts payable                                                 366,188              66,660            271,469
      Accrued liabilities                                             (453,952)            583,394             31,724
      Unearned revenue                                                      --          (2,075,000)           (25,000)
                                                                  ------------        ------------      -------------
Net cash used in operating activities                              (16,539,326)        (10,172,454)        (8,134,019)

INVESTING ACTIVITIES
  Change in short-term investments and marketable securities        12,061,493         (20,175,444)        (1,981,945)
  Purchase of property, plant and equipment                         (1,881,369)         (4,361,455)        (2,069,077)
                                                                  ------------        ------------      -------------
Net cash provided by (used in) investing activities                 10,180,124         (24,536,899)        (4,051,022)

FINANCING ACTIVITIES
  Borrowings on notes payable                                        4,000,000           1,539,954            250,000
  Repayment of notes payable                                        (4,964,258)           (219,768)
  Proceeds from the exercise of warrants and options, and other        667,173             983,957            741,147
  Proceeds from the issuance of
      common stock in private placement                                     --                  --         10,677,953
  Proceeds from the issuance of
      common stock in follow-on public offering                             --                  --         39,450,468
                                                                  ------------        ------------      -------------
Net cash provided by (used in) financing activities                   (297,085)          2,304,143         51,119,568
                                                                  ------------        ------------      -------------
Net increase (decrease) in cash and cash equivalents                (6,656,287)        (32,405,210)        38,934,527
Cash and cash equivalents at beginning of year                       8,633,314          41,038,524          2,103,997
                                                                  ------------        ------------      -------------
Cash and cash equivalents at end of year                          $  1,977,027        $  8,633,314      $  41,038,524
                                                                  ============        ============      =============


SUPPLEMENTAL SCHEDULE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
  Purchase of plant                                               $         --        $         --      $  (9,000,000)
  Proceeds from the issuance of common stock in connection
    with the plant purchase                                                 --                  --          5,000,000
  Borrowings on notes payable in connection with plant purchase             --                  --          4,000,000

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Martek Biosciences Corporation (the "Company") develops, manufactures and sells products primarily derived from microalgae. The Company is currently selling nutritional supplements for infant formula and other nutritional product applications, products for use in basic structural molecular research and structure-based drug design and diagnostic products. The Company is developing additional nutritional and diagnostic products as well as pharmaceutical discovery technologies. A portion of the Company's research and development efforts is performed under various contracts and grants. The Company sells to a broad range of companies, and academic and research institutions worldwide.

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

    The Company's revenue from SBIR research and development contracts and grants amounted to $333,000 in 1997, $609,000 in 1996 and $524,000 in 1995.

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

    Approximately 12% in 1997, 15% in 1996, and 24% in 1995 of the Company's total revenues were generated from U.S. government contracts, subcontracts, and SBIR grants.

RESEARCH AND DEVELOPMENT Research and development costs are charged to operations as incurred and include contract and grant-related costs of $509,000 in 1997, $506,000 in 1996, and $421,000 in 1995.

ADVERTISING COSTS All advertising costs are expensed when incurred. Advertising costs expensed for the years ended October 31, 1997, 1996 and 1995 approximated $1,198,000, $38,000 and $3,000, respectively.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company considers the recorded cost of its financial assets and liabilities, which consists primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, to approximate the fair value of the respective assets and liabilities at October 31, 1997.

STOCK-BASED COMPENSATION During 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." If companies elect to account for stock-based compensation under the provisions of APB No. 25, pro forma disclosure is required for fiscal years beginning after December 31, 1995 in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25, but will disclose the pro forma effects on net income (loss) as if the fair value of the options had been expensed. See Note 9 of Notes to Financial Statements for further information.

NET LOSS PER SHARE Net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from stock options and warrants are excluded as their effect is antidilutive.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is effective for both interim and annual financial statements for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Statement 128 is not expected to have an impact on the Company's earnings per share calculation.

INVENTORIES Inventories are stated at the lower of cost or market including appropriate elements of material, labor and indirect costs and are valued using the average cost method. Inventories include products and materials held for sale as well as products and materials that are also used in the Company's research and development activities.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method, based on useful lives which are twenty years for the Company's fermentation plant, fifteen years for the Company's oil processing plant and generally ten years for machinery and equipment, five years for furniture and fixtures, and the shorter of the useful life or the lease term for leasehold improvements.

STATEMENTS OF CASH FLOWS Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

    Interest paid by the Company amounted to approximately $689,000 in 1997, $133,000 in 1996, and $15,000 in 1995. For the years ended October 31, 1997,
1996 and 1995 the Company paid no income taxes.

3.  SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at fair value, with material unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. Available-for-sale securities consisted of U.S. government obligations totaling $18,697,859 and $30,759,352 for the years ended October 31, 1997 and 1996, respectively. At October 31, 1997 and 1996, the estimated fair value of these securities approximated cost.

4. INVENTORIES

Inventories consisted of the following:

                                       October 31,
                                  1997             1996
-------------------------------------------------------------
Finished products              $1,661,439       $  875,645
Work in process                   909,932          545,168
Raw materials                     334,081          420,315
                               ----------       ----------
                               $2,905,452       $1,841,128
                               ==========       ==========

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                       October 31,
                                  1997             1996
-------------------------------------------------------------
Land                          $   149,860      $   149,860
Building and improvements       1,742,123        1,738,441
Machinery and equipment        16,666,874       15,026,822
Furniture and fixtures            631,044          429,279
Leasehold improvements            371,989          336,119
                              -----------      -----------
                               19,561,890       17,680,521
Less accumulated depreciation
  and amortization              3,572,458        2,371,279
                              -----------      -----------

                              $15,989,432      $15,309,242
                              ===========      ===========

    Depreciation expense amounted to $1,201,000, $893,000 and $571,000 for the years ended October 31, 1997, 1996 and 1995, respectively.

6. NOTES PAYABLE

On March 16, 1995, the Company purchased a fermentation facility located in Winchester, Kentucky for cash, stock and promissory notes totaling $10 million. At the closing of the transaction, the Company paid the seller $1 million in cash and $5 million in common stock (511,836 shares). The Company also signed a promissory note for $2 million payable on March 16, 1997 (accruing interest at a rate of 6.66% to be paid at the note's maturity) and another promissory note for $2 million payable on September 16, 1997 (accruing interest at a rate of 6.74% to be paid at the note's maturity). On March 24, 1997, the Company entered into a four-year term loan in the amount of $4,000,000 to refinance these notes. The term loan bears interest at a rate of 8.61% and, as of October 31, 1997, the outstanding balance was $3,414,000. The Company uses this facility to produce oils rich in DHA and ARA using its proprietary technology. The loan is collateralized solely by the fermentation plant.

    The Company entered into an equipment line of credit in 1994 in the amount of $250,000. The line of credit converted into a three-year term loan on October 7, 1995, bearing interest at the rate of 10%. As of October 31, 1997 and 1996, the balance

NOTES TO FINANCIAL STATEMENTS CONTINUED

of the term loan was $84,000 and $168,000, respectively. This loan is collateralized by the equipment purchased with the proceeds.

On June 20, 1996, the Company entered into an equipment line of credit in the amount of $2,000,000 to finance a portion of the construction of its oil processing facility in Winchester, KY. Draws on the line of credit as of June 20, 1996 converted to a four-year term loan bearing interest at the rate of 9.02%. As of October 31, 1997 and 1996, $1,107,000 and $1,410,000,
respectively, was outstanding. This loan is collateralized by the equipment purchased with the proceeds.

    Future minimum payments on the Company's term loans at October 31, 1997 were as follows:

                      1998   $1,313,769
                      1999    1,340,919
                      2000    1,479,333
                      2001      471,907
                             ----------
                             $4,605,928
                             ==========

7. COMMITMENTS AND CONTINGENCIES

FACILITIES LEASES The Company leases its premises under an operating lease agreement which expires in November 2004. The terms of the lease call for rent escalations of 13% in June 1999 and 3% annually thereafter. The Company has an option to extend the lease for five additional years at 95% of the then prevailing fair rental value. Rent expense was approximately $311,000 in 1997, $313,000 in 1996 and $286,000 in 1995.

    Future minimum lease payments under the lease, assuming the Company will not exercise any additional cancellation or expansion rights it has under the lease, at October 31, 1997, were as follows:

                      1998   $  324,000
                      1999      344,000
                      2000      374,000
                      2001      386,000
                      2002      397,000
            2003 and after      831,000
                             ----------
                             $2,656,000
                             ==========


SCIENTIFIC RESEARCH COLLABORATIONS The Company has entered into various collaborative research and license agreements. Under the agreements, the Company is required to fund research or to collaborate on the development of potential products. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations.

SBIR GRANTS The Company had commitments at October 31, 1997 to fund up to $1.5 million of Phase III SBIR technology commercialization expenses, provided the technology under existing Phase II SBIR grants yields commercial opportunities favorable to the Company.

    Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 1997, would not have a material effect on the financial statements.

LOAN COVENANTS The Company is required to meet certain covenants in relation to its outstanding term loans. These covenants, which outline minimum cash, current ratio and net worth requirements, have been met by the Company at October 31, 1997.

OTHER  The Company was not a party to any material legal proceedings.

8. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. Potentially refundable license fees are recorded as unearned revenue and are not recognized as revenue until the earnings process is complete and amounts are not subject to refund. Under the terms of one of the agreements, revenues of $2,075,000 previously recorded as unearned were recognized in 1996. Certain agreements include royalty payments, which are based upon a percentage of product sales. Royalties in the amount of $28,000, $11,000 and $5,000 were earned in the years ended October 31, 1997, 1996 and 1995, respectively.

9. CAPITAL ACCOUNTS

STOCK OPTION PLAN Options to purchase common stock under the Company's stock option plan ("Option Plan") are granted at prices as determined by the Board of Directors, but shall not be less than the fair market value of the Company's common stock. The options are qualified and nonqualified and vest over a period of up to five years. The exercise dates and expiration of options (up to a maximum of ten years from the date of grant) are as determined by the Company's Board of Directors.

    Details of shares under option were as follows:

                                                                                   Weighted
                                               Number of            Option          Average
                                                Shares           Price/Share      Price/Share
---------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1994                    1,490,415         $1.00-$11.88        $4.70
Granted                                          192,250         $8.38-$13.50       $10.08
Exercised                                       (221,316)        $1.00-$11.88        $1.82
Forfeited                                        (19,950)        $1.50-$13.50        $6.03
                                              ----------        -------------       ------
BALANCE AT OCTOBER 31, 1995                    1,441,399         $1.50-$13.50        $5.85
Granted                                          284,600        $18.00-$34.25       $31.06
Exercised                                       (223,890)        $1.50-$20.25        $2.73
Forfeited                                        (22,150)        $2.00-$34.25       $11.24
                                              ----------        -------------       ------
BALANCE AT OCTOBER 31, 1996                    1,479,959         $1.50-$34.25       $11.08
Granted                                          586,900        $12.88-$25.00       $16.76
Exercised                                       (281,409)        $1.50-$18.00        $2.37
Forfeited                                        (28,170)        $8.00-$34.25       $16.01
                                              ----------        -------------       ------
BALANCE AT OCTOBER 31, 1997                    1,757,280         $2.00-$34.25       $14.29

    At October 31, 1997, 941,160 Option Plan options were exercisable at a weighted average exercise price of $10.42 per share, and a total of 296,375 shares of common stock were available for future grants under the Option Plan. The weighted average contractual life for all options outstanding under the Option Plan at October 31, 1997 was 7.4 years. Detailed information on the options outstanding on October 31, 1997 by price range are set forth below:

                                             Weighted
                                 Weighted    Average                   Weighted
                                 Average     Remaining                 Average
    Price       Options          Exercise   Contractual    Options     Exercise
    Range     Outstanding         Price         Life     Exercisable    Price
-------------------------------------------------------------------------------
       $2.00     172,885          $2.00       4.51          172,885     $2.00
$8.00-$13.63     945,495          $9.84       6.92          632,625     $9.17
$16.50-$25.50    399,050         $19.15       9.28           59,880    $19.36
$32.88-$34.25    229,850         $33.21       8.41           75,770    $33.08
               ---------                                    -------
               1,747,280                                    941,160
               =========                                    =======

DIRECTORS' STOCK OPTION PLAN The Company established a Directors' Stock Option Plan in 1994 ("Directors' Plan"). The Directors' Plan provides for the award of stock options to nonemployee directors. Options under the Directors' Plan are granted at the fair market value of the Company's common stock, and are exercisable six months after grant. After the inception of the Directors' Plan, new, eligible directors receive options to purchase 7,500 shares of the Company's common stock upon commencement of service as a director and 5,000 options upon reelection. A total of 150,000 shares of common stock were initially reserved for issuance under the Directors' Plan. During 1997, 40,000 options were granted at an exercise price of $19.00 per share. During 1996, 21,000 options were granted at an exercise price of $32.875 per share, and during 1995, 30,000 options were granted at an exercise price of $9.50 per share. No options were exercised in 1995 or 1997. In 1996, 9,200 of these options were exercised at prices ranging from $9.50-$11.25 per share. At October 31, 1997, 101,850 options were outstanding and 38,950 options were available for future grant under the Directors' Plan. The weighted average contractual life for all options outstanding under the Directors' Plan at October 31, 1997 was 8.3 years.

WARRANTS AND STOCK OPTION AGREEMENTS In connection with a private placement of the Company's common stock in 1995, warrants were issued to purchase 377,068 additional shares of common stock at $9.91 and $10.25 per share which were immediately exercisable. During 1995, 14,000 shares were exercised under the warrants at a price of $10.25 per share. During 1996, 8,741 shares were exercised under the warrants at a price of $10.25 per share. No warrants were exercised in 1997. At October 31, 1997, warrants to purchase 354,327 shares remain outstanding. The warrants expire in May and June 1998.

    Prior to 1992, the Company granted 385,000 stock options (275,000 of which were not included in the Company's Option Plan) at an average exercise price of $1.50 per share, to a company of which two officers of the Company are stockholders, and through which they provided consulting services to the Company prior to 1992. Such officers do not anticipate providing such services to the Company through such company in the future. During 1995, 150,000 of these options were exercised at a price of $1.50 per share. During 1996, 125,000 of these options were exercised at a price of $1.5045 per share and 22,500 of these options were exercised at a price of $2.00 per share. During 1997, 67,500 of these options were exercised at a price of $2.00 per share. None of these options were outstanding on October 31, 1997.

PRO FORMA DISCLOSURE The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The effects of applying SFAS No. 123 on 1997 and 1996 pro forma net loss and earnings per share as stated below are not necessarily representative of effects on reported net income and earnings per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Had compensation expense for the Company's stock option incentive plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss in 1997 and 1996 would have been approximately $17.7 million and $9.7 million, or $1.31 per share and $.73 per share, respectively. The weighted average fair value of the options granted during 1997 is estimated at $13.88 per share for options whose exercise price equals fair market value on the date of the grant, using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 75.3%, risk-free interest rate of 5.5% and average expected life of approximately 10 years.

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

    At the time of adoption of the Rights Plan, the Rights were neither exercisable nor traded separately from the Common Stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the Common Stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the Common Stock. Ten days after a public announcement that a person or group has become the beneficial owner of 20% or more of the Common Stock, each holder of a Right, other than the acquiring person, would be entitled to purchase $300 worth of the Common Stock of the Company for each Right at the exercise

NOTES TO FINANCIAL STATEMENTS CONTINUED

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

10. INCOME TAXES

At October 31, 1997, the Company had net operating loss carryforwards of approximately $58,647,000 for income tax reporting purposes that expire in years 2000 through 2012.

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

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting. Significant components of the Company's deferred tax liabilities and assets as of October 31, 1997 are as follows:

                                                            October 31,
                                                 1997                           1996
---------------------------------------------------------------------------------------
Deferred tax liabilities                      $        --                 $   193,000
                                              -----------                 -----------
Deferred tax assets:
  Write-off of patent                         $   328,000                 $   251,000
  Other deferred tax assets                        44,000                          --
  Net operating loss
    carryforwards                              23,459,000                  16,847,000
                                              -----------                 -----------

Total deferred tax assets                     $23,831,000                 $17,098,000
                                              -----------                 -----------
Net deferred tax assets
  before valuation allowance                  $23,831,000                 $16,905,000
                                              ===========                 ===========
Valuation allowance for net
  deferred tax assets                         $23,831,000                 $16,905,000
                                              ===========                 ===========
Net deferred tax assets                       $        --                 $       --
                                              ===========                 ===========

11. EMPLOYEE 401(k) PLAN

The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 1997, the Company had not contributed to the plan.


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
MARTEK BIOSCIENCES CORPORATION

We have audited the accompanying balance sheets of Martek Biosciences Corporation as of October 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martek Biosciences Corporation at October 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.

Vienna, Virginia                                           /s/ ERNST & YOUNG LLP
December 12, 1997

Stock Description and Form 10-K
The Company's common stock commenced trading on the NASDAQ National Market System under the symbol MATK on November 23, 1993. Prior to that date, there was no established market for the Company's common stock. As of December 31, 1997, there were approximately 184 holders of record of the Company's common stock. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's common stock as reported by NASDAQ:

Price Range of Common Stock

Fiscal 1996                             High       Low
-----------------------------------------------------------
November 1, 1995 - January 31, 1996   $35 1/2    $17 3/4
February 1, 1996 - April 30, 1996     $37 3/4    $28
May 1, 1996 - July 31, 1996           $36 1/2    $18 3/4
August 1, 1996 - October 31, 1996     $32        $19 1/2

Fiscal 1997                              High        Low
-----------------------------------------------------------
November 1, 1996 - January 31, 1997   $27 3/4    $17
February 1, 1997 - April 30, 1997     $24 1/2    $14 1/2
May 1, 1997 - July 31, 1997           $17 3/4    $ 8 3/4
August 1, 1997 - October 31, 1997     $16 3/8    $ 9 3/16