Form 10-K405, Exhibit 13
period 1998-10-31
MARTEK BIOSCIENCES CORP
filed 1999-01-29
CIK 892025

MARTEK BIOSCIENCES CORPORATION SELECTED FINANCIAL DATA             EXHIBIT 13.01

                                                                                 Year Ended October 31,
                                                      -----------------------------------------------------------------------------
In thousands except per share data                        1998            1997            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA

Revenues
  Product sales                                       $  4,850        $  3,566        $    933        $  1,262        $  1,230
  License fees and related revenues                      1,165             293           2,244             270           1,185
  Royalties                                                391              28              11               5              --
  Research and development contracts and grants            484             530             769             662             628
                                                      --------        --------        --------        --------        --------
  Total revenues                                         6,890           4,417           3,957           2,199           3,043

Costs and expenses

  Cost of product sales                                  3,856           2,697             539             652             555
  Research and development                               9,787          11,051          10,294           7,720           5,029
  Selling, general and administrative                    7,360           7,415           4,134           3,219           3,171
                                                      --------        --------        --------        --------        --------
  Total costs and expenses                              21,003          21,163          14,967          11,591           8,755
                                                      --------        --------        --------        --------        --------
  Loss from operations                                 (14,113)        (16,746)        (11,010)         (9,392)         (5,712)
  Other income, net                                        652           1,349           2,096             583             418
                                                      --------        --------        --------        --------        --------
  Net loss                                            $(13,461)       $(15,397)       $ (8,914)       $ (8,809)       $ (5,294)
                                                      ========        ========        ========        ========        ========
  Net loss per share                                  $   (.94)       $  (1.14)       $   (.67)       $   (.94)       $   (.70)
                                                      ========        ========        ========        ========        ========
  Weighted average common shares outstanding            14,330          13,559          13,281           9,412           7,609
                                                      ========        ========        ========        ========        ========




                                                                                       October 31,
                                                      -----------------------------------------------------------------------------
                                                          1998            1997            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND OTHER DATA
Cash, cash equivalents, short-term investments
  and marketable securities                           $ 17,645        $ 20,675        $ 39,392        $ 51,623        $ 10,706
Working capital                                         21,000          21,990          35,306          49,681           8,944
Total assets                                            40,736          41,342          57,123          65,158          13,569
Long-term debt                                           1,951           3,292           1,199           4,175              --
Accumulated deficit                                    (59,049)        (45,588)        (30,191)        (21,277)        (12,468)
Total stockholders' equity                              35,282          34,687          49,416          57,346          10,286
Cash dividends declared--common stock                       --              --              --              --              --

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning the Company's business and operations, including, among others, statements concerning: (1) expectations regarding future product introductions, distribution, sales, applications and potential marketing partnerships; (2) expectations regarding sales and royalties by and from formula licensees; (3) expectations regarding future efficiencies in manufacturing processes and the cost of production of the Company's nutritional oils; (4) future research and development costs; (5) Year 2000 business risks; and (6) expectations regarding additional capital expenditures needed in relation to fermentation and oil processing activities. Forward-looking statements include those statements containing such words as "will," "should," "could," "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. Such statements involve risks and uncertainties and actual results may differ materially due to a variety of risk factors set forth from time to time in the Company's filings with the Securities and Exchange Commission.

      Martek, founded in 1985, is a leader in the development and commercialization of high value products derived from microalgae, including nutritional products, pharmaceutical research and development tools and diagnostics. Martek develops, manufactures and sells products from microalgae. The Company's products include: (1) specialty, edible oils for infant formula, nutritional supplements and food ingredients that play a beneficial role in promoting mental and cardiovascular health, and in the development of the eyes and central nervous system in newborns; (2) high-value reagents and technologies to visualize molecular interactions for drug discovery and development; and (3) new, powerful fluorescent markers for diagnostics, rapid miniaturized screening and gene and protein detection. In 1989, Martek began to realize revenues from sales of its stable isotope products. In 1992, Martek began to realize revenues from license fees related to its nutritional oils containing docosahexaenoic acid ("DHA") and arachidonic acid ("ARA") and sales of sample quantities of these oils. In 1995, Martek recognized its first product and royalty revenues from sales of infant formula containing these oils, and in 1996, Martek began to realize revenues from the sale of Neuromins(TM), a DHA dietary supplement. In 1998, Martek first realized revenues from the sale of its new phycobilisome pigment products.

      Martek has incurred losses in each year since its inception. At October 31, 1998, the Company's accumulated deficit was $59,049,000. The Company expects to continue its development, production optimization and product marketing activities and, as a result, expects losses to continue for at least the next year, or until significant sales of its nutritional oils and Neuromins(TM) DHA products occur and/or until significant royalties from sales of infant formula products containing its oils are recognized. In addition, the Company expects to continue to experience quarter- to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. Because the extent and timing of future oils-related revenues are largely dependent upon the Company's licensees, the timing or likelihood of future profitability is largely dependent on factors over which the Company has no control.

MANAGEMENT OUTLOOK & REGULATORY ISSUES

Management believes that while quarterly results may show fluctuations in product sales, the outlook for future revenue growth remains positive and that sales in 1999 will surpass prior year levels. Specifically, Management believes that for fiscal 1999: (1) infant formula containing Martek's oils will be introduced in additional countries; (2) sales and royalties from the Company's infant formula licensees will continue to grow; (3) distribution of the Company's Neuromins(TM) DHA products will expand; (4) sales of new, high value products from the Company's stable isotope group will increase; and (5) sales of diagnostic products will grow.

      Management believes that recent scientific evidence supports the contention that humans throughout life will benefit from DHA supplementation. This could represent a far larger market for DHA than the market for infants. To realize this market, the Company is pursuing a long-term marketing partnership with a large nutritional products and/or pharmaceutical company to promote Martek's non-infant formula nutritional oil products. Because of this objective, certain shorter-term marketing arrangements of lesser scope have been avoided, thus modestly sacrificing short-term product sales. Management believes that broad introductions of infant formula containing Martek's nutritional oils and/or a strategic alliance with a large scale nutritional products and/or pharmaceutical company will occur in the future. However, Management is unable to accurately predict when such events will occur.

      Four of the Company's infant formula licensees have obtained the regulatory approval, where required, to sell infant formula supplemented with Martek's oils in over 50 countries for term or pre-term infant formula products. The Company and its licensees are in the process of preparing to respond to certain questions raised by the FDA in connection with evaluating Martek's oils for inclusion in U.S. infant formula. While Management believes that approval should ultimately be obtained, there is no assurance that the Company and its licensees will be able to adequately respond to the FDA's questions, that the licensees will continue to press forward, that clearances will in fact be granted, that the process will not involve significant delays that may materially and adversely affect the timing and extent of potential future introductions of the Company's products, or that once and if approval is obtained, a licensee will actually market a U.S. infant formula product containing the Company's oils. Nevertheless, Management anticipates that in fiscal 1999 infant formula products containing Martek's oils will continue to be introduced in additional countries around the world and overall product sales, including sales from infant formula related products, will increase over prior years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

RESULTS OF OPERATIONS

REVENUES Revenues increased from $3,957,000 in 1996 to $4,417,000 in 1997, an increase of 12%, mainly as a result of a $2,633,000 increase in product sales in 1997 over 1996, offset somewhat by a nonrecurring license fee of $2,075,000 which was recognized in 1996. Revenues in 1998 increased to $6,890,000, or 56% compared to 1997, mainly due to an increase in product sales of $1,284,000, coupled with an increase in license fees and related revenues of $872,000, which was primarily due to the recognition of a $1,125,000 licensing fee associated with a pre-1998 arrangement.

      Nutritional product sales increased $1,643,000 in 1997 over 1996 and an additional $963,000 in 1998 over 1997. The increase of 1049% in 1997 was mainly the result of increased sales of Neuromins(TM) DHA products brought about by intense marketing, advertising and public awareness efforts aimed at commercializing these products. In 1998, nutritional product sales increased 54% compared to 1997 as a result of expanded market penetration of infant formula products, including term introductions, containing the Company's oils, as well as expanded distribution of Neuromins(TM) into mainstream markets which occurred late in 1998. Stable isotope and other product sales increased $990,000 in 1997, or 128%, as a result of increased sales and marketing efforts and increased an additional $321,000, or 18%, in 1998, primarily the result of new high-value product introductions late in the year and initial sales of the Company's phycobilisome pigment products.

      Royalty revenues more than doubled in 1997 and increased by $363,000, or thirteen-fold, in 1998 due to the increased volume of infant formula sales by licensees. Contract and grant revenues decreased by $239,000 in 1997 and further decreased by $46,000 in 1998 due to fewer grants outstanding under which the Company is receiving funding. Management expects to continue its efforts to secure research and development contracts and grants. The timing and ultimate success of these efforts cannot be predicted.

COST OF PRODUCT SALES Cost of product sales increased from 58% in 1996 to 76% in 1997, and 80% in 1998. These increases resulted primarily from the cost of sales of Martek's nutritional oils which represent an increasingly higher percentage of the product mix. Infant formula royalties may comprise up to half of revenues from oil sold for such purposes. Since royalty revenues are not included in product sales, this creates a significantly higher cost of goods sold as a percentage of revenues than would be the case if royalties were incorporated into the product price and recognized at the same time as the product sale. In addition, oil production cost was high due to the current low volume of production and because of ongoing process optimization. As sales volumes increase, and manufacturing efficiencies and optimization occurs, Management believes that production costs will decrease. Management believes that significant optimization efforts will be required for at least the next year to realize these increases in efficiency.

      The balance of the increase in cost of sales resulted from certain price reductions primarily in the Company's low-end stable isotope drug discovery products brought about by competition, offset in part by sales of high-end proprietary products primarily in the third and fourth quarters of 1998. Management believes that, in the future, sales of the Company's stable isotope drug discovery products can be increased at the same time that production costs can be decreased by allocating expensive raw materials over a range of new high-value products, but the ultimate impact of these efforts on cost of sales cannot be reasonably predicted at this time.

RESEARCH AND DEVELOPMENT Research and development expenses, including contract-related costs, increased from $10,294,000 in 1996 to $11,051,000 in 1997, an increase of 7%, and decreased to $9,787,000 in 1998, a decrease of 11% compared to 1997. Contract-related research and development costs included in these amounts were $506,000 in 1996, $509,000 in 1997, and $446,000 in 1998.
Consistent with the Company's plans, nutritional oils development costs accounted for over 75% of all research and development costs as a result of the Company's continued development efforts to refine its production process. Research and development costs may increase in the future as the Company continues to optimize the efficiency of its large-scale fermentation and oil extraction process.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative costs increased from $4,134,000 in 1996 to $7,415,000 in 1997, an increase of 79%, and decreased to $7,360,000 in 1998, a decrease of 1% from 1997. These costs increased in 1997 primarily as a result of building the Company's sales and marketing team; advertising costs to promote the Company's products; and increased costs to promote the public's awareness of DHA. These advertising and promotional costs continued in 1998 and are expected to continue and possibly increase in the future as the Company expands the sales and marketing efforts related to its products.

OTHER INCOME, Net Other income decreased from $2,097,000 in 1996 to $1,349,000 in 1997, and to $651,000 in 1998, primarily due to a lower amount of interest earned on the investment of funds as these funds are used to support Company operations.

NET LOSS Net losses increased from $8,914,000 in 1996 to $15,397,000 in 1997, an increase of 73%, and decreased to $13,461,000 in 1998, a drop of 13% compared to 1997.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report by major components and in total, the change in its net assets during the period from non-owner sources. The FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. Both Statements are effective for fiscal years beginning after December 15, 1997. It is not anticipated that adoption of these standards will impact the Company's financial position, results of operations, cash flows, or significantly change the presentation of its disclosures.

IMPACT OF YEAR 2000 The Company uses a number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administrative functions. Management believes that the business risk associated with these internal information systems is minimal and has completed more than

90% of its Year 2000 compliance implementation work on them. The Company is also evaluating its non-information technology systems, including the various equipment in operation at its oil production facilities in Winchester, Kentucky. Management has completed more than 75% of this evaluation and subsequent implementation, and believes that the business risk associated with this equipment is minimal. Additionally, Martek's third party relationships are being reviewed to assess their Year 2000 status and potential impact on the Company. The Company has completed approximately 75% of this review and, where potential business risk has been identified, is requesting additional information from certain third parties to obtain assurance that they are Year 2000 compliant.

      Based on currently available information, Management believes that total costs associated with Year 2000 issues will be less than $200,000, and that it will be able to manage the Year 2000 transition without any material adverse effect on the Company's operations, liquidity or capital resources. However, there can be no assurance that Year 2000 issues will not require a significant commitment of resources to resolve potential problems.

LIQUIDITY AND CAPITAL RESOURCES Martek has financed its operations primarily from the issuance and sale of equity securities, debt financing, revenues received under research and development contracts and grants, product sales and receipt of license fees. Since its inception, the Company has raised approximately $84 million from private and public sales of its equity securities, including approximately $10 million from a private placement in 1998. The 1998 private placement investors have also agreed to a two-year funding commitment to provide up to an additional $10.25 million in financing in the form of common stock and warrants, at the discretion of the Company, subject to certain conditions, which include the stock price being within twenty percent of the initial issuance price of $15.63. Through October 31, 1998 Martek has incurred an accumulated deficit of $59,049,000. The Company's balance of cash and cash equivalents at October 31, 1998 was $4,498,000. In addition, at October 31, 1998, Martek had $13,147,000 in short-term investments and marketable securities. These investments and securities consist of U.S. government securities and are available to meet the future cash needs of the Company. Cash, cash equivalents, short-term investments and marketable securities decreased $3,030,000 in 1998, primarily due to the Company's: continued operating losses; capital expenditures at its production facility in Kentucky as described below; and an increase of nutritional oils inventory in anticipation of further commercial introductions of the Company's products, partially offset by funds raised in the Company's 1998 private equity financing.

      Capital expenditures of $1,612,000 were made in 1998, a significant portion of which represents upgrades to the Company's fermentation and oil processing facilities in Winchester, Kentucky. Management expects additional capital expenditures of at least $1,500,000 in 1999 as fermentation and oil processing activities increase and production optimization efforts continue. On June 20, 1996, the Company entered into an equipment line of credit in the amount of $2,000,000 to finance a portion of the construction of the oil processing facility at its Winchester, Kentucky plant. Draws on the line of credit as of June 20, 1996 converted to a four-year term loan bearing interest at the rate of 9.02%. As of October 31, 1998, the Company had $776,000 outstanding under this loan. On March 21, 1997 the Company entered into a four-year term loan in the amount of $4,000,000 to refinance notes payable related to the Company's 1995 purchase of its fermentation facility (see Note 6 of Notes to Financial Statements). The term loan bears interest at the rate of 8.61% and as of October 31, 1998, the outstanding balance was $2,516,000.

      Martek may require substantial additional funds to continue its research and development programs, to conduct preclinical and clinical studies and to commercialize its nutritional oils, Neuromins(TM) DHA, and its other products under development. The ultimate levels of these expenditures will depend, in part, on whether the Company seeks independently, or with other parties through collaborative agreements, to develop, manufacture and market its products and its ability to attract collaborators where it so desires. The capital requirements of Martek will depend, among other things, on one or more of the following factors: growth in the Company's infant formula and nutritional product sales; the extent and progress of its research and development programs; the progress of preclinical and clinical studies; the time and costs of obtaining regulatory clearances for those products subject to such clearances; the costs involved in filing, protecting and enforcing patent claims; competing technological and market developments; the cost of capital expenditures at the Company's manufacturing facilities; the cost of acquiring additional and/or operating existing manufacturing facilities for its various products and potential products (depending on which products the Company decides to manufacture and continues to manufacture itself); and the costs of marketing and commercializing the Company's products. The continued development and optimization of the Company's production facility has had, and will continue to have, a material effect upon Martek's liquidity and capital resources. Additional plant modifications costing at least $1,500,000 are expected in 1999. Expenditures beyond 1999 will depend in part on production capacity needs, and the extent of development and implementation of process improvements.

      Management believes its existing capital resources, consisting primarily of cash, short-term investments and marketable securities will provide adequate capital for at least the next 12 months. However, due to the Company's expectations of growth and the rapidly changing nature of the markets in which it competes, no prediction can be made with certainty of the Company's need for additional capital or its liquidity position over the long term. The Company intends to seek additional funding through commercial and government research and development contracts and grants, product sales, license fee arrangements and equity financing, if required. Should the Company need to raise additional funds, there can be no assurance that such funds will be available to the Company on acceptable terms, if at all.

MARTEK BIOSCIENCES CORPORATION Balance Sheets

                                                                                              October 31,
                                                                                ---------------------------------------------
                                                                                    1998                        1997
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                      $  4,497,879               $  1,977,027
  Short-term investments and marketable securities (Note 3)                        13,146,950                 18,697,859
  Accounts receivable                                                               1,336,268                  1,180,691
  Inventories (Notes 2 and 4)                                                       5,001,990                  2,905,452
  Prepaid expenses                                                                    423,650                    318,270
  Other current assets                                                                 95,723                    272,836
                                                                                 ------------               ------------
Total current assets                                                               24,502,460                 25,352,135
Property, plant and equipment, net (Notes 2 and 5)                                 16,233,049                 15,989,432
                                                                                 ------------               ------------
                                                                                 $ 40,735,509               $ 41,341,567
                                                                                 ============               ============



LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                               $    595,644               $  1,008,107
  Accrued liabilities                                                               1,565,952                  1,040,849
  Current portion of notes payable                                                  1,340,919                  1,313,769
                                                                                 ------------               ------------
Total current liabilities                                                           3,502,515                  3,362,725
Long-term portion of notes payable (Note 6)                                         1,951,240                  3,292,159
Commitments and contingencies (Note 7)

Stockholders' equity (Note 9)
  Preferred stock, $.01 par value; 4,700,000 shares authorized;
    none issued or outstanding                                                             --                         --
  Series A junior participating preferred stock, $.01 par value;
    300,000 shares authorized; none issued or outstanding                                  --                         --
  Common stock, $.10 par value; 30,000,000 shares authorized;
    14,879,434 and 13,673,659 shares issued and outstanding at

    October 31, 1998 and 1997, respectively                                         1,487,943                  1,367,366
  Additional paid-in capital                                                       92,843,259                 78,907,450
  Accumulated deficit                                                             (59,049,448)               (45,588,133)
                                                                                 ------------               ------------
  Total stockholders' equity                                                       35,281,754                 34,686,683
                                                                                 ------------               ------------
                                                                                 $ 40,735,509               $ 41,341,567
                                                                                 ============               ============






See accompanying notes.

                         MARTEK BIOSCIENCES CORPORATION STATEMENTS OF OPERATIONS

                                                                       Year ended October 31,
                                                   -------------------------------------------------------------
                                                            1998               1997                 1996
----------------------------------------------------------------------------------------------------------------
REVENUES (NOTES 2 AND 8)
  Product sales:
       Nutritional product sales                      $  2,762,844        $  1,799,839        $    156,625
       Stable isotope and other product sales            2,086,791           1,766,148             776,088
                                                      ------------        ------------        ------------
             Total product sales                         4,849,635           3,565,987             932,713
  License fees and related revenues                      1,165,000             292,839           2,244,409
  Royalties                                                391,215              28,475              11,008
  Research and development contracts and grants            483,948             529,795             769,084
                                                      ------------        ------------        ------------
Total revenues                                           6,889,798           4,417,096           3,957,214

COSTS AND EXPENSES
  Cost of product sales                                  3,855,675           2,697,050             539,482
  Research and development                               9,786,829          11,050,574          10,293,895
  Selling, general and administrative                    7,360,019           7,415,127           4,134,331
                                                      ------------        ------------        ------------
Total costs and expenses                                21,002,523          21,162,751          14,967,708
                                                      ------------        ------------        ------------
Loss from operations                                   (14,112,725)        (16,745,655)        (11,010,494)

OTHER INCOME (EXPENSE)
  Miscellaneous income                                      96,021              93,770              42,230
  Interest income                                        1,076,587           1,682,785           2,459,713
  Interest expense                                        (521,198)           (427,941)           (405,317)
                                                      ------------        ------------        ------------
                                                           651,410           1,348,614           2,096,626
                                                      ------------        ------------        ------------
Net loss                                              $(13,461,315)       $(15,397,041)       $ (8,913,868)
                                                      ============        ============        ============
Net loss per share (Note 2)                           $       (.94)       $      (1.14)       $       (.67)
                                                      ============        ============        ============

Weighted average common shares outstanding              14,329,825          13,559,419          13,281,429
                                                      ============        ============        ============




See accompanying notes.

MARTEK BIOSCIENCES CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            Additional
                                             Common Stock    Common Stock     Paid-in       Accumulated
                                               Shares          Amount         Capital         Deficit            Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995                  13,025,419     $1,302,542     $77,321,144     $(21,277,224)     $ 57,346,462
  Exercise of stock options and warrants        366,831         36,683         947,274               --           983,957
  Net loss                                           --             --              --       (8,913,868)       (8,913,868)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                  13,392,250      1,339,225      78,268,418      (30,191,092)       49,416,551
  Exercise of stock options                     281,409         28,141         639,032               --           667,173
  Net loss                                           --             --              --      (15,397,041)      (15,397,041)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997                  13,673,659      1,367,366      78,907,450      (45,588,133)       34,686,683
  Issuance of common stock and warrants
    in private placement                        655,563         65,556       9,944,000               --        10,009,556
  Exercise of stock options and warrants        550,212         55,021       3,991,809               --         4,046,830
  Net loss                                           --             --              --      (13,461,315)      (13,461,315)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998                  14,879,434     $1,487,943     $92,843,259     $(59,049,448)     $ 35,281,754
-----------------------------------------------------------------------------------------------------------------------------




See accompanying notes.

MARTEK BIOSCIENCES CORPORATION STATEMENTS OF CASH FLOWS

                                                                                 Year ended October 31,
                                                                    --------------------------------------------------
                                                                         1998              1997               1996
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                                          $(13,461,315)     $(15,397,041)     $ (8,913,868)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation and amortization                                      1,368,789         1,201,179           893,348
    Other net                                                                 --                --            (1,130)
    Changes in assets and liabilities:
      Accounts receivable                                               (155,577)         (858,580)           (5,745)
      Inventories                                                     (2,096,538)       (1,064,324)         (851,755)
      Prepaid expenses                                                  (105,380)         (184,710)           62,698
      Other current assets                                               177,113          (148,086)           68,944
      Accounts payable                                                  (412,463)          366,188            66,660
      Accrued liabilities                                                525,103          (453,952)          583,394
      Unearned revenue                                                        --                --        (2,075,000)
                                                                    ------------      ------------      ------------
Net cash used in operating activities                                (14,160,268)      (16,539,326)      (10,172,454)

INVESTING ACTIVITIES
  Change in short-term investments and marketable securities           5,550,909        12,061,493       (20,175,444)
  Purchase of property, plant and equipment                           (1,612,406)       (1,881,369)       (4,361,455)
                                                                    ------------      ------------      ------------
Net cash provided by (used in) investing activities                    3,938,503        10,180,124       (24,536,899)

FINANCING ACTIVITIES
  Borrowings on notes payable                                                 --         4,000,000         1,539,954
  Repayment of notes payable                                          (1,313,769)       (4,964,258)         (219,768)
  Proceeds from the exercise of warrants and options, and other        4,046,830           667,173           983,957
  Proceeds from the issuance of
      common stock and warrants in private placement                  10,009,556                --                --
                                                                    ------------      ------------      ------------
Net cash provided by (used in) financing activities                   12,742,617          (297,085)        2,304,143
                                                                    ------------      ------------      ------------
Net increase (decrease) in cash and cash equivalents                   2,520,852        (6,656,287)      (32,405,210)
Cash and cash equivalents at beginning of year                         1,977,027         8,633,314        41,038,524
                                                                    ------------      ------------      ------------
Cash and cash equivalents at end of year                            $  4,497,879      $  1,977,027      $  8,633,314
                                                                    ============      ============      ============




See accompanying notes.

MARTEK BIOSCIENCES CORPORATION NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION

Martek Biosciences Corporation (the "Company") develops, manufactures and sells products primarily derived from microalgae. The Company is currently selling nutritional supplements for infant formula and other nutritional product applications, products for use in basic structural molecular research and structure-based drug design and diagnostic products. The Company is developing additional nutritional and diagnostic products as well as pharmaceutical discovery technologies. A portion of the Company's research and development efforts is performed under various contracts and grants. The Company sells to a broad range of companies and academic and research institutions worldwide.

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

      As a result of such funding, the U.S. government will have certain rights in the technology developed with the funding. These rights include a nonexclusive, paid-up, worldwide license under such inventions for any governmental purpose. In addition, the government has the right to require the Company to grant an exclusive license under any of such inventions to a third party if the government determines (1) adequate steps have not been taken to commercialize such inventions, (2) such action is necessary to meet public health or safety needs, or (3) such action is necessary to meet requirements for public use under federal regulations. Federal law requires any licensor of an invention that was partially funded by federal grants to obtain a covenant from its exclusive licensee to substantially manufacture products using the invention in the United States.

      The Company's revenue from SBIR research and development contracts and grants amounted to $255,000 in 1998, $333,000 in 1997 and $609,000 in 1996.

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

      Approximately 6% in 1998, 12% in 1997 and 15% in 1996 of the Company's total revenues were generated from U.S. government contracts, subcontracts, and SBIR grants.

RESEARCH AND DEVELOPMENT Research and development costs are charged to operations as incurred and include contract and grant-related costs of $446,000 in 1998, $509,000 in 1997 and $506,000 in 1996 .

ADVERTISING COSTS All advertising costs are expensed when incurred. Advertising costs expensed for the years ended October 31, 1998, 1997, and 1996 approximated $1,765,000, $1,198,000, and $38,000, respectively.

INCOME TAXES Net operating loss carryforwards differ for financial statement and income tax purposes due principally to revenue recognition methods used for income tax purposes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company considers the recorded cost of its financial assets and liabilities, which consists primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, to approximate the fair value of the respective assets and liabilities at October 31, 1998.

STOCK-BASED COMPENSATION During 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25, but will disclose the pro forma effects on net income (loss) as if the fair value of the options had been expensed. See Note 9 of Notes to Financial Statements for further information.

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

PROPERTY, PLANT AND EQUIPMENT PROPERTY, plant and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method, based on useful lives which are twenty years for the Company's fermentation plant, fifteen years for the Company's oil processing plant, generally ten years for machinery and equipment, five years for furniture and fixtures, and the shorter of the useful life or the lease term for leasehold improvements.

STATEMENTS OF CASH FLOWS Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

      Interest paid by the Company amounted to approximately $349,000 in 1998, $689,000 in 1997, and $133,000 in 1996. For the years ended October 31, 1998,
1997 and 1996 the Company paid no income taxes.

3.   SHORT-TERM INVESTMENTS
     AND MARKETABLE SECURITIES

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at fair value, with material unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. Available-for-sale securities consisted of U.S. government obligations totaling $13,146,950 and $18,697,859 for the years ended October 31, 1998 and 1997, respectively. At October 31, 1998 and 1997, the estimated fair value of these securities approximated cost.

4. INVENTORIES

Inventories consisted of the following:

                                                 October 31,
                                          1998                1997
-----------------------------------------------------------------------
Finished products                       $1,406,053          $1,661,439
Work in process                          3,343,911             909,932
Raw materials                              252,026             334,081
                                       -----------         -----------
                                        $5,001,990          $2,905,452
                                       ===========         ===========

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                 October 31,
                                          1998                1997
----------------------------------------------------------------------
Land                                 $     149,860       $     149,860
Building and improvements                1,742,123           1,742,123
Machinery and equipment                 18,220,885          16,666,874
Furniture and fixtures                     664,442             631,044
Leasehold improvements                     396,986             371,989
                                       -----------         -----------
                                        21,174,296          19,561,890
Less accumulated depreciation
  and amortization                       4,941,247           3,572,458
                                       -----------         -----------
                                       $16,233,049         $15,989,432
                                       ===========         ===========

      Depreciation expense amounted to $1,369,000, $1,201,000, and $893,000 for the years ended October 31, 1998, 1997 and 1996, respectively.

6. NOTES PAYABLE

In March 1997, the Company entered into a four-year term loan in the amount of $4,000,000 to refinance the debt associated with the purchase of its fermentation facility located in Winchester, Kentucky. The term loan bears interest at a rate of 8.61% and, as of October 31, 1998, the outstanding balance was $2,516,000. The loan is collateralized solely by the fermentation plant.

      In June 1996, the Company entered into a four-year term loan in the amount of $1,540,000, bearing interest at the rate of 9.02% to finance a portion of the construction of its oil processing facility in Winchester, Kentucky. As of October 31, 1998 the outstanding balance was $776,000. This loan is collateralized by the equipment purchased with the proceeds.

      Future minimum payments on the Company's term loans at October 31, 1998 were as follows:

                            1999      $1,340,919
                            2000       1,479,333
                            2001         471,907
                                      ----------
                                      $3,292,159
                                      ==========


7. COMMITMENTS AND CONTINGENCIES

FACILITIES LEASES The Company leases its premises under an operating lease agreement which expires in November 2004. The terms of the lease call for rent escalations of 13% in June 1999 and 3% annually thereafter. The Company has an option to extend the lease for five additional years at 95% of the then prevailing fair rental value. Rent expense was approximately $329,000 in 1998, $311,000 in 1997, and $313,000 in 1996. Future minimum lease payments under the lease, assuming the Company will not exercise any additional cancellation

NOTES TO FINANCIAL STATEMENTS CONTINUED

or expansion rights it has under the lease, at October 31, 1998, were as follows:

                            1999         372,000
                            2000         403,000
                            2001         416,000
                            2002         429,000
                  2003 and after         896,000
                                      ----------
                                      $2,516,000
                                      ==========

SCIENTIFIC RESEARCH COLLABORATIONS The Company has entered into various collaborative research and license agreements. Under the agreements, the Company is required to fund research or to collaborate on the development of potential products. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations.

SBIR GRANTS The Company had commitments at October 31, 1998 to fund up to $1.5 million of Phase III SBIR technology commercialization expenses, provided the technology under existing Phase II SBIR grants yields commercial opportunities favorable to the Company.

      Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 1998, would not have a material effect on the financial statements.

LOAN COVENANTS The Company is required to meet certain covenants in relation to its outstanding term loans. These covenants, which outline minimum cash, current ratio and net worth requirements, have been met by the Company at October 31, 1998.

OTHER The Company was not a party to any material legal proceedings.

8. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. Potentially refundable license fees are recorded as unearned revenue and are not recognized as revenue until the earnings process is complete and amounts are not subject to refund. Under the terms of one of the agreements, revenues of $2,075,000 previously recorded as unearned were recognized in 1996. In 1998, the Company recognized a license fee of $1,125,000 associated with a pre-1998 arrangement. Certain agreements include royalty payments, which are based upon a percentage of product sales. Royalties in the amount of $391,000, $28,000, and $11,000 were earned in the years ended October 31, 1998, 1997 and 1996, respectively.

9. CAPITAL ACCOUNTS

PRIVATE PLACEMENT of Common Stock On April 27, 1998, 655,563 shares of the Company's common stock and warrants to purchase 196,670 shares of common stock were issued in a private placement resulting in net proceeds to the Company of approximately $10 million. The warrants are currently outstanding and are exercisable for a period of three years from date of issuance at a price of $18.76. The investors have also agreed to a two-year funding commitment to provide up to an additional $10.25 million in financing in the form of common stock and warrants, at the discretion of the Company, subject to certain conditions, which include the stock price being within twenty percent of the initial issuance price of $15.63. In consideration for the additional $10.25 million two-year funding commitment, the Company is obligated to issue the investors additional warrants to purchase up to 51,250 shares of common stock at each of the first two anniversaries of the private placement if the Company does not utilize the additional funding by such dates. The cost associated with the additional warrants has been calculated using the Black-Scholes option pricing model and is included in interest expense for the year ended October 31, 1998.

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

      Details of shares under option were as follows:


                                                                 Weighted
                                   Number of       Option        Average
                                    Shares       Price/Share    Price/Share
-------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1995        1,441,399     $1.50-$13.50       $5.85
Granted                              284,600    $18.00-$34.25      $31.06
Exercised                           (223,890)    $1.50-$20.25       $2.73
Forfeited                            (22,150)    $2.00-$34.25      $11.24
                                  ----------    -------------    --------
BALANCE AT OCTOBER 31, 1996        1,479,959     $1.50-$34.25      $11.08
Granted                              586,900    $12.88-$25.00      $16.76
Exercised                           (281,409)    $1.50-$18.00       $2.37
Forfeited                            (28,170)    $8.00-$34.25      $16.01
                                  ----------    -------------    --------
BALANCE AT OCTOBER 31, 1997        1,757,280     $2.00-$34.25      $14.29
Granted                              340,750     $8.63-$15.50      $13.07
Exercised                           (195,785)    $2.00-$13.50       $2.78
Forfeited                           (129,375)    $2.00-$34.25      $19.97
                                  ----------    -------------    --------
BALANCE AT OCTOBER 31, 1998        1,772,870     $8.00-$34.25      $14.90


      At October 31, 1998, 1,040,020 options were exercisable at a weighted average exercise price of $13.32 per share, and a total of 575,000 shares of common stock were available for future grants under the Option Plan. The weighted average contractual life for all options outstanding under the Option Plan at October 31, 1998 was 7.2 years.

      Detailed information on the options outstanding on October 31, 1998 by price range are set forth below:

                                            Weighted
                               Weighted      Average                     Weighted
                                Average     Remaining                     Average
      Price        Options     Exercise    Contractual      Shares       Exercise
      Range      Outstanding     Price        Life        Exercisable     Price
--------------------------------------------------------------------------------
  $8.00-9.88      587,320        $8.48        5.21         517,720         $ 8.36
$10.25-14.44      602,100       $12.60        8.37         282,450         $12.16
$15.50-25.50      393,750       $18.74        8.40         130,870         $19.00
$32.88-34.25      199,700       $33.15        7.41         108,980         $33.08
                ---------                                ---------
                1,782,870                                1,040,020
                =========                                =========



DIRECTORS' STOCK OPTION PLAN In 1994, the Company established a Directors' Stock Option Plan ("Directors' Plan"). The Directors' Plan provides for the award of stock options to nonemployee directors. Options under the Directors' Plan are granted at the fair market value of the Company's common stock, and are exercisable six months after grant. After the inception of the Directors' Plan, new, eligible directors received options to purchase 7,500 shares of the Company's common stock upon commencement of service as a director and 5,000 options upon reelection. A total of 150,000 shares of common stock were initially reserved for issuance under the Directors' Plan. During 1998, 38,950 options were granted at an exercise price of $14.44 per share. During 1997, 40,000 options were granted at an exercise price of $19.00 per share, during 1996, 21,000 options were granted at an exercise price of $32.875 and during 1995, 30,000 options were granted at an exercise price of $9.50 per share. No options were exercised in 1995, 1997 or 1998. In 1996, 9,200 of these options were exercised at prices ranging from $9.50-$11.25 per share. At October 31, 1998, 140,800 options were outstanding and no additional options were available for future grant under the Directors' Plan. The weighted average contractual life for all options outstanding under the Directors' Plan at October 31, 1998 was 7.8 years.

PRO FORMA DISCLOSURE The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The effects of applying SFAS No. 123 on 1998 and 1997 pro forma net loss and per share calculations as stated below are not necessarily representative of effects on reported net income and earnings per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Had compensation expense for the Company's stock option incentive plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss in 1998, 1997 and 1996 would have been approximately $17.2 million, $17.7 million and $9.7 million, or $1.20, $1.31 and $.73 per share, respectively. The weighted average fair value of the options granted during 1998 is estimated at $10.99 per share for options whose exercise price equals fair market value on the date of the grant, using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 79.1%, risk-free interest rate of 5.5% and average expected life of approximately 10 years.

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

10. INCOME TAXES

At October 31, 1998, the Company had net operating loss carryforwards of approximately $73,871,000 for income tax

NOTES TO FINANCIAL STATEMENTS CONTINUED

reporting purposes that expire in years 2000 through 2018.

      Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The Company has had significant ownership changes over the past five years, including an initial public offering of its common stock in December 1993 and a follow-on offering of its stock in October 1995, which may have caused these limitations to apply. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting. The Company's total net deferred tax assets, which resulted primarily from net operating losses, were $29,889,000 and $23,831,000 at October 31, 1998 and 1997,
respectively. Because of the uncertainty with the ultimate realization of these net deferred tax assets, they were fully reserved for by a valuation allowance at October 31, 1998 and 1997.

11. EMPLOYEE 401(k) PLAN

The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 1998, the Company had not contributed to the plan.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
MARTEK BIOSCIENCES CORPORATION

We have audited the accompanying balance sheets of Martek Biosciences Corporation as of October 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martek Biosciences Corporation at October 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.

Vienna, Virginia
December 11, 1998
                                                       /s/ ERNST & YOUNG LLP
20

STOCK DESCRIPTION AND FORM 10-K
The Company's common stock commenced trading on the NASDAQ National Market System under the symbol MATK on November 23, 1993. Prior to that date, there was no established market for the Company's common stock. As of December 31, 1998, there were approximately 193 holders of record of the Company's common stock. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's common stock as reported by NASDAQ:

Price Range of Common Stock

Fiscal 1997                                     High              Low
---------------------------------------------------------------------------
November 1, 1996 - January 31, 1997            $27 3/4           $17
February 1, 1997 - April 30, 1997              $24 1/2           $14 1/2
May 1, 1997 - July 31, 1997                    $17 3/4           $ 8 3/4
August 1, 1997 - October 31, 1997              $16 3/8           $ 9 3/16

Fiscal 1998                                      High              Low
---------------------------------------------------------------------------
November 1, 1997 - January 31, 1998            $12               $ 7 1/2
February 1, 1998 - April 30, 1998              $18 3/4           $ 9 1/2
May 1, 1998 - July 31, 1998                    $16 1/4           $ 8
August 1, 1998 - October 31, 1998              $13 5/8           $ 5 3/8