Form 10-K405, Exhibit 13
period 1999-10-31
MARTEK BIOSCIENCES CORP
filed 2000-01-31
CIK 892025

                                                                   EXHIBIT 13.01

                               Annual Report 1999

                         [MARTEK SCIENCE FOR LIFE LOGO]

LETTER TO SHAREHOLDERS

[PHOTO]

DEAR MARTEK STOCKHOLDER,

The good news for 1999 is that the Company worked hard and made significant progress. The bad news is that 1999 progress did not translate into 1999 financial results. I believe, however, it did set the stage for a 2000 commercial liftoff. In this year's CEO letter, I will describe how.

     For those of you new to the Company, a brief background of Martek's major lipid products is useful to put 1999 and 2000 into context. Over the past eight years, Martek has developed production methods and intellectual property for two unusual fatty acids, docosahexaenoic acid (DHA) and arachidonic acid (ARA) from an alga and fungus, respectively. These fatty acids are found in cell membranes throughout the body, but are concentrated in the brain, central nervous system, retina and heart. Humans are not usually deficient in arachidonic acid because of the large amount of dietary precursors obtained from vegetable oil, which are then synthesized into ARA. Humans get DHA in two ways. As with ARA, they can synthesize DHA from certain precursor fatty acids found in the diet, but not efficiently; or, preferably, they receive dietary DHA directly from fish, eggs and organ meats. However, dietary DHA consumption in developed societies has dropped dramatically over the last 50 years.

     Use of DHA and ARA to improve infant mental development and health problems represent a new way of thinking about nutrition and pharmacology. DHA uses span from prevention to therapeutics and can be delivered via foods, supplements and pharmaceuticals. DHA and ARA together are "good fats" for infant mental development and adult mental health. DHA by itself is beneficial for reducing hypertension, elevating high-density cholesterol, lowering triglycerides and, possibly, for reducing heartbeat arrhythmia. In a completely unrelated area, animal studies published in 1999 indicated that highly purified DHA may be a therapeutic for cystic fibrosis, by correcting a fatty acid imbalance found in intestinal villi and the pancreas. Also, in the area of cancer research, recent animal studies have shown that DHA reduced metastasis and tumor growth in breast cancer in direct proportion to the amount of dietary DHA intake. From a wide range of studies, DHA seems to be associated with a variety of beneficial effects for humans. Its mode of action, however, is still not fully understood. But over time, as more is understood, I believe that DHA will be an essential dietary requirement for infants and highly recommended for large numbers of children and adults worldwide, especially to compensate for the drop in DHA consumption.

     That certain fats such as DHA do good things, and do more than merely provide energy and lead to weight gain, is generally known only by nutritional lipid research scientists (a relatively small group), and is largely unknown to medical practitioners, nutritionists and the public. This lack of awareness has to be rectified before a mass market for DHA is realized. Similar to other vitamin marketing efforts, a major and sustained education effort will be required, necessitating the financial and marketing resources of a large corporate partner. For this reason, Company management spent significant effort in 1999 soliciting certain large companies to partner with Martek to accomplish this task. I believe that this effort will begin to pay off in 2000.

     In 1999, the Company continued to work with existing licensees and distributors to use and sell more DHA/ARA. This meant working with its infant formula licensees to expand marketing of their formula containing Martek oils around the world, as well as to support their clinical and regulatory activities. As a result, numerous introductions of full-term formula should be made in 2000 throughout the world. In early 2000, evidence of an improved IQ of 6 points is expected to be reported by a National Institute of Health funded study in a well respected, peer reviewed journal. Publicity from this study should assist the upcoming 2000 introductions of the DHA/ARA-containing infant formulas.

     1999 demonstrated that Martek's oils were good for the infant formula business as well as for infants. Parents in several countries, representing different cultures, "voted with their money," preferring to pay more to provide their children with the best nutritional start, other than breast milk, when it comes to brain and eye development. Premium infant formula with Martek's DHA/ARA increased in sales and provided a higher profit-per-can to formula manufacturers. I believe that, as the formula industry realizes the customer satisfaction and financial benefits of Martek's DHA/ARA oils, it will accelerate their introduction.

     Regulatory issues concerning Martek's oils mainly involved the U.S. Around the world, Martek's oils are on the market in infant formula in over 60 countries in compliance with regulatory requirements. Formula containing these oils have been approved after being subjected to extensive review in the U.K., the Netherlands and, most recently, France. In 1999, Martek became actively involved in the FDA regulatory process for the first time in the U.S., joining in efforts previously started by its U.S. licensees. As part of this process, a board of leading toxicologists convened by the Company determined, after an exhaustive and lengthy review of safety studies and pertinent literature, that Martek's oils should be generally regarded as safe (GRAS) for use in infant formula. Based on the board's findings, I believe that good progress will be made on U.S. infant formula regulatory issues this coming year.

     Major steps were also made in reducing DHA production costs in 1999. A more productive strain of DHA-containing algae was developed, in addition to more efficient, large-scale manufacturing processes. With this progress, I believe that Martek's high-quality DHA will be provided at prices capable of supporting significant increases in future demand while supporting reasonable profit margins. Ultimately, the Company's objective is to produce its DHA at a cost similar to that found in fish oil, but with the quality of a highly reliable process, using good manufacturing practices (GMP). 1999 R&D expenditures on DHA production were significant and were largely responsible for the magnitude of FY99's financial losses. These expenditures, however, produced results that should benefit DHA sales and margins for many years.

     The Company also raised $14 million in additional equity capital in 1999 that provided funds to continue unimpeded progress during the past year.

     Other areas of the Company progressed as well. The stable isotopes group increased sales and shipments even in light of declining prices for certain of its major products. This group also significantly furthered development of technology that may reduce a major bottleneck facing the drug discovery process: the time and difficulty of finding the three-dimensional structure of receptor site proteins necessary to understanding how drug candidates interact with such proteins.

     Martek's algal genomics group worked on identifying the genes that some day may allow DHA to be incorporated into common vegetable oils. The group also developed key intellectual property for future genetic transformation of algae.

     The year 2000 should be liftoff, and the beginnings of the commercial realization that we have been working for over the past years. I look forward to reporting to you on this progress next year.

                                                                      Sincerely,
                                                          /s/ Henry Linsert, Jr.
                                                              Henry Linsert, Jr.
                                                                Chairman and CEO

PRODUCTS AND TECHNOLOGIES

NUTRITIONAL PRODUCTS

Certain microalgae and fungi produce rare long-chain, polyunsaturated fatty acids that are essential components in cell membranes of the human central nervous system. Studies have indicated that one of these fatty acids in particular, called docosahexaenoic acid ("DHA"), plays a beneficial role in the development of the eyes and central nervous system in newborns and may play a role in promoting mental and cardiovascular health. Conversely, recent research has also linked low levels of DHA to a variety of health risks in adults, including increased cardiovascular problems, cancer, and various neurological and visual disorders.

     Martek has identified and developed a fermentable strain of microalga which produces a patented oil rich in DHA. It has done the same for a fungus that produces an oil rich in arachidonic acid ("ARA"), another important fatty acid found in the brain and in breast milk. The Company has also patented the blending of these two oils for use in supplements, foods and infant formulas.

     Brain development in humans takes place primarily in the last trimester in utero and the first twelve months of postnatal life. For a fetus, DHA and ARA are naturally provided by its mother via the placenta, and for infants, DHA and ARA are provided by mother's milk. Studies have shown that breast-fed infants have higher levels of DHA in their brain tissue and improved mental development and visual acuity than those fed infant formula. Other studies have shown that low birth-weight infants fed formulas supplemented with Martek's oils have blood lipid levels of DHA and ARA comparable to those of breast-fed, low birth-weight infants. In addition, Martek's DHA/ARA oils have had other positive effects on infants, including reduced skin infection, milk intolerance, nervousness and irritability, and improved growth.

     Although there are some studies which dispute the benefit of DHA and ARA in infant formula, numerous other studies support the importance of DHA and ARA in infant nutrition. An 18-year-long New Zealand study of 1,000 children published in 1998, found that those who were breast-fed as infants had both better intelligence and greater academic achievement than those who were formula-fed. The study's authors cited DHA as the most likely breast milk component providing this benefit. Research published in 1998 and sponsored by Mead Johnson and NIH concluded that DHA and ARA appeared necessary for optimal brain and eye development, with formula-fed infants having a deficiency equivalent to about one line on an eye chart. Additional studies released during 1998 showed the importance of DHA in improving infant cognitive behavior and protecting them from non-insulin dependent diabetes, obesity, hypertension, and other diseases associated with impaired glucose metabolism. In 1999, a meta-analysis of over 20 published reports concluded that infants deprived of the nutrients in breast milk are likely to have lower IQ, lower educational achievement, and poorer social adjustment than breast-fed infants. The nutritional benefits of breast-feeding were associated with at least a 3.2-point difference in cognitive development compared to formula feeding, and the longer the baby was breast-fed, the greater the increase in cognitive developmental benefit. This data is consistent with prior research and adds to the growing evidence supporting the importance of Martek's oils, not only for pre-term infants but for full-term infants as well.

     Martek's blended DHA/ARA oils provide the closest match, with regard to molecular form of these fatty acids, to human milk when added to infant formula. Martek's oils do not contain certain fatty acids found in other sources of DHA that may be harmful to infants. Martek's oils also provide DHA and ARA that are bioavailable by quickly passing through the stomach and intestines into the blood.

     Supplementation of DHA and ARA has not been just a Martek story. The British Nutrition Foundation, and the Expert Committee on Human Nutrition of the United Nations Food and Agriculture Organization and the World Health Organization (FAO/WHO) recommend that DHA and ARA be included in all infant formulas.

     In addition to recommending the inclusion of DHA and ARA in infant formula, the FAO/WHO Committee has also recognized their importance in pregnancy and lactation. Because of this importance and because of diet changes leading to lower DHA intake, dietary supplementation of DHA by mothers, both pregnant and lactating, can provide the optimum amount of DHA to growing fetuses and infants.

     On the business front, Martek has entered into royalty-bearing license agreements to utilize its oils in infant formula with six infant formula manufacturers who, in the aggregate, represent over 40% of the world's infant formula market. Martek's licensees include Mead Johnson & Company, American Home Products Corporation, Royal Numico N.V. (formerly Nutricia), Novartis Nutrition S.A. and Maabarot Products, Ltd. During 1999, there were introductions of infant formula containing Martek's oils in almost a dozen additional countries. Formulas containing Martek's oils are now available in more than 60 countries worldwide, including France, The Netherlands, Spain and the United Kingdom.

     Additional research continues to be published demonstrating the importance of DHA throughout life. Studies have linked low levels of DHA to specific disorders including changes in disposition, memory loss, visual and other neurological conditions. Research is underway to explore the impact of DHA supplementation in these and other areas. In 1998, the National Institutes of Health held a symposium to discuss the latest research covering a wide range of potential applications including cancer, depression, infant development, cardiovascular, and other areas.

     Martek began selling its DHA oil in the form of Neuromins(R) DHA capsules as a nutritional supplement in 1997. Today, Neuromins(R) DHA nutritional supplements are sold in approximately 10,000 nutritional and health products stores nationwide under the Leiner Health Products, Natrol Inc., Nature's Way, Nutraceutical's Solaray(R) brand, Solgar Vitamin and Herb Company and Source Naturals brands. In addition, Neuromins(R) DHA supplements are sold at Vitamin World stores and under the private label of Safeway.

PRODUCTS FOR PHARMACEUTICAL RESEARCH

New pharmaceutical development is extremely costly. Costs to successfully develop a new pharmaceutical can reach one-half billion dollars. Structure-based drug design is being used to expedite new drug discovery timescales and is based on understanding how a drug interacts with its receptor at the molecular level. With this binding site information, researchers can then design an efficacious drug much faster than by randomly screening millions of candidate drug molecules.

     To support structure-based drug design efforts, Martek has developed a series of stable isotope (carbon 13, nitrogen 15, and deuterium) products (amino acids and sugars) for sale to the pharmaceutical research industry which enable the three-dimensional structures of certain proteins of pharmaceutical interest to be determined using nuclear magnetic resonance ("NMR") technology. These stable isotopically labeled products are used as growth media for recombinant organisms which, in turn, generate proteins incorporating stable isotopes from the growth media fed to them. Martek is a leader in the development and sale of specialty stable isotope biochemical reagents with non-proprietary as well as proprietary research products. Recently, the Company successfully introduced several high-end proprietary products such as isotopically labeled nucleic acid derivatives used to solve the structures of DNA and RNA, especially when bound to proteins.

     The Company is also developing a proprietary fast-track protein labeling system which would, by using advanced NMR technology, enable researchers to see the structure and movement of pharmaceutical target binding sites in significantly reduced time. This technology could greatly reduce the time needed to understand a given target/drug candidate interaction and thereby speed up the rejection of unsuitable compounds and reduce the overall time needed to develop new pharmaceuticals.

DIAGNOSTICS

Martek has developed a series of proprietary and non-proprietary fluorescent markers. The sensitivity of these products can be as much as 1000 times that of fluorescein, the most commonly used fluorescent dye. These products have been designed for use in a wide array of diagnostic and research applications. A number of significant advantages are associated with these products, including ease of use and added stability while also being non-toxic and non-radioactive. Additionally, these products generally require less complex and expensive processes for their use. These advantages set Martek's products apart and make them unique to the market. Martek markets some of its products in this area through partnerships with Intergen(R) Company and Kirkegaard & Perry Laboratories.

MARTEK BIOSCIENCES CORPORATION

SELECTED FINANCIAL DATA

                                                                                Year Ended October 31,
                                                       ----------------------------------------------------------------------
In thousands except per share data                         1999            1998           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
Revenues
  Product sales                                        $   5,350       $   4,850      $   3,566      $     933      $   1,262
  License fees and other revenues                              6           1,165            293          2,244            270
  Royalties                                                  394             391             28             11              5
  Research and development contracts and grants              383             484            530            769            662
                                                        --------        --------       --------       --------       --------
  Total revenues                                           6,133           6,890          4,417          3,957          2,199

Costs and expenses
  Cost of product sales                                    4,209           3,856          2,697            539            652
  Research and development                                10,309           9,787         11,051         10,294          7,720
  Selling, general and administrative                      6,822           7,360          7,415          4,134          3,219
                                                        --------        --------       --------       --------       --------
  Total costs and expenses                                21,340          21,003         21,163         14,967         11,591
                                                        --------        --------       --------       --------       --------
  Loss from operations                                   (15,207)        (14,113)       (16,746)       (11,010)        (9,392)
  Other income, net                                          359             652          1,349          2,096            583
                                                        --------        --------       --------       --------       --------
  Net loss                                             $ (14,848)      $ (13,461)     $ (15,397)     $  (8,914)     $  (8,809)
                                                        ========        ========       ========       ========       ========
  Net loss per share, basic and diluted                $    (.95)      $    (.94)     $   (1.14)     $    (.67)     $    (.94)
                                                        ========        ========       ========       ========       ========
  Weighted average common shares outstanding              15,581          14,330         13,559         13,281          9,412
                                                        ========        ========       ========       ========       ========

                                                                                          October 31,
                                                        ---------------------------------------------------------------------
                                                            1999            1998           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND OTHER DATA
Cash, cash equivalents, short-term investments
  and marketable securities                             $ 16,358        $ 17,645       $ 20,675       $ 39,392       $ 51,623
Working capital                                           20,202          21,000         21,990         35,306         49,681
Total assets                                              39,172          40,736         41,342         57,123         65,158
Long-term debt                                               472           1,951          3,292          1,199          4,175
Accumulated deficit                                      (73,898)        (59,049)       (45,588)       (30,191)       (21,277)
Total stockholders' equity                                35,199          35,282         34,687         49,416         57,346
Cash dividends declared--common stock                         --              --             --             --             --

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning the Company's business and operations, including, among other things, statements concerning:
(1) expectations regarding future revenue growth, product introductions, distribution, sales, applications and potential marketing partnerships; (2) expectations regarding sales and royalties by and from formula licensees; (3) expectations regarding FDA approval of the Company's oils for inclusion in U.S. infant formula; (4) expectations regarding future efficiencies in manufacturing processes and the cost of production of the Company's nutritional oils; (5) expectations regarding future research and development costs; (6) Year 2000 business risks; and (7) expectations regarding additional capital expenditures needed in relation to fermentation and oil processing activities. Forward-looking statements include those statements containing such words as "will," "should," "could," "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. Such statements involve risks and uncertainties and actual results may differ materially due to a variety of risk factors set forth from time to time in the Company's filings with the Securities and Exchange Commission.

     Martek, founded in 1985, is a leader in the development and commercialization of high value products derived from microalgae, including nutritional products, pharmaceutical research and development tools and diagnostics. The Company's products include: (1) specialty, nutritional oils for infant formula, nutritional supplements and food ingredients that may play a beneficial role in promoting mental and cardiovascular health, and in the development of the eyes and central nervous system in newborns; (2) stable isotope products and technologies to visualize molecular interactions for drug discovery and development; and (3) new, powerful fluorescent markers for diagnostics, rapid miniaturized screening and gene and protein detection. In 1989, Martek began to realize revenues from sales of its stable isotope products. In 1992, Martek realized its first revenues from license fees related to its nutritional oils containing docosahexaenoic acid ("DHA") and arachidonic acid ("ARA") and sales of sample quantities of these oils. In 1995, Martek recognized its first product and royalty revenues from sales of infant formula containing these oils, and in 1996, Martek began to realize revenues from the sale of Neuromins(R), a DHA dietary supplement. In 1998, Martek first realized revenues from the sale of its new phycobilisome fluorescent detection products.

     Martek has incurred losses in each year since its inception. At October 31, 1999, the Company's accumulated deficit was $73,898,000. The Company expects to continue its development, production optimization and product marketing activities and, as a result, expects losses to continue for at least the next year, or until significant sales of its nutritional oils and Neuromins(R) DHA products occur and/or until significant royalties from sales of infant formula products containing its oils are recognized. In addition, the Company expects to continue to experience quarter-to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. Because the extent and timing of future oils-related revenues are largely dependent upon the Company's licensees and/or other future third-party collaborators, the timing or likelihood of future profitability is largely dependent on factors over which the Company has no control.

MANAGEMENT OUTLOOK AND REGULATORY ISSUES

Management believes that while quarterly results may show fluctuations in product sales, the outlook for future revenue growth remains positive and that fiscal 2000 sales will surpass prior year levels. Specifically, Management believes that for fiscal 2000 as a whole: (1) term infant formula containing Martek's oils will be introduced in additional countries; (2) sales and royalties related to the Company's nutritional oils will continue to grow; and
(3) sales of new high value products from the Company's stable isotope group will increase.

     Management believes that recent scientific evidence supports the contention that humans throughout life will benefit from DHA supplementation. This could represent a far larger market for DHA than the market for infants. To realize this market, the Company is pursuing a long-term marketing partnership with a large nutritional products and/or pharmaceutical company to promote Martek's non-infant formula nutritional oil products. Because of this objective, certain shorter-term marketing arrangements of lesser scope have been avoided, thus modestly sacrificing short-term product sales. Management believes that broad introductions of infant formula containing Martek's nutritional oils and/or a strategic alliance with a large scale nutritional products and/or pharmaceutical company will occur in the future. However, Management is unable to

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS (continued)

accurately predict when, or if, such events will occur.

     Four of the Company's infant formula licensees have obtained the regulatory approval, where required, to sell infant formula supplemented with Martek's oils in over 60 countries for term or pre-term infant formula products, including, most recently, approval by the French Scientific Committee for Foods for pre-term and term infant formula. The Company and its licensees are in the process of responding to certain questions raised by the FDA in connection with evaluating Martek's oils for inclusion in U.S. infant formula. While Management believes that FDA approval should ultimately be obtained, it is Management's belief that this process will take a minimum of six to twelve additional months. There is also no assurance that the Company and its licensees will be able to adequately respond to the FDA's questions, that the licensees will continue to press forward, that clearances will, in fact, be granted, that the process will not involve significant delays that may materially and adversely affect the timing and extent of potential future introductions of the Company's products in the U.S., or that once, and if, approval is obtained, a licensee will actually market a U.S. infant formula product containing the Company's oils. Nevertheless, Management anticipates that during the next twelve months, new infant formula products containing Martek's oils will continue to be introduced around the world and overall product sales, including sales from infant formula related products, will increase over the prior year.

RESULTS OF OPERATIONS

REVENUES Revenues increased from $4,417,000 in 1997 to $6,890,000 in 1998, an increase of 56%, mainly as a result of a $1,284,000 increase in product sales in 1998 over 1997, coupled with an increase in license fees and related revenues of $872,000, which was primarily due to the recognition of a $1,125,000 licensing fee associated with a pre-1998 arrangement. Revenues in 1999 decreased to $6,133,000, or 11%, mainly due to the non-recurrence of the $1,125,000 license fee recognized in 1998.

     Nutritional product sales increased $963,000 in 1998 over 1997 and an additional $381,000 in 1999 over 1998. The increase of 54% in 1998 and 14% in 1999 was the result of the expanded market penetration of infant formula products, including term introductions, containing the Company's oils, as well as expanded distribution of Neuromins(R) into mainstream markets.

     The expansion of infant formula containing Martek's oils has grown steadily in the last several years, and these products are now in over 60 countries worldwide. The resulting growth in product sales has been less dramatic, however, as many of these introductions have been pre-term infant formula products for low birth weight infants. While pre-term product introductions are important because they show the commitment by the Company's licensees to obtain regulatory approval and also show acceptance in the health care community for these products, these introductions usually generate minimal revenues due to the small markets for low birth weight infant formula products. However, to date, two of Martek's licensees have introduced specialty infant formula products containing Martek's oils for full-term infants in a total of seven countries. These products have much greater revenue generating potential, and Management is optimistic that as market acceptance of these products grows, more term infant formula launches will occur in additional countries around the world.

     Stable isotope and other product sales increased $321,000 in 1998, or 18%, as a result of increased sales and marketing efforts, and increased an additional $119,000, or 6%, in 1999, primarily the result of increased sales of high-value products including the Company's fluorescent detection products, offset somewhat by competition in the reagents market. This competition may continue and negatively impact stable isotope sales in fiscal 2000.

     Royalty revenues increased by $363,000, or thirteen-fold, in 1998 and increased an additional $3,000, or 1%, in 1999, due to the increased volume of infant formula sales by licensees. Although royalty revenues may continue to fluctuate based on the timing of sales to licensees, Management anticipates that royalty revenues will grow at a more rapid rate in fiscal 2000 as sales of nutritional oils to licensees grows. Contract and grant revenues decreased by $46,000 in 1998 and further decreased by $101,000 in 1999 due to fewer grants outstanding under which the Company is receiving funding. Management expects to continue its efforts to secure research and development contracts and grants. The timing and ultimate success of these efforts cannot be predicted.

COST OF PRODUCT SALES Cost of product sales increased from 76% in 1997 to 80% in 1998, and decreased to 79% in 1999. These fluctuations resulted primarily from a change in the mix of product sales. Cost of product sales will increase when the mix includes higher volumes of sales to infant formula licensees, or bulk oil sales for encapsulation by others or for use as food ingredients. Infant formula royalties may ultimately comprise up to half of revenues from oil sold for such purposes. Since royalty revenues are not included in product sales, this creates a significantly higher cost of goods sold as a percentage of revenues than would be the case if royalties were incorporated into the product price and recognized at the same time as the product sale. In addition, oil production cost has remained high due to the current low volume of production and because of ongoing process optimization. As sales volumes increase, and manufacturing efficiencies and optimization occurs, Management believes that the cost of production will decrease. Management believes that significant optimization efforts will be required for at least the next year to realize these increases in efficiency.

     Cost of sales has also been impacted by certain price reductions brought about by competition, primarily in the Company's low-end stable isotope drug discovery products.

The Company offset these price reductions in part by sales of high-end proprietary products in late 1998 and 1999. Management believes that, in the future, sales of the Company's stable isotope drug discovery products can be increased at the same time that production costs can be decreased by allocating expensive raw materials over a range of new, high-value products, but the ultimate impact of these efforts on cost of sales cannot be reasonably predicted at this time.

RESEARCH AND DEVELOPMENT Research and Development expenses, including contract-related costs, decreased from $11,051,000 in 1997 to $9,787,000 in 1998, a decrease of 11%, and increased to $10,309,000 in 1999, an increase of 5% compared to 1998. Contract-related research and development costs included in these amounts were $509,000 in 1997, $446,000 in 1998, and $464,000 in 1999.
Consistent with the Company's plans, nutritional oils development costs accounted for over 75% of all research and development costs, as a result of the Company's continued development efforts to refine its production process and lower its DHA production cost. Research and development costs may increase in the future as the Company evaluates new technologies and continues efforts to optimize the efficiency of its large scale fermentation and oil extraction processes.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative costs decreased from $7,415,000 in 1997 to $7,360,000 in 1998, a decrease of 1%, and decreased to $6,822,000 in 1999, a decrease of 7% from 1998. These costs decreased primarily due to lower marketing expenses due to the timing of various advertising and promotional campaigns for the Company's products. These costs may increase in the future as the Company expands the sales and marketing efforts related to its products.

OTHER INCOME, NET Other income decreased from $1,349,000 in 1997 to $652,000 in 1998, and to $359,000 in 1999, primarily due to a lower amount of interest earned on the investment of funds as these funds are used to support Company operations.

NET LOSS As a result of the above, net losses decreased from $15,397,000 in 1997 to $13,461,000 in 1998, a decrease of 13%, and increased to $14,848,000 in 1999, an increase of 10% compared to 1998.

RECENT ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report by major components and in total, the change in its net assets during the period from non-owner sources. This Statement is effective for the annual reporting of companies with fiscal years beginning after December 15, 1997. Adoption of SFAS No. 130 has had no impact on the reporting of the Company, as the Company has no significant items related to comprehensive income. The FASB also recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. This Statement is effective for the annual reporting of companies with fiscal years beginning after December 15, 1997. Adoption of this standard has had no significant impact on the Company's financial position, results of operations, cash flows, or the presentation of its disclosures.

IMPACT OF YEAR 2000 The Company uses a number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administrative functions. Management believes that the business risk associated with these internal information systems is minimal and has completed its Year 2000 compliance implementation work on them. The Company is also evaluating its non-information technology systems, including the various equipment in operation at the oil production facilities in Winchester, Kentucky. Management has completed this evaluation and subsequent implementation, and believes that the business risk associated with this equipment is minimal. Management believes that its compliance work on the Company's information and non-information technology systems is completed; however, if significant, new, non-compliance issues are identified, the process may be delayed and the Company's operations and financial condition may be materially adversely affected.

     Additionally, Martek's third party relationships are being reviewed to assess their Year 2000 status and potential impact on the Company. Where potential business risk has been identified, additional information has been requested from certain third parties to obtain assurance that they are Year 2000 compliant. To date, the Company's third party suppliers have represented that they are Year 2000 compliant or are in the process of becoming compliant by December 31, 1999. Although Management has identified multiple suppliers for most of the goods and services purchased from third parties, there can be no guaranty that the failure of any individual supplier to adequately address the Year 2000 issue for the products or services that they provide to the Company will not have a material adverse impact on the Company's operations and financial results.

     Management believes that the worst possible problem that could arise from a Year 2000 computer failure would be a loss of power at its Kentucky plant. This could result in production downtime and the potential loss of inventory. Contingency plans, including the transport of any product subject to temperature spoilage to an outside facility, have been made to reduce the impact on the Company from such a failure. As such, we believe that the disruption from such an event could be rectified in a maximum of five business days, and cause total losses to the Company of less than $100,000.

     Through October 31, 1999, the Company has incurred less than $100,000 in costs associated with Year 2000 issues. Approximately 50% of these costs have been related to system analysis work and 50% related to software and hardware upgrades. These efforts have

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS (CONTINUED)

had minimal impact on other information technology projects that are in process.

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

LIQUIDITY AND CAPITAL RESOURCES Martek has financed its operations primarily from the issuance and sale of equity securities, debt financing, revenues received under research and development contracts and grants, product sales and receipt of license fees. Since its inception, the Company has raised approximately $107 million from public and private sales of its equity securities, as well as option and warrant exercises. Recent fundraising efforts include approximately $10.25 million raised from a private placement of stock in 1998 and $13.8 million from a private placement in May, 1999. The 1998 private placement investors also agreed to a two-year funding commitment to provide up to an additional $10.25 million in financing in the form of common stock and warrants at the discretion of the Company, subject to certain conditions, which include the stock price being within twenty percent of the 1998 initial issuance price of $15.63.

     Through October 31, 1999, Martek has incurred an accumulated deficit of $73,898,000. The Company's balance of cash, cash equivalents, short-term investments and marketable securities at October 31, 1999 was $16,358,000. The investments and securities consist of U.S. government securities and are available to meet the future cash needs of the Company. Cash, cash equivalents, short-term investments and marketable securities decreased $1,287,000 in 1999, primarily due to the Company's continued operating losses, partially offset by the additional funds raised in the private placement of common stock which closed in May, 1999 (see Note 9 of Notes to the Financial Statements).

     Capital expenditures of $697,000 were made in 1999, a significant portion of which represents upgrades to the Company's fermentation and oil processing facilities in Winchester, Kentucky. Management expects additional capital expenditures of at least $1,000,000 in 2000 as fermentation and oil processing activities increase and production optimization efforts continue. On June 20, 1996, the Company entered into an equipment line of credit in the amount of $2,000,000 to finance a portion of the construction of the oil processing facility at its Winchester, Kentucky plant. Draws on the line of credit as of June 20, 1996 converted to a four-year term loan bearing interest at the rate of 9.02%. As of October 31, 1999, the Company had $413,000 outstanding under this loan. On March 21, 1997 the Company entered into a four-year term loan in the amount of $4,000,000 to refinance notes payable related to the Company's 1995 purchase of its fermentation facility (see Note 6 of Notes to the Financial Statements). The term loan bears interest at the rate of 8.61% and, as of October 31, 1999, the outstanding balance was $1,538,000. The Company was in compliance with all of the covenants related to these loans at October 31, 1999, including a covenant requiring a minimum cash balance of at least $12,000,000.

     Martek will require substantial additional funds in the future to continue its research and development programs, to conduct preclinical and clinical studies to maintain compliance with its loan covenants, and to commercialize its nutritional oils, Neuromins(R), and its other products under development. The ultimate levels of funding required will depend, in part, on whether the Company seeks independently, or with other parties through collaborative agreements, to develop, manufacture and market its products. The capital requirements of Martek will also depend, among other things, on one or more of the following factors: growth in the Company's infant formula and nutritional product sales; the extent and progress of its research and development programs; the progress of preclinical and clinical studies; the time and costs of obtaining regulatory clearances for those products subject to such clearances; the costs involved in filing, protecting and enforcing patent claims; competing technological and market developments; the cost of capital expenditures at the Company's manufacturing facilities; the cost of acquiring additional and/or operating existing manufacturing facilities for its various products and potential products (depending on which products the Company decides to manufacture and continues to manufacture itself); and the costs of marketing and commercializing the Company's products. The continued development and optimization of the Company's production facility has had, and will continue to have, a material effect upon Martek's liquidity and capital resources. Additional plant modifications costing at least $1,000,000 are expected in fiscal 2000. Expenditures beyond fiscal 2000 will depend, in part, on production capacity needs, and the extent of development and implementation of process improvements.

     Management believes that its existing capital resources, consisting primarily of cash, short-term investments and marketable securities, will provide adequate capital for at least the next 12 months. However, Management believes that additional funds will be needed in the longer term to continue the Company's research and development, manufacturing and marketing efforts. Management intends to seek additional funding through commercial and government research and development contracts and grants, product sales and license fee arrangements, asset-based borrowing, equity issuances, additional lease financing and/or collaborative arrangements with partners if such methods are available to the Company and on favorable terms. There can be no assurance that such funds will be available to the Company on acceptable terms, if at all.

MARTEK BIOSCIENCES CORPORATION

BALANCE SHEETS

                                                                                         October 31,
                                                                         --------------------------------------
                                                                                 1999                    1998
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                 $  1,180,098           $  4,497,879
  Short-term investments and marketable securities (Note 3)                   15,178,152             13,146,950
  Accounts receivable                                                          1,646,148              1,336,268
  Inventories (Notes 2 and 4)                                                  5,216,265              5,001,990
  Other current assets                                                           482,772                519,373
                                                                            ------------           ------------
Total current assets                                                          23,703,435             24,502,460
Property, plant and equipment, net (Notes 2 and 5)                            15,468,836             16,233,049
                                                                            ------------           ------------
                                                                            $ 39,172,271           $ 40,735,509
                                                                            ============           ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                          $    693,464           $    595,644
  Accrued liabilities                                                          1,328,950              1,565,952
  Current portion of notes payable (Note 6)                                    1,479,333              1,340,919
                                                                            ------------           ------------
Total current liabilities                                                      3,501,747              3,502,515
Long-term portion of notes payable (Note 6)                                      471,907              1,951,240
Commitments (Note 7)

Stockholders' equity (Note 9)
  Preferred stock, $.01 par value; 4,700,000 shares authorized;
       none issued or outstanding                                                     --                     --
  Series A junior participating preferred stock, $.01 par value;
    300,000 shares authorized; none issued or outstanding                             --                     --
  Common stock, $.10 par value; 30,000,000 shares authorized;
    16,492,229 and 14,879,434 shares issued and outstanding at
       October 31, 1999 and 1998, respectively                                 1,649,223              1,487,943
  Additional paid-in capital                                                 107,446,950             92,843,259
  Accumulated deficit                                                        (73,897,556)           (59,049,448)
                                                                            ------------           ------------
  Total stockholders' equity                                                  35,198,617             35,281,754
                                                                            ------------           ------------
                                                                            $ 39,172,271           $ 40,735,509
                                                                            ============           ============

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION


STATEMENTS OF OPERATIONS

                                                                              Year ended October 31,
                                                          ---------------------------------------------------------------
                                                               1999                  1998                   1997
-------------------------------------------------------------------------------------------------------------------------
REVENUES (NOTES 2 AND 8)
  Product sales:
       Nutritional product sales                           $   3,143,512         $   2,762,844        $   1,799,839
       Stable isotope and other product sales                  2,206,133             2,086,791            1,766,148
                                                            ------------          ------------         ------------
             Total product sales                               5,349,645             4,849,635            3,565,987
  License fees and other revenues                                  6,000             1,165,000              292,839
  Royalties                                                      394,003               391,215               28,475
  Research and development contracts and grants                  383,415               483,948              529,795
                                                            ------------          ------------         ------------
Total revenues                                                 6,133,063             6,889,798            4,417,096

COSTS AND EXPENSES
  Cost of product sales                                        4,208,488             3,855,675            2,697,050
  Research and development                                    10,309,452             9,786,829           11,050,574
  Selling, general and administrative                          6,822,440             7,360,019            7,415,127
                                                            ------------          ------------         ------------
Total costs and expenses                                      21,340,380            21,002,523           21,162,751
                                                            ------------          ------------         ------------
Loss from operations                                         (15,207,317)          (14,112,725)         (16,745,655)

OTHER INCOME (EXPENSE)
  Miscellaneous income                                           132,358                96,021               93,770
  Interest income                                                806,238             1,076,587            1,682,785
  Interest expense                                              (579,387)             (521,198)            (427,941)
                                                            ------------          ------------         ------------
                                                                 359,209               651,410            1,348,614
                                                            ------------          ------------         ------------
Net loss                                                   $ (14,848,108)        $ (13,461,315)       $ (15,397,041)
                                                            ============          ============         ============
Net loss per share, basic and diluted (Note 2)             $        (.95)        $        (.94)       $       (1.14)
                                                            ============          ============         ============
Weighted average common shares outstanding                    15,580,791            14,329,825           13,559,419
                                                            ============          ============         ============

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                    Additional
                                                  Common Stock   Common Stock        Paid-in       Accumulated
                                                     Shares         Amount           Capital         Deficit         Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                        13,392,250     $1,339,225     $  78,268,418    $(30,191,092)   $49,416,551
  Exercise of stock options                           281,409         28,141           639,032              --        667,173
  Net loss                                                 --             --                --     (15,397,041)   (15,397,041)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997                        13,673,659      1,367,366        78,907,450     (45,588,133)    34,686,683
  Issuance of common stock and warrants
    in private placement, net of issuance costs       655,563         65,556         9,944,000              --     10,009,556
  Exercise of stock options and warrants              550,212         55,021         3,991,809              --      4,046,830
  Net loss                                                 --             --                --     (13,461,315)   (13,461,315)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998                        14,879,434      1,487,943        92,843,259     (59,049,448)    35,281,754
  Issuance of common stock
    in private placement, net of issuance costs     1,528,935        152,894        13,592,001              --     13,744,895
  Exercise of stock options and other                  83,860          8,386         1,011,690              --      1,020,076
  Net loss                                                 --             --                --     (14,848,108)   (14,848,108)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1999                        16,492,229     $1,649,223      $107,446,950    $(73,897,556)   $35,198,617
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

STATEMENTS OF CASH FLOWS

                                                                                             Year ended October 31,
                                                                        ------------------------------------------------------------
                                                                           1999                  1998                   1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

  Net loss                                                              $(14,848,108)         $(13,461,315)        $(15,397,041)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation and amortization                                          1,461,159             1,368,789            1,201,179
    Other non-cash items                                                     348,600               174,300                   --
    Changes in operating assets and liabilities:
      Accounts receivable                                                   (309,880)             (155,577)            (858,580)
      Inventories                                                           (214,275)           (2,096,538)          (1,064,324)
      Other current assets                                                    36,601                71,733             (332,796)
      Accounts payable                                                        97,820              (412,463)             366,188
      Accrued liabilities                                                   (237,002)              525,103             (453,952)
                                                                        ------------          ------------         ------------
Net cash used in operating activities                                    (13,665,085)          (13,985,968)         (16,539,326)

INVESTING ACTIVITIES

  Change in short-term investments and marketable securities              (2,031,202)            5,550,909           12,061,493
  Purchase of property, plant and equipment                                 (696,946)           (1,612,406)          (1,881,369)
                                                                        ------------          ------------         ------------
Net cash provided by (used in) investing activities                       (2,728,148)            3,938,503           10,180,124

FINANCING ACTIVITIES

  Borrowings on notes payable                                                     --                    --            4,000,000
  Repayment of notes payable                                              (1,340,919)           (1,313,769)          (4,964,258)
  Proceeds from the exercise of warrants and options                         671,476             3,872,530              667,173
  Proceeds from the issuance of
      common stock and warrants in private placement                      13,744,895            10,009,556                   --
                                                                        ------------          ------------         ------------
Net cash provided by (used in) financing activities                       13,075,452            12,568,317             (297,085)
                                                                        ------------          ------------         ------------
Net increase (decrease) in cash and cash equivalents                      (3,317,781)            2,520,852           (6,656,287)
Cash and cash equivalents at beginning of year                             4,497,879             1,977,027            8,633,314
                                                                        ------------          ------------         ------------
Cash and cash equivalents at end of year                               $   1,180,098         $   4,497,879        $   1,977,027
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

     The Company's revenue from SBIR research and development contracts and grants amounted to $101,098 in 1999, $255,000 in 1998, and $333,000 in 1997.

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

     Approximately 6% in 1999, 6% in 1998 and 12% in 1997 of the Company's total revenues were generated from U.S. government contracts, subcontracts, and SBIR grants.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company grants credit to customers based on evaluations of their financial condition, generally without requiring collateral. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company's customer base. However, the credit risk is reduced through the Company's efforts to monitor its exposure for credit losses and maintain allowances for anticipated losses. One customer accounted for approximately 15% of the Company's sales for the years ended October 31, 1999, 1998 and 1997.

RESEARCH AND DEVELOPMENT Research and development costs are charged to operations as incurred and include contract and grant-related costs of $464,000 in 1999, $446,000 in 1998 and $509,000 in 1997 .

ADVERTISING COSTS All advertising costs are expensed when incurred. Advertising costs expensed for the years ended October 31, 1999, 1998 and 1997 approximated $1,650,000, $1,765,000 and $1,198,000, respectively.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company considers the recorded cost of its financial assets and liabilities, which consists primarily of cash and cash equivalents, short-term investments and marketable securities, accounts receivable, accounts payable and long-term debt, to approximate the fair value of the respective assets and liabilities at October 31, 1999.

STOCK-BASED COMPENSATION The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25, but will disclose the pro forma effects on net income (loss) as if the fair value of the options had been expensed. See Note 9 of Notes to Financial Statements for further information.

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

     Interest paid by the Company amounted to approximately $408,000 in 1999, $349,000 in 1998 and $689,000 in 1997. For the years ended October 31, 1999,
1998 and 1997 the Company paid no income taxes.

RECLASSIFICATION Certain amounts in the prior years' financial statements have been reclassified to conform to the 1999 presentation.

3.  SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at fair value, with material unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. Available-for-sale securities consisted of U.S. government obligations totaling $15,178,152 and $13,146,950 for the years ended October 31, 1999 and 1998, respectively. At October 31, 1999 and 1998, the estimated fair value of these securities approximated cost.

4. INVENTORIES

Inventories consisted of the following:

                                        October 31,
                                   1999              1998
------------------------------------------------------------
Finished products                $2,206,051       $1,406,053
Work in process                   2,683,477        3,343,911
Raw materials                       326,737          252,026
                                -----------      -----------
                                 $5,216,265       $5,001,990
                                ===========      ===========


5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                         October 31,
                                   1999              1998
------------------------------------------------------------
Land                           $    149,860     $    149,860
Building and improvements         1,742,123        1,742,123
Machinery and equipment          18,847,913       18,220,885
Furniture and fixtures              734,360          664,442
Leasehold improvements              396,986          396,986
                                -----------      -----------
                                 21,871,242       21,174,296
Less accumulated depreciation
  and amortization                6,402,406        4,941,247
                                -----------      -----------
                               $ 15,468,836     $ 16,233,049
                                ===========      ===========

     Depreciation expense amounted to $1,461,000, $1,369,000 and $1,201,000 for the years ended October 31, 1999, 1998 and 1997, respectively.

6. NOTES PAYABLE

In March 1997, the Company entered into a four-year term loan in the amount of $4,000,000 to refinance the debt associated with the purchase of its fermentation facility located in Winchester, Kentucky. The term loan bears interest at a rate of 8.61% and, as of October 31, 1999, the outstanding balance was $1,538,000. The loan is collateralized solely by the fermentation plant.

     In June 1996, the Company entered into a four-year term loan in the amount of $1,540,000, bearing interest at the rate of 9.02% to finance a portion of the construction of its oil processing facility in Winchester, Kentucky. As of October 31, 1999 the outstanding balance was $413,000. This loan is collateralized by the equipment purchased with the proceeds.

     Future minimum payments on the Company's term loans at October 31, 1999 were as follows:

                       2000    $1,479,333
                       2001       471,907
                               ----------
                               $1,951,240
                               ==========

7. COMMITMENTS

FACILITIES LEASES The Company leases its premises under an operating lease agreement which expires in November 2004. The terms of the lease call for annual rent escalations of 3%. The Company has an option to extend the lease for five additional years at 95% of the then prevailing fair rental value. Rent expense was approximately $371,577 in 1999, $329,000 in 1998 and $311,000 in
1997. Future minimum lease payments under the lease, assuming the Company will not exercise any additional cancellation or expansion rights it has under the lease, at October 31, 1999, were as follows:

                       2000    $  403,000
                       2001       416,000
                       2002       429,000
                       2003       441,000
             2004 and after       455,000
                               ----------
                               $2,144,000
                               ==========

SCIENTIFIC RESEARCH COLLABORATIONS The Company has entered into various collaborative research and license agreements. Under the agreements, the Company is required to fund research or to collaborate on the development of potential products. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations.

SBIR GRANTS The Company had commitments at October 31, 1999 to fund up to $1.5 million of Phase III SBIR technology commercialization expenses, provided the technology under existing Phase II SBIR grants yields commercial opportunities favorable to the Company.

     Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 1999, would not have a material effect on the financial statements.

LOAN COVENANTS The Company is required to meet certain covenants in relation to its outstanding term loans. These covenants, which outline minimum cash, current ratio and net worth requirements, have been met by the Company at October 31, 1999.

OTHER The Company was not a party to any material legal proceedings.

8. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. Potentially refundable license fees are recorded as unearned revenue and are not recognized as revenue until the earnings process is complete and amounts are not subject to refund. In 1998, the Company recognized a license fee of $1,125,000 associated with a pre-1998 arrangement. Certain agreements include royalty payments, which are based upon a percentage of product sales. Royalties in the amount of $394,000, $391,000 and $28,000 were earned in the years ended October 31, 1999, 1998 and 1997, respectively.

9. CAPITAL ACCOUNTS

PRIVATE PLACEMENT OF COMMON STOCK On April 27, 1998, 655,563 shares of the Company's common stock and warrants to purchase 196,670 shares of common stock were issued in a private placement resulting in net proceeds to the Company of approximately $10 million. The warrants are exercisable for a period of three years from the date of issuance at a price of $18.76. The investors have also agreed to a two-year funding commitment to provide up to an additional $10.25 million in financing in the form of common stock and warrants. This commitment, which expires on April 27, 2000, can be drawn upon at the discretion of the Company, subject to certain conditions, which includes the stock price being within twenty percent of the initial issuance price of $15.63. In consideration for the additional $10.25 million two-year funding commitment, the Company issued warrants to purchase up to 51,250 shares of common stock on April 27, 1999 at $7.51 per share and is obligated to again issue warrants to purchase up to 51,250 shares of common stock at the end of year two if the Company does not utilize the additional funding by such date. The cost associated with the additional warrants has been calculated using the Black-Scholes option pricing model and is included in interest expense for the year ended October 31, 1999.

     On May 28, 1999, 1,528,935 shares of the Company's common stock, and warrants to purchase 458,679 shares of common stock were issued in a private placement, resulting in net proceeds to the Company of approximately $13.7 million. The stock was issued at a thirty-day average trading price of $9.03 per share. The warrants are exercisable for a period of three years from date of issuance at $10.84 per share.

STOCK OPTION PLAN Options to purchase common stock under the Company's stock option plan ("Option Plan") are granted at prices as determined by the Board of Directors, but shall not be less than the fair market value of the Company's common stock on the date of grant. The options are qualified and nonqualified and generally vest over a period of up to five years. The exercise dates and expiration of options (up to a maximum of ten years from the date of grant) are determined by the Company's Board of Directors.

     Details of shares under option were as follows:

                                                          Weighted
                                Number of      Option      Average
                                 Shares     Price/Share  Price/Share
-------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996    1,479,959    $1.50-$34.25   $11.08
Granted                          586,900   $12.88-$25.00   $16.76
Exercised                       (281,409)   $1.50-$18.00    $2.37
Forfeited                        (28,170)   $8.00-$34.25   $16.01
                              ----------   -------------  --------
BALANCE AT OCTOBER 31, 1997    1,757,280    $2.00-$34.25   $14.29
Granted                          340,750    $8.63-$15.50   $13.07
Exercised                       (195,785)   $2.00-$13.50    $2.78
Forfeited                       (129,375)   $2.00-$34.25   $19.97
                              ----------   -------------  --------
BALANCE AT OCTOBER 31, 1998    1,772,870    $8.00-$34.25   $14.90
Granted                          859,450    $6.25-$9.625    $6.75
Exercised                        (83,860)   $8.00-$9.875    $8.01
Forfeited                       (380,400)   $6.25-$34.25    $9.60
                              ----------   -------------  --------
BALANCE AT OCTOBER 31, 1999    2,168,060    $6.25-$34.25   $13.16

     At October 31, 1999, 1,099,400 options were exercisable at a weighted average exercise price of $14.99 per share, and a total of 596,500 shares of common stock were available for future grants under the Option Plan. The weighted average contractual life for all options outstanding under the Option Plan at October 31, 1999 was 7.9 years.

     Detailed information on the options outstanding on October 31, 1999 by price range are set forth below:

                                     Weighted
                          Weighted    Average                 Weighted
                           Average   Remaining                 Average
     Price      Options   Exercise  Contractual    Shares     Exercise
     Range    Outstanding   Price      Life      Exercisable    Price
-------------------------------------------------------------------------
  $6.25-9.88  1,024,510     $7.20      8.74         360,260     $7.70
$10.25-14.44    581,350    $12.65      7.36         398,030    $12.44
$15.50-25.50    375,500    $18.72      7.42         200,690    $18.88
$32.88-34.25    186,700    $33.08      6.40         140,420    $33.04
              ---------                           ---------
              2,168,060                           1,099,400
              =========                           =========

DIRECTORS' STOCK OPTION PLAN In 1994, the Company established a Directors' Stock Option Plan ("Directors' Plan"). The Directors' Plan provided for the award of stock options to nonemployee directors. At October 31, 1999, 140,800 options were outstanding and no additional options were available for future grant under the Directors' Plan. The weighted average contractual life for all options outstanding under the Directors' Plan at October 31, 1999 was 6.8 years. No awards were made under the Director's Plan after 1998. During 1999, Directors of the Company received option grants under the Company's Option Plan.

PRO FORMA DISCLOSURE The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The effects of applying SFAS No. 123 on 1999 and 1998 pro forma net loss and per share calculations as stated below are not necessarily representative of effects on reported net income and earnings per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Had compensation expense for the Company's stock option incentive plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss in 1999, 1998 and 1997 would have been approximately $18.9 million, $17.2 million and $17.7 million, or $1.22, $1.20 and $1.31 per share, respectively. The weighted average fair value of the options granted during 1999 is estimated at $5.91 per share for options whose exercise price equals fair market value on the date of the grant, using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 87.5%, risk-free interest rate of 5.5% and average expected life of approximately 7 years.

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

10. INCOME TAXES

At October 31, 1999, the Company had net operating loss carryforwards of approximately $88,272,000 for income tax reporting purposes that expire in years 2000 through 2019.

     Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The Company has had significant ownership changes over the past six years, including an initial public offering of its common stock in December 1993 and a follow-on offering of its stock in October 1995, which may have caused these limitations to apply. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting. The Company's total net deferred tax assets, which resulted primarily from net operating losses, were $35,309,000 and $29,889,000 at October 31, 1999 and 1998,
respectively. Because of the uncertainty with the ultimate realization of these net deferred tax assets, they were fully reserved for by a valuation allowance at October 31, 1999 and 1998.

11. EMPLOYEE 401(k) PLAN

The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 1999, the Company had not contributed to the plan.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
MARTEK BIOSCIENCES CORPORATION

We have audited the accompanying balance sheets of Martek Biosciences Corporation as of October 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martek Biosciences Corporation at October 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States.

McLean, Virginia
December 14, 1999

                                                           /s/ Ernst & Young LLP

BOARD OF DIRECTORS

Henry Linsert, Jr.
Chairman and Chief Executive Officer

Richard J. Radmer, Ph.D.
President and Chief Scientific Officer

Jules Blake, Ph.D.
Former Vice President, Corporate
     Scientific Affairs of Colgate-Palmolive Co.

Ann L. Johnson, M.D.
Mills Peninsula Hospital
     Psychiatrist/Psychopharmacologist

Gordon S. Macklin
Former Chairman of Hambrecht & Quist Group
Former President of the
     National Association of Securities Dealers, Inc.

Douglas J. MacMaster, Jr.
Former Senior Vice President of Merck & Co., Inc.

John H. Mahar
President of Hillside Management

Sandra Panem, Ph.D.
Former President of Vector Fund Management, L.P.

Eugene H. Rotberg
Former Executive Vice President of
     Merrill Lynch & Co. and Treasurer of World Bank

William D. Smart
Former President of Ross Laboratories and
     Corporate Vice President of Abbott Laboratories

EXECUTIVE OFFICERS

Henry Linsert, Jr.
Chairman and Chief Executive Officer

Richard J. Radmer, Ph.D.
President and Chief Scientific Officer

Peter L. Buzy
Chief Financial Officer and Treasurer

Steve Dubin
Senior Vice President, Business Development,
     General Counsel and Secretary

Thomas C. Fisher
Senior Vice President, Operations

Jerome C. Keller
Senior Vice President, Sales and Marketing

David J. Kyle, Ph.D.
Senior Vice President, Research and Development

CORPORATE INFORMATION

HEADQUARTERS
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
410.740.0081

LEGAL COUNSEL
Hogan & Hartson L.L.P.
Baltimore, Maryland

INDEPENDENT AUDITORS
Ernst & Young LLP
McLean, Virginia

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

STOCK DESCRIPTION AND FORM 10-K

The Company's common stock commenced trading on the NASDAQ National Market System under the symbol MATK on November 23, 1993. Prior to that date, there was no established market for the Company's common stock. As of December 31, 1999, there were approximately 189 holders of record of the Company's common stock. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's common stock as reported by NASDAQ:

PRICE RANGE OF COMMON STOCK

Fiscal 1998                               High       Low
--------------------------------------------------------------
November 1, 1997 - January 31, 1998       $12        $ 7 1/2
February 1, 1998 - April 30, 1998         $18 3/4    $ 9 1/2
May 1, 1998 - July 31, 1998               $16 1/4    $ 8
August 1, 1998 - October 31, 1998         $13 5/8    $ 5 3/8

Fiscal 1999                               High       Low
--------------------------------------------------------------
November 1, 1998 - January 31, 1999       $ 8 7/8    $ 7 3/16
February 1, 1999 - April 30, 1999         $ 8        $ 5 1/2
May 1, 1999 - July 31, 1999               $10 5/8    $ 8 1/8
August 1, 1999 - October 31, 1999         $10 7/16   $ 5 5/8

SHAREHOLDERS MAY OBTAIN, AT NO CHARGE, A COPY OF MARTEK BIOSCIENCES CORPORATION'S 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BY WRITING TO:

INVESTOR RELATIONS
MARTEK BIOSCIENCES CORPORATION
6480 DOBBIN ROAD
COLUMBIA, MD 21045

20