Form 10-K405, Exhibit 13
period 2000-10-31
MARTEK BIOSCIENCES CORP
filed 2001-01-29
CIK 892025

--------------------------------------------------------------------------------


MARTEK BIOSCIENCES CORPORATION
SELECTED FINANCIAL DATA

                                                                 Year Ended October 31,
                                             ----------------------------------------------------------
In thousands except per share data              2000         1999        1998         1997        1996
-------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
Revenues
  Product sales and royalties                $  8,726   $   5,744    $   5,241   $   3,594    $     944
  Research and development contracts and
  grants                                          879         383          484         530          769
  License fees and other revenues                  72           6        1,165         293        2,244
                                             --------    --------     --------    --------     --------
  Total revenues                                9,677       6,133        6,890       4,417        3,957

Costs and expenses
  Cost of product sales and royalties           7,092       4,209        3,856       2,697          539
  Research and development                     12,517      10,309        9,787      11,051       10,294
  Selling, general and administrative           6,942       6,822        7,360       7,415        4,134
                                             --------    --------     --------    --------     --------
  Total costs and expenses                     26,551      21,340       21,003      21,163       14,967
                                             --------    --------     --------    --------     --------
  Loss from operations                        (16,874)    (15,207)     (14,113)    (16,746)     (11,010)
  Other income, net                             1,147         359          652       1,349        2,096
                                             --------    --------     --------    --------     --------
  Net loss                                   $(15,727)   $(14,848)    $(13,461)   $(15,397)    $ (8,914)
                                             ========    ========     ========    ========     ========
  Net loss per share, basic and diluted      $   (.91)   $   (.95)    $   (.94)   $  (1.14)    $   (.67)
                                             ========    ========     ========    ========     ========
  Weighted average common shares
   outstanding                                 17,335      15,581       14,330      13,559       13,281
                                             ========    ========     ========    ========     ========




                                                                     October 31,
                                          ------------------------------------------------------------------
                                                 2000        1999         1998        1997         1996
------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND OTHER DATA
Cash, cash equivalents, short-term
  investments and marketable securities      $ 19,264    $ 16,331     $ 17,657    $ 20,674     $ 39,392
Working capital                                21,266      20,162       21,011      21,988       35,306
Total assets                                   45,442      39,145       40,747      41,340       57,123
Long-term debt                                     --         472        1,951       3,292        1,199
Accumulated deficit                           (89,625)    (73,898)     (59,049)    (45,588)     (30,191)
Total stockholders' equity                     35,455      35,172       35,294      34,686       49,417
Cash dividends declared--common stock              --          --           --          --           --



6   ----------------------------------------------------------------------------

--------------------------------------------------------------------------------

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


      IN 1998 THE SEC ADOPTED NEW RULES REQUIRING PUBLIC COMPANIES LIKE MARTEK TO WRITE CERTAIN DOCUMENTS IN PLAIN ENGLISH. EVEN THOUGH THE SEC DOES NOT REQUIRE US TO PRESENT OUR MANAGEMENT'S DISCUSSION AND ANALYSIS IN PLAIN ENGLISH, WE HAVE DECIDED TO DO SO. OUR GOAL IS TO DESCRIBE AND ANALYZE OUR FINANCIAL STATEMENTS IN LANGUAGE THAT ALLOWS YOU TO UNDERSTAND THEM MORE EASILY.

CAUTIONARY NOTE

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations, including, among other things, statements concerning our:

   - expectations regarding future product introductions, distribution, sales, applications and potential marketing partnerships;

   - expectations regarding sales and royalties by and from our formula licensees;

   - expectations regarding FDA approval of our oils for inclusion in U.S. infant formula;

   - expectations regarding future efficiencies in manufacturing processes and the cost of production of our nutritional oils;

   - expectations regarding future research and development costs; and

   - expectations regarding additional capital expenditures needed in relation to our fermentation and oil processing activities.

   Forward-looking statements include those statements containing words such as:

   - "will,"

   - "should,"

   - "could,"

   - "anticipate,"

   - "believe,"

   - "plan,"

   - "estimate,"

   - "expect,"

   - "intend," and other similar expressions.

   All of these forward-looking statements involve risks and uncertainties.
They are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss the risks that could cause such differences in this report as well as in our various filings with the Securities and Exchange Commission ("SEC").

GENERAL

Martek Biosciences Corporation ("we," "Martek" or "the Company") was founded in 1985. We are leaders in the development and commercialization of products derived from microalgae. Our leading products are nutritional oils used as ingredients in infant formula and foods, and as ingredients in, and encapsulated for use as, dietary supplements. Our nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants, and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked with a variety of health risks, including cardiovascular problems, cancer, and various neurological and visual disorders. Additional applications of our patented technology based upon microalgae include our algal genomics technology and our currently marketed stable isotope and fluorescent detection products and technologies that can be used by researchers as an aid in drug discovery and diagnostics. In 1989, we began to realize revenues from sales of our stable isotope products. In 1992, we realized our first revenues from license fees related to our nutritional oils containing DHA and ARA and sales of sample quantities of these oils. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing these oils, and in 1996, we began to realize revenues from the sale of Neuromins(R), a DHA dietary supplement. In 1998, we first realized revenues from the sale of our new phycobilisome fluorescent detection products. We currently have license agreements with seven infant formula manufacturers representing over 60% of the estimated $6 billion worldwide market for infant formula. Five of these licensees are now marketing term infant formula products containing our oils in fourteen countries and pre-term infant formula products containing our oils in over 70 countries around the world.

   We have incurred losses in each year since our inception. At October 31, 2000, our accumulated deficit was $89,625,000. We expect to continue our development, production optimization and product marketing activities and as a result, expect our losses to continue for at least the next year, or until significant sales of our nutritional oils and Neuromins(R) DHA products occur and/or until significant royalties from sales of infant formula products containing our oils are recognized. In addition, we expect to continue to experience quarter-to-quarter and year-to-year fluctuations in revenues, expenses and losses, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. The extent and timing of future oils-related revenues are largely dependent upon:

   - FDA and other regulatory approvals for products containing our oils;

   - market introductions of products by our licensees; and/or

-----------------------------------------------------------------------------  7

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   - agreements with other future third-party collaborators. Because of this, the timing or likelihood of future profitability is largely dependent on factors over which we have no control.

MANAGEMENT OUTLOOK AND REGULATORY ISSUES

We believe that while quarterly results may show fluctuations in product sales, the outlook for future revenue growth remains positive and that fiscal 2001 sales will surpass prior year levels. Specifically, we believe that for fiscal 2001 as a whole, term infant formulas containing our oils will be introduced in additional countries and sales and royalties from our nutritional oils will continue to grow.

   Five of our infant formula licensees have obtained the regulatory approval, where required, to sell infant formula supplemented with our oils in over 70 countries for term or pre-term infant formula products. No company has yet launched an infant formula containing our oils in the United States.

   We believe that our DHA and ARA are GRAS when used as ingredients in infant formulas and, as such, are exempt from the pre-market approval requirements for food additives. In February 2000, we filed a GRAS Notification with the FDA for the use of our DHA and ARA in infant formula. We believe that the FDA review of the GRAS Notification should ultimately have a favorable outcome, but this review likely will not be completed for at least another three to six months. In addition, each of our licensees must file an infant formula pre-market notification and meet the statutory and regulatory requirements established for such notifications before launching an infant formula in the United States that contains our oils. There can be no assurance that:

   - the FDA will take the position that DHA and ARA are GRAS ingredients and, therefore, exempt from the definition of food additives;

   - the FDA will complete its review of the GRAS Notification in the next three to six months;

   - a licensee will pursue the necessary regulatory steps to market an infant formula containing our DHA and ARA in the U.S.;

   - a licensee's infant formula pre-market notification will provide sufficient data to support the marketing of an infant formula containing our DHA and ARA; or

   - the regulatory process will not involve significantly longer delays that may materially and adversely affect the timing and introduction of infant formulas containing our products.

   Notwithstanding this continued uncertainty in the U.S. regulatory picture, we anticipate that during the next twelve months, infant formula products containing our oils will continue to be introduced in various countries around the world and overall product sales, including sales from infant formula related products, will increase over the prior year.

RESULTS OF OPERATIONS

REVENUES Our revenues decreased from $6,890,000 in 1998 to $6,133,000 in 1999, a decrease of 11%, mainly due to the non-recurrence of a $1,125,000 license fee which was recognized in 1998. In 2000, our revenues increased to $9,677,000, or 58% over 1999, primarily due to increased nutritional product sales and royalties.

   Our total product sales and royalties increased $503,000 in 1999 over 1998, and increased an additional $2,982,000 or 52%, in 2000 over 1999. Our sales of nutritional products increased by $381,000 or 14% in 1999 over 1998 and increased an additional $2,780,000 or 88% in 2000. Our royalties on sales of infant formula products increased from $391,000 in 1998 to $394,000 in 1999, an increase of 1%, and increased to $948,000, or 141%, in 2000. The increase in our nutritional product sales and royalties is primarily due to increased sales of oil to infant formula licensees. Our licensees launched premium term infant formulas with our oils in seven additional countries in 2000, including Mexico and China. We are optimistic that as market acceptance of these products grows, more term infant formula launches will occur in additional countries around the world.

   Our sales of stable isotopes and other products increased $119,000, or 6% in 1999 over 1998 and decreased by $352,000, or 16% in 2000 compared to 1999. The decrease in 2000 is primarily due a change in our focus to higher margin isotopes, de-emphasizing sales of low margin reagent products in markets where prices have declined due to strong competition.

   Our revenues from research and development work decreased from $484,000 in 1998 to $383,000 in 1999, a decrease of 21%, and increased to $879,000 in 2000, an increase of 129% compared to 1999. The decrease in 1999 was due to fewer grants outstanding under which we are receiving funding. In 2000, our research and development revenues increased primarily as a result of approximately $650,000 in revenues from a third-party development project during the second and third quarter at our Winchester plant.

   Our revenues from license fees and other sources decreased $1,159,000 in 1999 compared to 1998, mainly due to the non-recurrence of a license fee of $1,125,000 that was recognized in 1998, and increased $66,000 in 2000 over 1999 due primarily to license fees recognized from our license agreement with Abbott Laboratories, which was entered into on March 31, 2000.

COST OF PRODUCT SALES AND ROYALTIES Our cost of product sales and royalties decreased to 73% of product sales and royalties in 1999, down from 74% in 1998, and increased to 81% in 2000. These fluctuations are primarily due to the mix of sales. Our cost of sales will increase when there is a higher percentage of sales to infant formula licensees where future royalties will be received. Under these royalty-bearing arrangements we sell product to our licensees at a low initial transfer price, and there is an approximate three-to-four-month delay after this initial sale of oil until royalties are received and recognized as revenue. This creates a significantly higher cost of goods sold as a percentage of revenues from product sales and royalties than

8   ----------------------------------------------------------------------------
would be the case if we were to incorporate these royalties into the product price and recognize the revenue at the time we initially sell product. We are currently in the process of offering all of our infant formula licensees an all-inclusive flat price for bulk oil, which would incorporate a slightly discounted royalty up-front into our sales price. The overall economics of an all-inclusive price closely match those of our existing royalty bearing arrangements; however, the all-inclusive flat price eliminates margin fluctuations that result from the delayed impact of royalty revenues. Had all of our sales to licensees during 2000 been made using all-inclusive pricing, our revenues would have been approximately $1,900,000 higher, resulting in a cost of product sales and royalties of approximately 73% of revenues from product sales and royalties.

      Our high cost of product sales and royalties reflects the fact that our current inventory was manufactured during a period when we had not yet realized production efficiencies due to the low volume of production and because we have not yet optimized our production process. We believe that, in the future, as our sales volumes increase and manufacturing efficiencies and economies of scale are realized, our costs to produce DHA-rich oils and our costs to purchase ARA-rich oils from our third-party supplier will decrease, resulting in a positive impact on our gross profit margins.

RESEARCH AND DEVELOPMENT Our research and development costs increased by $522,000, or 5%, in 1999 and further increased $2,208,000 or 21% in 2000. The majority of these increases relate to the continuing refinement of our fermentation and oil extraction processes and other R&D efforts related to production of our oils at our Winchester plant. In addition, our research and development costs for 2000 were impacted by approximately $420,000 of expenses incurred relating to a third-party development project at our Winchester plant during the second and third quarters. We believe that as sales volumes increase and production optimization occurs, our development costs at our Winchester plant will decrease, reducing our overall R&D expenditures.

SELLING, GENERAL AND ADMINISTRATIVE Our selling, general and administrative expenses decreased by $538,000, or 7%, in 1999 compared to 1998, and increased by $120,000 or 2%, in 2000 compared to 1999. These fluctuations are mainly due to the timing of our various corporate administrative expenditures and sales and marketing activities.

OTHER INCOME, NET Our net income from other sources decreased from $652,000 in 1998 to $359,000 in 1999, and increased to $1,147,000 in 2000. These fluctuations are primarily due to the amount of interest earned on our investments, which increased in 2000 due to our high average balance of cash and short-term investments compared to prior years. We were able to maintain a high level of interest-bearing investments in 2000 as a result of cash raised in our February 2000 private placement as well as cash we received during the year from warrant and option exercises.

NET LOSS As a result of the foregoing, our net loss increased from $13,461,000 in 1998 to $14,848,000 in 1999, an increase of 10%, and increased to $15,727,000 in 2000, an increase of 6% over 1999.

RECENTLY ISSUED ACCOUNTING GUIDANCE In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to recognize all derivative financial instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. This Statement is effective for fiscal years beginning after June 15, 2000. Adoption of this standard is not expected to have a significant impact on our financial position, results of operations, cash flows, or the presentation of our disclosures.

      In December 1999, the Staff of the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements, including recognition of non-refundable license fees received upon entering into licensing arrangements. Adoption of SAB 101 has not had a material impact on our revenue recognition policies or on prior revenue generating transactions, and will not have a material impact on our future financial position, cash flows or results of operations.

COLLABORATIVE AND LICENSING AGREEMENTS

We have entered into licensing agreements with seven infant formula manufacturers, including Abbott Laboratories, Mead Johnson & Company (a subsidiary of Bristol-Myers Squibb Company), American Home Products (Wyeth-Ayerst division), Numico, Maabarot and Novartis, that together comprise over 85% of the U.S. and 60% of the worldwide infant formula markets. We have contractually agreed not to disclose the name of our seventh licensee, an infant formula manufacturer with less than 3% of the worldwide market who has yet to purchase any products from us. Under all of these agreements, we received up-front license fees, will receive a transfer price on sales of our oils to our licensees and will receive ongoing royalties based on our licensees' sales of infant formula products containing our oils. The agreements have terms exceeding 20 years, contain no future funding commitments on our part or that of our licensees, and may be terminated by our licensees upon proper notification. We recognized royalty revenues relating to our license agreements of $948,000 in 2000, $394,000 in 1999, and $391,000 in 1998.

      Pursuant to our most recent license agreement with Abbott Laboratories entered into on March 31, 2000, we received total consideration of $4.5 million, which represents license fees and royalty prepayments. We recorded these non-refundable payments as unearned revenue at October 31, 2000, and will recognize the license fees as revenue on a straight-line basis over the twenty-five-year term of the agreement. We will recognize the non-refundable royalty prepayment, as well as potential ongoing royalties, as revenue when products are introduced by

----------------------------------------------------------------------------   9

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Abbott in accordance with the terms of the agreement. The license agreement may be terminated by Abbott upon proper notification subsequent to the first anniversary of the date upon which Abbott has made all payments to us in accordance with the agreement. We recognized approximately $70,000 in license fee revenue and no royalty revenues from this agreement during fiscal year 2000.

MANUFACTURING, SUPPLY AND PURCHASE AGREEMENTS

In January, 1997, we entered into an agreement with DSM Food Specialties ("DSM," formerly Royal Gist-Brocades B.V.) under which they became our exclusive contract supplier for nutritional oils containing ARA. DSM is a multi-billion dollar international group of companies that is active worldwide in the fields of life science, product performance materials and chemicals. At October 31, 2000 we had outstanding inventory purchase commitments to DSM totaling approximately $4 million. During DSM's production start-up period, when our purchases of ARA-rich oils were relatively low, our agreement with them provided for maximum sales-price levels to us. Depending on the value of oil that we purchase from them in future periods, our cost of ARA should decrease, provided that they recover approximately $1-$2 million in certain start-up and development costs that they incurred in 1997 through 1999.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily from:

   - the issuance and sale of equity securities;

   - product sales and receipt of license fees;

   - the exercise of stock options and warrants;

   - debt financing; and

   - revenues received under research and development contracts and grants.

   Since our inception, we have raised approximately $125 million from public and private sales of our equity securities, as well as option and warrant exercises. We raised approximately $13.8 million in a private placement of stock in May, 1999 and $10.25 million in February, 2000 related to a 1998 equity funding commitment.

   Through October 31, 2000, we have incurred an accumulated deficit of $89,625,000. Our balance of cash and cash equivalents at October 31, 2000 was $2,682,000. In addition, at October 31, 2000, we had $16,582,000 in short-term investments and marketable securities. These investments and securities, which consist of U.S. Government securities with average maturities of less than six months, are available to meet our future cash needs. Our cash, cash equivalents, short-term investments and marketable securities increased $2,933,000 in 2000, primarily due to the funds received from the private placement of our common stock and warrants in February 2000.

   In the future we will require substantial additional funds to:

   - continue our research and development programs;

   - conduct pre-clinical and clinical studies;

   - maintain compliance with our loan covenants; and

   - commercialize our nutritional oils, Neuromins(R) DHA, and our other products under development.

   The ultimate amount of funding that we will require will depend, in part, on whether we seek independently, or with other parties through collaborative agreements, to develop, manufacture and market our products. Our capital requirements will depend, among other things, on one or more of the following factors:

   - growth in our infant formula and nutritional product sales;

   - the extent and progress of our research and development programs;

   - the progress of pre-clinical and clinical studies;

   - the time and costs of obtaining regulatory clearances for our products that are subject to such clearances;

   - the costs involved in filing, protecting and enforcing patent claims;

   - competing technological and market developments;

   - the cost of capital expenditures at our manufacturing facilities;

   - the cost of acquiring additional and/or operating existing manufacturing facilities for our various products and potential products (depending on which products we decide to manufacture and continue to manufacture ourselves); and

   - the costs of marketing and commercializing our products.

   The continued development and optimization of our production facility has had, and will continue to have, a material effect upon our liquidity and capital resources. We expect additional plant modifications costing at least $1.5 million in fiscal 2001. Plant expenditures beyond 2001 will depend in part on our production capacity needs, and the extent of development and implementation of process improvements.

   We believe that our existing capital resources will provide us adequate capital for at least the next 12 months. However, we believe that additional funds will be needed in the longer term to continue our research and development, manufacturing and marketing efforts. We intend to seek additional funding through:

   - equity issuances;

   - asset-based borrowing;

   - product sales and license fee arrangements;

   - additional lease financing;

   - collaborative arrangements with partners; and/or

   - commercial and government research and development contracts and grants.

   We can offer no assurance that such financing alternatives will be available to us on terms that would be acceptable, if at all.

10   ---------------------------------------------------------------------------

MARTEK BIOSCIENCES CORPORATION BALANCE SHEETS

                                                                                        October 31,
                                                                        --------------------------------------
                                                                                2000               1999
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                $  2,682,013       $  1,180,098
  Short-term investments and marketable securities (Note 3)                  16,581,699         15,151,210
  Accounts receivable                                                         2,520,148          1,646,148
  Inventories (Note 4)                                                        5,125,872          5,216,265
  Other current assets                                                        1,883,321            470,728
                                                                           ------------       ------------
Total current assets                                                         28,793,053         23,664,449
Property, plant and equipment, net (Note 5)                                  16,146,306         15,468,836
Other assets, net                                                               502,747             12,044
                                                                           ------------       ------------
                                                                           $ 45,442,106       $ 39,145,329
                                                                           ============       ============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                         $    948,505       $    693,464

  Accrued liabilities                                                         3,979,244          1,328,950
  Current portion of notes payable (Note 6)                                     471,907          1,479,333
  Current portion of unearned revenue (Note 8)                                2,127,571                 --
                                                                           ------------       ------------
Total current liabilities                                                     7,527,227          3,501,747
Long-term portion of notes payable (Note 6)                                          --            471,907
Long-term portion of unearned revenue (Note 8)                                2,460,209                 --
Commitments (Note 7)

Stockholders' equity (Note 9)
  Preferred stock, $.01 par value; 4,700,000 shares authorized;
       none issued or outstanding                                                    --                 --
  Series A junior participating preferred stock, $.01 par value;
    300,000 shares authorized; none issued or outstanding                            --                 --
  Common stock, $.10 par value; 30,000,000 shares authorized;
    17,806,079 and 16,492,229 shares issued and outstanding at
       October 31, 2000 and 1999, respectively                                1,780,608          1,649,223
  Additional paid-in capital                                                123,474,556        107,446,950
  Deferred compensation                                                        (173,156)                --
  Accumulated other comprehensive loss (Note 3)                                  (2,388)           (26,942)
  Accumulated deficit                                                       (89,624,950)       (73,897,556)
                                                                           ------------       ------------
  Total stockholders' equity                                                 35,454,670         35,171,675
                                                                           ------------       ------------
                                                                           $ 45,442,106       $ 39,145,329
                                                                           ============       ============


See accompanying notes.

---------------------------------------------------------------------------   11

--------------------------------------------------------------------------------

MARTEK BIOSCIENCES CORPORATION
STATEMENTS OF OPERATIONS


                                                                          Year ended October 31,
                                                  -------------------------------------------------------------
                                                             2000               1999              1998
---------------------------------------------------------------------------------------------------------------
REVENUES (NOTE 8)
 Product sales and royalties:
   Nutritional product sales                            $   5,923,583     $   3,143,512      $  2,762,844
   Stable isotope and other product sales                   1,854,195         2,206,133         2,086,791
   Royalties                                                  947,851           394,003           391,215
                                                         ------------      ------------      ------------
      Total product sales and royalties                     8,725,629         5,743,648         5,240,850
 Research and development contracts and grants                879,294           383,415           483,948
 License fees and other revenues                               72,050             6,000         1,165,000
                                                         ------------      ------------      ------------
Total revenues                                              9,676,973         6,133,063         6,889,798

COSTS AND EXPENSES
  Cost of product sales and royalties                       7,091,700         4,208,488         3,855,675
  Research and development                                 12,517,063        10,309,452         9,786,829
  Selling, general and administrative                       6,942,383         6,822,440         7,360,019
                                                         ------------      ------------      ------------
Total costs and expenses                                   26,551,146        21,340,380        21,002,523
                                                         ------------      ------------      ------------
Loss from operations                                      (16,874,173)      (15,207,317)      (14,112,725)

OTHER INCOME (EXPENSE)
  Miscellaneous income                                         99,634           132,358            96,021
  Interest income                                           1,240,535           806,238         1,076,587
  Interest expense                                           (193,390)         (579,387)         (521,198)
                                                         ------------      ------------      ------------
                                                            1,146,779           359,209           651,410
                                                         ------------      ------------      ------------
Net loss                                                $ (15,727,394)    $ (14,848,108)    $ (13,461,315)
                                                         ============      ============      ============
Net loss per share, basic and diluted                   $        (.91)    $        (.95)     $       (.94)
                                                         ============      ============      ============
Weighted average common shares outstanding                 17,335,403        15,580,791        14,329,825
                                                         ============      ============      ============

See accompanying notes.

12   ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

MARTEK BIOSCIENCES CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        Additional
                                   Common Stock      Common Stock        Paid-in           Deferred
                                      Shares            Amount           Capital         Compensation
-----------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997         13,673,659        $1,367,366       $ 78,907,450              --
  Issuance of common
    stock and warrants
    in private placement,
    net of issuance costs              655,563            65,556          9,944,000              --
  Exercise of stock options
    and warrants                       550,212            55,021          3,991,809              --
  Net loss                                  --                --                 --              --
  Other comprehensive
    income:
    Unrealized gain
     on investments                         --                --                 --              --

        Comprehensive loss
-----------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998         14,879,434         1,487,943         92,843,259              --
  Issuance of common
    stock and warrants
    in private placement,
    net of issuance costs            1,528,935           152,894         13,592,001              --
  Exercise of stock options
    and other                           83,860             8,386          1,011,690              --
  Net loss                                  --                --                 --              --
  Other comprehensive
     income:
    Unrealized loss
     on investments                         --                --                 --              --

        Comprehensive loss
-----------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1999         16,492,229         1,649,223        107,446,950              --
  Issuance of common
    stock and warrants
    in private placement,
    net of issuance costs              845,652            84,565         10,127,932              --
  Exercise of stock options,
    warrants and other                 468,198            46,820          5,553,804              --
  Deferred compensation
    on stock options                        --                --            345,870        (345,870)
  Amortization of
    deferred compensation                   --                --                 --         172,714
  Net loss                                  --                --                 --              --
  Other comprehensive
     income:
    Unrealized gain
     on investments                         --                --                 --              --

        Comprehensive loss
-----------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 2000         17,806,079        $1,780,608       $123,474,556       $(173,156)
-----------------------------------------------------------------------------------------------------

                                    Accumulated
                                       Other
                                   Comprehensive      Accumulated
                                   Income (Loss)        Deficit              Total
--------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997          $ (1,129)       $(45,588,133)       $ 34,685,554
  Issuance of common
    stock and warrants
    in private placement,
    net of issuance costs                  --                  --          10,009,556
  Exercise of stock options
    and warrants                           --                  --           4,046,830
  Net loss                                 --         (13,461,315)        (13,461,315)
  Other comprehensive
    income:
    Unrealized gain
     on investments                    13,104                  --              13,104
                                                                         ------------
        Comprehensive loss                                                (13,448,211)
--------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998            11,975         (59,049,448)         35,293,729
  Issuance of common
    stock and warrants
    in private placement,
    net of issuance costs                  --                  --          13,744,895
  Exercise of stock options
    and other                              --                  --           1,020,076
  Net loss                                 --         (14,848,108)        (14,848,108)
  Other comprehensive
     income:
    Unrealized loss
     on investments                   (38,917)                 --             (38,917)
                                                                         ------------
        Comprehensive loss                                                (14,887,025)
--------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1999           (26,942)        (73,897,556)         35,171,675
  Issuance of common
    stock and warrants
    in private placement,
    net of issuance costs                  --                  --          10,212,497
  Exercise of stock options,
    warrants and other                     --                  --           5,600,624
  Deferred compensation
    on stock options                       --                  --                  --
  Amortization of
    deferred compensation                  --                  --             172,714
  Net loss                                 --         (15,727,394)        (15,727,394)
  Other comprehensive
     income:
    Unrealized gain
     on investments                    24,554                  --              24,554
                                                                         ------------
        Comprehensive loss                                                (15,702,840)
--------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 2000          $ (2,388)       $(89,624,950)       $ 35,454,670
--------------------------------------------------------------------------------------

See accompanying notes.


---------------------------------------------------------------------------   13

--------------------------------------------------------------------------------

MARTEK BIOSCIENCES CORPORATION
STATEMENTS OF CASH FLOWS

                                                                          Year ended October 31,
                                                           -----------------------------------------------------
                                                               2000                 1999                1998
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                                 $(15,727,394)       $(14,848,108)       $(13,461,315)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Depreciation and amortization                             1,558,571           1,461,159           1,368,789
    Other non-cash items                                        434,169             348,600             174,300
    Changes in operating assets and liabilities:
      Accounts receivable                                      (874,000)           (309,880)           (155,577)
      Inventories                                                90,393            (214,275)         (2,096,538)
      Other assets                                           (1,910,233)             36,601              71,733
      Accounts payable                                          255,041              97,820            (412,463)
      Accrued liabilities                                     2,650,294            (237,002)            525,103
      Unearned revenue                                        4,587,780                  --                  --
                                                           ------------        ------------        ------------
Net cash used in operating activities                        (8,935,379)        (13,665,085)        (13,985,968)

INVESTING ACTIVITIES
  Purchase of short-term investments and
      marketable securities                                 (26,970,935)        (21,175,362)        (27,979,091)
  Proceeds from sale of short-term investments
      and marketable securities                              25,565,000          19,144,160          33,530,000
  Purchase of property, plant and equipment                  (2,229,104)           (696,946)         (1,612,406)
                                                           ------------        ------------        ------------
Net cash (used in) provided by investing activities          (3,635,039)         (2,728,148)          3,938,503

FINANCING ACTIVITIES
  Repayment of notes payable                                 (1,479,333)         (1,340,919)         (1,313,769)
  Proceeds from the exercise of warrants and options          5,339,169             671,476           3,872,530
  Proceeds from the issuance of
      common stock and warrants in private placement         10,212,497          13,744,895          10,009,556
                                                           ------------        ------------        ------------
Net cash provided by financing activities                    14,072,333          13,075,452          12,568,317
                                                           ------------        ------------        ------------
Net increase (decrease) in cash and cash equivalents          1,501,915          (3,317,781)          2,520,852
Cash and cash equivalents at beginning of year                1,180,098           4,497,879           1,977,027
                                                           ------------        ------------        ------------
Cash and cash equivalents at end of year                   $  2,682,013        $  1,180,098        $  4,497,879
                                                           ============        ============        ============

See accompanying notes.


14   ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

       As a result of such funding, the U.S. government will have certain rights in the technology developed with the funding. These rights include a nonexclusive, paid-up, worldwide license under such inventions for any governmental purpose. In addition, the government has the right to require the Company to grant an exclusive license under any of such inventions to a third party if the government determines that (1) adequate steps have not been taken to commercialize such inventions, (2) such action is necessary to meet public health or safety needs, or (3) such action is necessary to meet requirements for public use under federal regulations. Federal law requires any licensor of an invention that was partially funded by federal grants to obtain a covenant from its exclusive licensee to substantially manufacture products using the invention in the United States.

       The Company's revenue from SBIR research and development contracts and grants amounted to $185,000 in 2000, $101,000 in 1999 and $255,000 in 1998.

       Costs for products, contracts and grants, and research and development are based on direct costs incurred plus an allocation of indirect costs, which include such items as utilities, insurance and administrative labor and supplies. Total allocated indirect costs for the years ended October 31, 2000, 1999 and 1998 were $124,000, $154,000 and $103,000, respectively. Estimated losses on contracts, if any, are recorded as they become known.

SEGMENT INFORMATION The Company currently operates in one business segment, that being the development and commercialization of novel products from microalgae. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate separate lines of business or separate business entities with respect to its products or product candidates. Accordingly, the Company does not accumulate discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

REVENUE RECOGNITION Revenues on cost reimbursement and fixed price contracts are generally recognized on the percentage of completion method of accounting as costs are incurred. Revenue is recognized on product sales when goods are shipped. Revenue from licensing agreements is recognized generally over the term of the agreement, or in certain circumstances, when milestones are met. Revenue recognized in the accompanying Statements of Operations is not subject to repayment. Revenue received that is related to future performance under such contracts is deferred and recognized as revenue when earned. At October 31, 2000, the Company had approximately $2.1 million in short-term and $2.5 million in long-term unearned revenue relating to third-party license agreements.

       Approximately 2% in 2000, 6% in 1999 and 6% in 1998 of the Company's total revenues were generated from U.S. government contracts, subcontracts and SBIR grants.

FOREIGN CURRENCY TRANSACTIONS Foreign currency transactions are translated into U.S. dollars at prevailing rates. Gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. Currently, all material transactions of the Company are denominated in U.S. dollars, and the Company has not entered into any material transactions that are denominated in foreign currencies.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company's reserve for uncollectable accounts at October 31, 2000 and 1999 was not material. The Company grants credit to customers based on evaluations of their financial condition, generally without requiring collateral. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company's customer base. However, the credit risk is reduced through the


---------------------------------------------------------------------------   15

--------------------------------------------------------------------------------

Company's efforts to monitor its exposure for credit losses and maintain allowances for anticipated losses. One customer accounted for approximately 30% of the Company's sales for fiscal 2000 and 15% for the years ended October 31, 1999 and 1998.

RESEARCH AND DEVELOPMENT Research and development costs are charged to operations as incurred and include contract and grant-related costs of $527,000 in 2000, $464,000 in 1999 and $446,000 in 1998.

ADVERTISING COSTS All advertising costs are expensed when incurred. Advertising costs expensed for the years ended October 31, 2000, 1999 and 1998 approximated $1,223,000, $1,650,000 and $1,765,000, respectively.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company considers the recorded cost of its financial assets and liabilities, which consists primarily of cash and cash equivalents, short-term investments and marketable securities, accounts receivable, accounts payable and long-term debt, to approximate the fair value of the respective assets and liabilities at October 31, 2000.

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

COMPREHENSIVE INCOME (LOSS) Under SFAS No. 130, the Company is required to display comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) is comprised of net earnings (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). The Company includes unrealized holding gains and losses on available-for-sale securities in other comprehensive income
(loss).

INVENTORIES Inventories are stated at the lower of cost or market, reflect appropriate reserves for potential obsolete, slow-moving or otherwise impaired material, and include appropriate elements of material, labor and indirect costs and are valued using a weighted average approach that approximates the first-in, first-out method. The Company analyzes both historical and projected sales volumes and, when needed, reserves for questionable inventory that is either obsolete, slow moving or impaired. Inventories include products and materials held for sale as well as products and materials that can alternatively be used in the Company's research and development activities. Inventories identified for research and development activities are expensed in the period in which such inventories are designated for such use.

OTHER ASSETS Other assets consist primarily of capitalized patent costs of approximately $465,000. These costs are amortized over the remaining life of the related patents. Patent-related amortization expense was approximately $7,000 in 2000 and accumulated patent amortization totalled $7,000 at October 31, 2000.

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

IMPAIRMENT OF LONG-LIVED ASSETS The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, the Company has not incurred any impairment expenses.

STATEMENTS OF CASH FLOWS Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

       Interest paid by the Company amounted to approximately $197,000 in 2000, $408,000 in 1999 and $349,000 in 1998. For the years ended October 31, 2000,
1999 and 1998 the Company paid no income taxes.

RECLASSIFICATION Certain amounts in the prior years' financial


16   ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

statements have been reclassified to conform to the 2000 presentation.

3. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at specific identification and have average maturities of less than six months. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders' equity. The amount of unrealized holding loss on these available-for-sale securities was $2,388 and $26,942 at October 31, 2000 and 1999, respectively. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, based on the specific identification method. There were no realized gains or losses recorded for the years ended October 31, 2000, 1999, or 1998. Available-for-sale securities consisted of U.S. government obligations totaling $16,581,699 and $15,151,210 for the years ended October 31, 2000 and 1999, respectively. At October 31, 2000 and 1999, the estimated fair value of these securities approximated cost.

4. INVENTORIES

Inventories consisted of the following:

                                                            October 31,
                                          2000                 1999
-----------------------------------------------------------------------
Finished products                       $3,849,817          $2,443,051
Work in process                          1,035,496           2,683,477
Raw materials                              520,559             326,737
Less inventory reserve                    (280,000)           (237,000)
                                       -----------         -----------
                                        $5,125,872          $5,216,265
                                       ===========         ===========

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                            October 31,
                                          2000                 1999
-----------------------------------------------------------------------
Land                                   $   149,860         $   149,860
Building and improvements                1,742,123           1,742,123
Machinery and equipment                 20,879,114          18,847,913
Furniture and fixtures                     833,163             734,360
Leasehold improvements                     496,086             396,986
                                       -----------         -----------
                                        24,100,346          21,871,242
Less accumulated depreciation
  and amortization                       7,954,040           6,402,406
                                       -----------         -----------
                                       $16,146,306         $15,468,836
                                       ===========         ===========

       Depreciation and amortization expense amounted to $1,552,000, $1,461,000 and $1,369,000 for the years ended October 31, 2000, 1999 and 1998, respectively.

6. NOTES PAYABLE

At October 31, 2000, the Company had an outstanding term loan with a balance due of $471,907. The term loan bears interest at a rate of 8.61% and is collateralized solely by the Company's Winchester fermentation facility. A second term loan, which was used to finance the Company's Winchester extraction facility, was paid down in full in July 2000.

       Future minimum payments on the Company's outstanding term loan total $471,907 and are payable in fiscal 2001.

7. COMMITMENTS

FACILITIES LEASES The Company leases its premises under an operating lease agreement which expires in November 2004. The terms of the lease call for annual rent escalations of 3%. The Company has an option to extend the lease for five additional years at 95% of the then-prevailing fair rental value. Rent expense was approximately $403,000 in 2000, $372,000 in 1999 and $329,000 in 1998. The
Company received sublease income of approximately $98,000, $122,000 and $75,000 for the years ended October 31, 2000, 1999 and 1998, respectively. Future minimum lease payments under the lease, assuming the Company will not exercise any additional cancellation or expansion rights it has under the lease, at October 31, 2000, were as follows:

                            2001     $   416,000
                            2002         429,000
                            2003         441,000
                  2004 and after         455,000
                                      ----------
                                      $1,741,000
                                      ==========

SCIENTIFIC RESEARCH COLLABORATIONS The Company has entered into various collaborative research and license agreements. Under the agreements, the Company is required to fund research or to collaborate on the development of potential products. Existing agreements have committed the Company to fund up to approximately $100,000 for such future development activities. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations.

SBIR GRANTS The Company had commitments at October 31, 2000 to fund up to $1.5 million of Phase III SBIR technology commercialization expenses, provided the technology under existing Phase II SBIR grants yields commercial opportunities favorable to the Company.

       Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 2000, would not have a material effect on the financial statements.

LOAN COVENANTS The Company is required to meet certain covenants in relation to its outstanding term loan. These covenants, which outline minimum cash, current ratio and net worth requirements, have all been met by the Company at October 31, 2000.

PURCHASE COMMITMENTS The Company currently contracts with a third-party supplier to produce its arachidonic acid oil.


---------------------------------------------------------------------------   17

--------------------------------------------------------------------------------

At October 31, 2000, the Company had outstanding inventory purchase commitments to this supplier totalling approximately $4 million.

OTHER The Company was not a party to any material legal proceedings.

8. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. Potentially refundable license fees are recorded as unearned revenue and are not recognized as revenue until the earnings process is complete and amounts are not subject to refund. Non-refundable license fees are recorded as unearned revenue and amortized on a straight-line basis over the term of the agreement. During 2000, the Company received license fee payments of approximately $4.6 million, of which approximately $72,000 was recognized as license fee revenue, and the remainder recorded as unearned revenue at October 31, 2000. Certain agreements include royalty payments, which are based upon a percentage of product sales. Royalties in the amount of $948,000, $394,000 and $391,000 were earned in the years ended October 31, 2000, 1999 and 1998, respectively.

9. CAPITAL ACCOUNTS

PRIVATE PLACEMENT OF COMMON STOCK On April 27, 1998, 655,563 shares of the Company's common stock and warrants to purchase 196,670 shares of common stock were issued in a private placement resulting in net proceeds to the Company of approximately $10 million. The warrants are exercisable for a period of three years from the date of issuance at a price of $18.76. The investors also agreed to a two-year funding commitment to provide up to an additional $10.25 million in financing in the form of common stock and warrants, which was drawn down by the Company in February 2000. In consideration for the additional $10.25 million two-year funding commitment, the Company issued warrants to purchase up to 51,250 shares of common stock on April 27, 1999 at $7.51 per share. The cost of approximately $350,000 associated with the additional warrants has been calculated using the Black-Scholes option pricing model and is included in interest expense for the year ended October 31, 1999. With the exception of the two-year funding commitment, there were no future performance obligations on behalf of the Company or the investors in connection with the 1998 private placement.

       On May 28, 1999, 1,528,935 shares of the Company's common stock, and warrants to purchase 458,679 shares of common stock were issued in a private placement, resulting in net proceeds to the Company of approximately $13.7 million. The stock was issued at a thirty-day average trading price of $9.03 per share. The warrants are exercisable for a period of three years from date of issuance at $10.84 per share. There were no future performance obligations on behalf of the Company or the investors in connection with the 1999 private placement.

       On February 8, 2000, the Company exercised its option to close a $10.25 million private financing in which 845,652 shares of the Company's common stock and warrants to purchase 253,695 shares of common stock were issued to a group of accredited investors pursuant to a 1998 private placement funding commitment. The stock was issued at a thirty-day average trading price of $12.12 per share. The warrants are exercisable for a period of three years from date of issuance at $14.55 per share.

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

       Details of shares under option were as follows:

                                                                       Weighted
                                  Number of           Option           Average
                                    Shares          Price/Share       Price/Share
---------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997        1,757,280        $2.00-$34.25       $   14.29
Granted                              340,750        $8.63-$15.50       $   13.07
Exercised                           (195,785)       $2.00-$13.50       $    2.78
Forfeited                           (129,375)       $2.00-$34.25       $   19.97
                                  ----------        ------------       ---------
BALANCE AT OCTOBER 31, 1998        1,772,870        $8.00-$34.25       $   14.90
Granted                              859,450         $6.25-$9.63       $    6.75
Exercised                            (83,860)        $8.00-$9.88       $    8.01
Forfeited                           (380,400)       $6.25-$34.25       $    9.60
                                  ----------        ------------       ---------
BALANCE AT OCTOBER 31, 1999        2,168,060        $6.25-$34.25       $   13.16
Granted                              939,550        $8.00-$23.25       $   13.74
Exercised                           (242,295)       $6.25-$18.00       $    9.94
Forfeited                            (52,455)       $6.25-$34.25       $   15.27
                                  ----------        ------------       ---------
BALANCE AT OCTOBER 31, 2000        2,812,860        $6.25-$34.25       $   13.40

       Details of exercisable options were as follows:

                                  Exercisable        Weighted Average
                                    Options           Exercise Price
-------------------------------------------------------------------------
October 31, 1998                   1,040,020             $13.32
October 31, 1999                   1,099,400              14.99
October 31, 2000                   1,388,970              14.80

       The Company issued 31,000 options to non-employees during the year ended October 31, 2000. These options have vesting periods of between 0-24 months. The fair value of these options has been recorded as deferred compensation and is being amortized over the performance period, which is generally 12 months. Under variable plan accounting, the value of the unvested options will be re-measured and recognized in income at each reporting date until fully vested.

       A total of 707,905 shares of common stock were available for future grants under the Option Plan at October 31, 2000. The weighted average contractual life for all options outstanding under the Option Plan at October 31, 2000 was 7.8 years.



18   ---------------------------------------------------------------------------

--------------------------------------------------------------------------------
       Detailed information on the options outstanding on October 31, 2000 by price range are set forth below:

                                             Weighted
                                 Weighted     Average                  Weighted
                                 Average     Remaining                  Average
    Price         Options        Exercise   Contractual    Shares      Exercise
    Range       Outstanding       Price        Life      Exercisable    Price
-------------------------------------------------------------------------------
$  6.25-9.88       930,820        $ 7.14       7.91        395,810      $ 7.35
$10.25-14.44     1,117,690        $12.28       8.17        547,530      $12.38
$15.50-25.50       581,650        $19.41       7.69        271,770      $18.86
$32.88-34.25       182,700        $33.06       5.40        173,860      $33.03
                 ---------                               ---------
                 2,812,860                               1,388,970
                 =========                               =========

DIRECTORS' STOCK OPTION PLAN In 1994, the Company established a Directors' Stock Option Plan ("Directors' Plan"). The Directors' Plan provided for the award of stock options to nonemployee directors. At October 31, 2000, 140,800 options were outstanding and no additional options were available for future grant under the Directors' Plan. The weighted average contractual life for all options outstanding under the Directors' Plan at October 31, 2000 was 5.8 years. No awards were made under the Director's Plan after 1998. During 2000, Directors of the Company received option grants under the Company's Option Plan.

PRO FORMA DISCLOSURE The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The effects of applying SFAS No. 123 on 2000 and 1999 pro forma net loss and per share calculations as stated below are not necessarily representative of effects on reported net income and earnings per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Had compensation expense for the Company's stock option incentive plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss in 2000, 1999 and 1998 would have been approximately $21.4 million, $18.9 million and $17.2 million, or $1.24, $1.22 and $1.20 per share, respectively. The weighted average fair value of the options granted during 2000 is estimated at $9.50 per share for options whose exercise price equals fair market value on the date of the grant, using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 66.3%, risk-free interest rate of 5.5% and average expected life of approximately 7 years.

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

       If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase $300 worth of common stock of the acquiring company at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the acquiring company's common stock at one-half of the then-current market price.

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

10. INCOME TAXES

At October 31, 2000, the Company had net operating loss carryforwards of approximately $105,599,000 for income tax reporting purposes that expire in years 2001 through 2020. The tax benefit of approximately $17,033,000 of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryforwards.

       Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The Company has had significant ownership changes over the past six years, including an initial public offering of its common stock in December 1993 and a follow-on offering of its stock in October 1995, which may have caused these limitations to apply. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax reporting. The Company's total net deferred tax assets, which resulted primarily from net operating losses, were $42,239,000 and $35,309,000 at October 31, 2000 and 1999,
respectively.


---------------------------------------------------------------------------   19

-------------------------------------------------------------------------------
Notes to Financial Statements (continued)

Because of the uncertainty with the ultimate realization of these net deferred tax assets, they were fully reserved for by a valuation allowance at October 31, 2000 and 1999.

11. EMPLOYEE 401(K) PLAN

The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 2000, the Company had not contributed to the plan.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for fiscal 2000 and 1999 is presented in the following table:

(In thousands, except per share data)

                               1st           2nd            3rd             4th
                             Quarter       Quarter        Quarter         Quarter
---------------------------------------------------------------------------------
2000
Total revenues              $ 1,791        $ 2,368        $ 2,449        $ 3,070
Loss from operations         (3,887)        (4,422)        (4,149)        (4,416)
Net loss                     (3,783)        (4,101)        (3,789)        (4,055)
Net loss per share,
    basic and diluted         (0.23)         (0.24)         (0.21)         (0.23)

1999
Total revenues              $ 1,553        $ 1,500        $ 1,318        $ 1,763
Loss from operations         (3,706)        (3,661)        (3,722)        (4,117)
Net loss                     (3,623)        (3,620)        (3,620)        (3,984)
Net loss per share,
    basic and diluted         (0.24)         (0.24)         (0.23)         (0.24)

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
MARTEK BIOSCIENCES CORPORATION

We have audited the accompanying balance sheets of Martek Biosciences Corporation as of October 31, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martek Biosciences Corporation at October 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ ERNST & YOUNG LLP


McLean, Virginia
December 8, 2000



                          Neuromins(R) is a registered trademark of the Company.

                                        (C) 2001 Martek Biosciences Corporation.
                                                            All rights reserved.


20   ---------------------------------------------------------------------------

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

George P. Barker
Senior Vice President, General Counsel and Secretary

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

HEADQUARTERS
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
410.740.0081

LEGAL COUNSEL
Hogan & Hartson L.L.P.
Baltimore, Maryland

INDEPENDENT AUDITORS
Ernst & Young LLP
McLean, Virginia

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

STOCK DESCRIPTION AND FORM 10-K

The Company's common stock commenced trading on the NASDAQ National Market System under the symbol MATK on November 23, 1993. Prior to that date, there was no established market for the Company's common stock. As of December 31, 2000, there were approximately 170 holders of record of the Company's common stock. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's common stock as reported by NASDAQ:

PRICE RANGE OF COMMON STOCK

Fiscal 1999                                      High         Low
-------------------------------------------------------------------------
November 1, 1998 - January 31, 1999              $ 8 7/8      $  7 3/16
February 1, 1999 - April 30, 1999                $ 8          $  5 1/2
May 1, 1999 - July 31, 1999                      $10 5/8      $  8 1/8
August 1, 1999 - October 31, 1999                $10 7/16     $  5 5/8

Fiscal 2000                                      High         Low
-------------------------------------------------------------------------
November 1, 1999 - January 31, 2000              $15 3/8      $ 7 3/8
February 1, 2000 - April 30, 2000                $32          $11
May 1, 2000 - July 31, 2000                      $24 1/2      $13 7/8
August 1, 2000 - October 31, 2000                $24 7/8      $15 3/4

SHAREHOLDERS MAY OBTAIN, AT NO CHARGE, A COPY OF MARTEK BIOSCIENCES CORPORATION'S FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AT THE COMPANY'S WEBSITE WWW.MARTEKBIO.COM OR BY WRITING TO:

INVESTOR RELATIONS
MARTEK BIOSCIENCES CORPORATION
6480 DOBBIN ROAD
COLUMBIA, MD 21045

[MARTEK LOGO]

Martek Biosciences Corporation
6480 Dobbin Road, Columbia, Maryland 21045
410.740.0081

Call toll-free for product ordering
information: 1.800.662.6339

www.martekbio.com