Form 10-K, Exhibit 13
period 2002-10-31
MARTEK BIOSCIENCES CORP
filed 2003-01-29
CIK 892025

MARTEK BIOSCIENCES CORPORATION

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes contained in this Annual Report.

	Year Ended October 31,

In thousands except per share data	2002	2001	2000	1999	1998

Consolidated Statements of Operations Data
Revenues
Product sales and royalties	$45,903	$18,575	$8,726	$5,744	$5,241
Research and development contracts and grants	45	142	879	383	484
License fees and other revenues	107	107	72	6	1,165

Total revenues	46,055	18,824	9,677	6,133	6,890
Costs and expenses
Cost of product sales and royalties	29,794	12,554	7,092	4,209	3,856
Research and development	11,648	12,705	12,517	10,309	9,787
Acquired in-process research and development	15,788	—	—	—	—
Restructuring charge	1,266	—	—	—	—
Selling, general and administrative	12,344	7,969	6,942	6,822	7,360
Other operating expenses	406	565	—	—	—

Total costs and expenses	71,246	33,793	26,551	21,340	21,003

Loss from operations	(25,191)	(14,969)	(16,874)	(15,207)	(14,113)
Other income, net	958	1,267	1,147	359	652

Net loss	$(24,233)	$(13,702)	$(15,727)	$(14,848)	$(13,461)

Net loss per share, basic and diluted	$(1.10)	$(0.73)	$(0.91)	$(0.95)	$(0.94)

Weighted average common shares outstanding	21,982	18,864	17,335	15,581	14,330

	October 31,

	2002	2001	2000	1999	1998

Consolidated Balance Sheet and Other Data
Cash, cash equivalents, short-term investments and marketable securities	$22,419	$26,682	$19,264	$16,331	$17,657
Working capital	30,457	31,501	21,266	20,162	21,011
Total assets	124,312	56,603	45,442	39,145	40,747
Long-term portion of unearned revenue	2,246	2,353	2,460	—	—
Long-term debt	—	—	—	472	1,951
Accumulated deficit	(127,560)	(103,327)	(89,625)	(73,898)	(59,049)
Total stockholders’ equity	105,977	46,701	35,455	35,172	35,294
Cash dividends declared — common stock	—	—	—	—	—

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULS OF OPERATIONS

CAUTIONARY STATEMENTS

FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations, including, among other things, statements concerning the following:

•	expectations regarding future revenue growth, product introductions, growth in nutritional product sales, production expansion, margin and productivity improvements and potential collaborations and acquisitions;
•	expectations regarding sales and royalties by and from our infant formula licensees;
•	expectations regarding marketing of our oils by our infant formula licensees;
•	expectations regarding future efficiencies in manufacturing processes and the cost of production of our nutritional oils and purchase of third-party manufactured oils;
•	expectations regarding production capacity and our ability to meet future demands for our DHA and ARA oils;
•	expectations regarding future research and development costs;
•	expectations regarding our expansion at our Winchester, KY facility;
•	expectations regarding additional capital expenditures needed in relation to our fermentation and oil processing activities;
•	expectations regarding the integration of the former OmegaTech with Martek; and
•	expectations regarding production from the FermPro Manufacturing, LP (“FermPro”) facility.

     Forward-looking statements include those statements containing words such as the following:

•	“will,”
•	“should,”
•	“could,”
•	“anticipate,”
•	“believe,”
•	“plan,”
•	“estimate,”
•	“expect,”
•	“intend,” and other similar expressions.

     All of these forward-looking statements involve risks and uncertainties. They are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss the risks that could cause such differences in this report and in our 10-K for the year ended October 31, 2002 as well as in various other filings with the Securities and Exchange Commission (“SEC”).

GENERAL

Martek was founded in 1985. We are a leader in the development and commercialization of products derived from microalgae. Our leading products are nutritional oils used as ingredients in infant formula and foods, and as ingredients in, and encapsulated for use as, dietary supplements. Our nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked with a variety of health risks. Research is underway to assess what impact, if any, supplementation with our DHA will have on these health risks. Additional applications of our patented technology based upon microalgae include our algal genomics technology and our currently marketed fluorescent detection products and technologies that can be used by researchers as an aid in drug discovery and diagnostics.

     In 1992, we realized our first revenues from license fees related to our nutritional oils containing DHA and ARA and sales of sample quantities of these oils. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing these oils, and in 1996, we began to realize revenues from the sale of Neuromins®, a DHA dietary supplement. In 1998, we first realized revenues from the sale of our phycobili-some fluorescent detection products. We currently have license agreements with seven infant formula manufacturers representing approximately 60% of the estimated $7.5 to $8 billion worldwide wholesale market for infant formula. Five of these licensees are now marketing term infant formula products containing our oils in 25 countries and pre-term infant formula products containing our oils in over 60 countries around the world. Supplemented term infant formulas manufactured by three of our licensees are currently being marketed in the United States.

     In April 2002, we purchased OmegaTech, Inc. (“OmegaTech” or “Martek Boulder”) a low-cost algal DHA producer located in Boulder, Colorado. OmegaTech had been in the fermentable DHA business since 1987, and had accumulated over 100 issued and pending patents protecting its DHA technology. Its revenues, which mainly consisted of sales of DHA into the dietary supplement, food, beverage, and animal feed markets, averaged approximately $6.0 million in each of its fiscal years ended 2001 and 2000, and its historical losses were $16.5 million in 2001 and $11.7 million in 2000. On July 29, 2002, we announced a restructuring of the food and beverage sales efforts in Boulder. This restructuring, combined with cost-cutting efforts made prior to the acquisition, has significantly reduced the ongoing operating expenses of Martek Boulder.

     We have incurred losses in each year since our inception. At October 31, 2002, our accumulated deficit was approximately $127.6 million. Although we anticipate significant growth in sales of our nutritional oils, and we achieved an operating

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

profit in our fiscal fourth quarter of 2002, we may continue to experience quarter-to-quarter and year-to-year fluctuations in our future operating results, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. The extent and timing of future oils-related revenues are largely dependent upon the following factors:

•	the timing of infant formula market introductions by our licensees,
•	the timing and extent of introductions of DHA into various child and/or adult applications,
•	the timing and extent of acceptance of products containing our oils under state-sponsored reimbursement programs in the U.S.,
•	the acceptance of these products by consumers,
•	the production of adequate levels of our nutritional oils by ourselves and our third-party manufacturers,
•	competition from alternative sources of DHA and ARA, and/or
•	agreements with other future third-party collaborators to market our products or develop new products.

     As such, the likelihood, timing and extent of future profitability are largely dependent on factors such as those mentioned above as, well as others over which we have limited or no control.

CRITICAL ACCOUNTING POLICIES
AND THE USE OF ESTIMATES

     The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an on-going basis, we evaluate our estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty and as such, actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Restructuring Charge We recorded a charge of approximately $1.3 million in the third quarter of 2002 relating to the restructuring of our food and beverage sales efforts. The charge consisted of severance payments to employees and consultants, as well as an accrual for idle space in our Boulder facility and legal and other fees associated with compiling and implementing the restructuring plan. Although we believe that the estimates and underlying assumptions used in calculating this charge are accurate, they are subject to fluctuation as the final costs associated with the restructuring plan are incurred over the first two fiscal quarters of 2003.

Allocation of OmegaTech Purchase Price On April 25, 2002, we completed the acquisition of OmegaTech for approximately $54.1 million in Martek stock. As part of the purchase price allocation, we preliminarily identified and valued all intangible assets that were a part of the merger. As a result of updated information relating to our preliminary estimates, we have adjusted the valuation of the identifiable intangible assets to a net value of approximately $17.2 million. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets of approximately $25.6 million was allocated to goodwill. We determined that the technology assets acquired had continuing value. As a result of this identification and valuation process, we allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the amount allocated to acquired in-process research and development was charged to expense as of the date of the acquisition. Based on current information, management believes that the estimates and assumptions underlying the purchase price allocation are accurate. However, the allocation of the purchase price may be subject to further revision based on the final determination of fair values and final assessment of certain tax matters.

Impairment of Goodwill In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. We recorded goodwill related to our acquisition of OmegaTech in April, 2002. The goodwill acquired in the OmegaTech acquisition is subject to the provisions of SFAS 142 and accordingly, is not being amortized. We are required to perform an annual impairment review of our goodwill balance beginning with a recurring annual measurement date. We have chosen August 1 to be the annual measurement date for our annual impairment review and will perform our first review as of August 1, 2003. If certain conditions occur, we may need to take a goodwill impairment charge at that time.

Impairment of Long-Lived Assets We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, we have not incurred any impairment losses.

Costs of ARA Oil Production We contract with a third party in Europe, DSM Gist B.V. (“DSM”), to produce our ARA oil. Pricing is based on a cost-plus arrangement and is stated in U.S. dollars. Prices are set at an estimated production cost based on forecasted production volumes, and at a forecasted currency conversion rate, and are adjusted periodically for variances to actual cost.

     For discussion of our significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements (Significant Accounting Policies).

MANAGEMENT OUTLOOK

We believe that the outlook for future revenue growth remains positive, although quarterly results may show fluctuations, and we expect fiscal 2003 sales to surpass prior year levels. Specifically, we believe that for fiscal 2003 as a whole, term infant formulas containing our oils will be introduced in additional countries and sales of our nutritional oils will continue to grow in countries where our oils are currently sold. To date, five of our infant formula licensees have obtained the regulatory approval, where required, to sell term infant formula products containing our oils in 25 countries and pre-term infant formula products containing our oils in over 60 countries around the world. Supplemented term infant formulas manufactured by three of our licensees are currently being marketed in the United States and we expect these sales to increase in 2003.

     In fiscal year 2002, over 90% of our revenues related to the sales of our oils for use in infant formula products. We anticipate increased sales of our oils in 2003 for other products such as products developed for pregnant and nursing mothers and the food and beverage market. We expect that the majority of these sales will come through partnering relationships with larger companies in the nutritional and food and beverage markets. We anticipate that over the next few years these sales will expand and represent a larger potential market than infant formula.

     We are currently in the start-up phase of production for the expansion of our facility in Winchester, KY. We expect to begin full production in the second quarter of 2003, which should more than double our current capacity. DSM is also in the process of expanding its production capability for ARA and estimates completion in the second quarter of 2003. Once these expansions are complete, we should have the production capacity to generate nutritional oil sales of approximately $120 to $160 million per year. If the start-up phase of our production expansion does not proceed as planned, or if market demand increases faster than anticipated, our sales could be negatively impacted by our inability to meet demand for our products. In addition, if market demand increases faster than anticipated, our capital needs related to further expansion of our production facilities may accelerate.

ACQUISITIONS AND DISPOSITIONS

On April 25, 2002, we completed our purchase of OmegaTech for approximately $54.1 million. Approximately $49.3 million of the purchase price was related to the value of 1,765,728 shares of our common stock ($1.5 million of which related to OmegaTech transaction costs paid by us), approximately $2.1 million was for our acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The merger agreement also provides for additional stock consideration of up to $40 million if certain milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives by October 2004) and two relate to regulatory and labeling approvals in the U.S. and Europe. An authoritative statement was issued during 2002 relating to the milestone concerning labeling approvals in the U.S., however we have determined that as of October 31, 2002, the requirements of this milestone have not been met. The total of our common stock that may be issued relating to this additional consideration is approximately 1.4 million shares based on the price of $27.88 per share, but may increase to approximately 2.3 million shares depending on the average market price of our stock on the dates that the milestones are achieved. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and, accordingly, the results of operations of OmegaTech have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assets and liabilities of OmegaTech based on their fair value. We have revised our preliminary purchase price allocation as permitted under SFAS 142 primarily to adjust the life and assigned value to the trademarks acquired in the purchase as we further redefined our marketing strategy related to DHA Gold®.

     As part of the purchase price allocation, we allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired in-process research and development was charged to expense as of the date of the merger.

     On November 1, 2001 we sold the assets, consisting primarily of inventory, and technology surrounding the former stable isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, we received approximately $800,000 for the assets of the stable isotope business. We also retained an ongoing royalty from future reagent sales for five years up to a maximum of $500,000, and also received a 9% equity position and royalty interest in a new company that was formed to pursue the high-end protein labeling technology. As of October 31, 2002 the value of the investment in the new company was fully reserved. During 2002, we recognized approximately $106,000 in royalty revenue in connection with this arrangement.

RESULTS OF OPERATIONS

Revenues Nutritional product sales and royalties increased by $28.3 million or 169% in 2002 as compared to 2001 primarily due to increased sales of our oils to our infant formula licensees. A portion of the increase can be attributed to the introduction of infant formulas containing our oils in the U.S.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

in 2002. Approximately $1.6 million of the increase is from revenue related to the ongoing operations of OmegaTech. Over fifty percent of our 2002 revenue was generated by sales of DHA and ARA to Mead Johnson and 30% was generated by sales of DHA and ARA to Wyeth and Abbott. All three of these companies are currently manufacturing infant formulas supplemented with our oils for sale in the U.S., and Mead Johnson, Abbott and Wyeth are collectively marketing supplemented term infant formula in over 25 countries around the world. We anticipate sales of nutritional products will continue to grow as infant formulas containing our oils will be introduced in additional countries and sales of our nutritional oils will continue to grow in countries where our oils are currently sold. Nutritional product sales and royalties increased $9.9 million, or 144% in 2001 as compared to 2000. The increase in 2001 as compared to 2000 was primarily due to increased sales of oil to infant formula licensees as our licensees launched premium term infant formulas with our oils in twelve additional countries in 2001, including the United Kingdom and Spain. Royalties decreased as a percentage of total product sales and royalties to 1% in 2002 from 7% in 2001 and from 11% in 2000 as we converted most of our customer’s payment structures from a royalty-based pricing structure to an all-inclusive pricing structure. Under royalty-based pricing, we sell products to our licensees at an initial transfer price and there is an approximate three- to six-month delay after this sale until royalties are received and recognized as revenue. Under all-inclusive pricing, we incorporate a slightly discounted royalty up-front into our sales price. The overall economics of an all-inclusive price closely match those of our royalty-bearing arrangements; however, the all-inclusive price eliminates major fluctuations in the timing of revenue recognition and cash flows that result from the delayed impact of royalties.

     Sales of other products decreased $985,000 or 56% in 2002 as compared to 2001 primarily due to the sale of the stable isotope product line in November 2001 to Spectra Gases, Inc. Revenue of $789,000 in 2002 primarily relates to sales of our fluorescent detection products, which increased $508,000 or 182% as compared to 2001 due to increased sales under a distribution agreement with PerkinElmer Life Sciences, Inc., (“PerkinElmer”). Our sales of other products decreased $80,000, or 4% in 2001 as compared to 2000. For 2001, decreased sales of stable isotopes were offset by improved sales of fluorescent detection products, which increased primarily due to the distribution agreement with PerkinElmer that was entered into during the first quarter of fiscal year 2001.

     Other revenue, which consists primarily of revenues from research and development contracts and grants and third party license agreements decreased $97,000 or 39% in 2002 as several development grants were completed in 2001. Other revenue decreased $702,000 or 74% in 2001 as compared to 2000 as a third-party development project that occurred during 2000 at our Winchester, KY plant did not repeat in 2001.

     As a result of the above, total revenues increased by $27.2 million or 145% in 2002 as compared to 2001 and increased $9.1 million or 95% in 2001 as compared to 2000.

Cost of Product Sales and Royalties Our cost of product sales and royalties improved during 2002 primarily due to lower costs from DSM, our third-party supplier of ARA. Our gross profit margins are most significantly impacted by the cost of ARA oil (as compared to DHA oil), which represents approximately two-thirds of all sales to our infant formula licensees. Specifically, our cost of product sales and royalties decreased to 65% of revenues from product sales and royalties for 2002, down from 68% in 2001. ARA costs decreased in 2002 as a result of the complete amortization of the start-up costs of DSM (previously included in the cost of ARA) and increased purchase volumes. We expect continued decreases in the future costs of ARA from DSM as our sales volumes continue to increase. However, volume savings could be partially offset by continued decreases in the exchange ratio between the Euro and the U.S. dollar. We also anticipate reductions in DHA oil production costs as: (1) economies of scale are realized from increased output from the fermentation expansion which is currently in the start-up phase of production at our Winchester, KY production plant, and (2) yield improvements from our R&D efforts are realized. Our cost of product sales and royalties decreased to 68% in 2001 from 81% in 2000. The improvement in margin in 2001 is primarily a result of the change in pricing to most of our infant formula licensees from a royalty-based price to an all-inclusive pricing structure. The all-inclusive price eliminates major fluctuations in the timing of the realization of costs of sales with the recognition of royalty revenue and the related cash flows.

Research and Development Our research and development costs decreased $1.1 million or 8% in 2002 as compared to 2001. Approximately $539,000 of this decrease relates to the sale of the stable isotope product line in November 2001 to Spectra-Gases with the remaining decrease primarily due to large-scale development activity at our Winchester, KY plant being placed into production in 2002. These decreases were partially offset by $1.2 million of research and development costs incurred in 2002 related to approximately six months of operations of Martek Boulder. Research and development costs increased $188,000 or 2% in 2001 as compared to 2000.

     Approximately 40% of the $11.6 million in research and development expenditures incurred in 2002 related to large-scale development activity at our Winchester, KY plant. Although we implemented many of these projects into our production process in 2002, we expect to incur at least an additional $2-$4 million of such costs in 2003. The remainder of our research and development expenditures in 2002 relate primarily to the following:

     1) Approximately $5.0 million on pilot scale research on our nutritional oils at our facilities in Winchester, KY, Columbia, MD and Boulder, CO. This work, which is primarily aimed at gaining an increased understanding of the biology, genetics and behavior of our oils, should continue and may increase in 2003, along with the related costs.

     2) Approximately $1.3 million on developing new presentations for our oils. This includes emulsions, powders and various types of dried presentations that will improve the integration of our products into different types of supplements, foods and beverages. These costs will likely increase in 2003 as demand for new potential applications for DHA increases in the marketplace.

     3) Approximately $1.2 million to manage and fund ongoing clinical trials on our nutritional oils. We anticipate these costs to increase slightly in 2003 as some of our trials near completion.

Acquired In-Process Research and Development

Approximately one-third of the OmegaTech purchase price was allocated to research projects in which the technical feasibility had not yet been established, resulting in a one-time charge to acquired in-process research and development of $15.8 million under applicable accounting rules in the quarter ended April 30, 2002. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired in-process research and development was charged to expense as of the date of the merger. Of the $15.8 million total, $12.8 million was assigned to a project to develop a lower cost, oil extraction process and $3.0 million was assigned to a project to develop a lower cost delivery mechanism for DHA oil for the food and beverage market.

     The goal of the lower cost oil extraction project is to develop a cheaper, less capital-intensive process for the manufacture of the DHA oil used by Martek in its food and beverage products. As of the acquisition date, prototypes had been tested but the scale-up to a manufacturing process was still uncertain. Total spending on this project as of the date of acquisition was approximately $1.6 million, and future spending was estimated to reach approximately $600,000 before commercialization in 2004. The project was valued assuming that cash flows commence in 2004 based on projections of additional sales that could be obtained with a lower cost product. Cash flows were discounted at a risk-adjusted rate of 48%. As of the date of acquisition, there were significant risks in both the time and costs necessary to bring this project to a technically feasible product. If this project is not completed, the potential cost savings will not be realized and additional sales opportunities for a cheaper source of DHA oil may not come to fruition.

     The goal of the lower cost delivery mechanism project for DHA oil is to develop a cheaper, naturally encapsulated, dry source of DHA for use in food fortification applications. As of the date of acquisition, prototypes had been tested but many commercial requirements had not been adequately demonstrated. Total spending on this project as of the date of acquisition was approximately $842,000 and future spending was anticipated to be approximately $2.4 million prior to commercialization in late 2003. The project was valued assuming cash flows commence in 2003 based on projections of additional sales that could be obtained in the food and beverage market. Cash flows were discounted at a risk-adjusted rate of 48%. As of the date of acquisition, there were significant risks in both the time and costs necessary to bring this project to a technically feasible product. If this project is not completed then additional sales opportunities in the food and beverage market may not be realized.

Restructuring On July 29, 2002, we announced a restructuring of our food and beverage sales and marketing efforts. As part of this restructuring, eight employees and five consultants associated with food and beverage sales were terminated. A one-time operating charge of approximately $1.3 million was recorded in the third quarter of fiscal year 2002 to account for severance and other costs associated with this restructuring. Employee separation benefits of approximately $766,000 under the restructuring plan include severance, medical, and other benefits. Other costs of the restructuring totaling approximately $500,000 include consultant terminations costs, idle office space and professional fees. As of October 31, 2002, approximately $242,000 has been paid in employee separation benefits and approximately $187,000 has been paid in other costs, resulting in an accrued liability related to the restructuring of approximately $837,000. The liability at October 31, 2002 relates primarily to certain contractual liabilities as of the restructuring date.

Selling, General and Administrative Our selling, general and administrative costs increased by $4.4 million or 55% in 2002 as compared to 2001. $2.9 million of the increase relates to operating costs associated with approximately six months of operations at Martek Boulder. The remainder of the increase primarily relates to increases in employees and other overhead costs related to our overall corporate growth. Management expects these costs to increase in 2003 as a result of the financial statements reflecting a full year of expenses from Martek Boulder, albeit at a lower level due to the restructuring of the food and beverage sales efforts that occurred in the third quarter of 2002, as discussed above. Our selling, general and administrative costs increased by $1.0 million, or 15%, in 2001 as compared to 2000. These increases are primarily the result of increased general corporate insurance and legal expenses.

Other Operating Expenses We incurred other operating expenses of $406,000 in 2002 and $565,000 in 2001 associated with evaluating and obtaining additional capacity for the production of our DHA and ARA oils, including costs associated with testing and validating the fermentation technology at FermPro. We expect to continue to incur these types of expenses in 2003.

Other Income, Net Our other income, net decreased by $309,000 in 2002 as compared to 2001. Interest income decreased $516,000 as short-term interest rates have continued to decrease in 2002. Other income increased $207,000 related to rent paid by the former stable isotope group that was sold in November, 2001 but continues to occupy space in our facilities. Other income, net increased $120,000 in 2001 as compared to 2000, primarily due to higher cash balances on which interest income was earned and a decrease in interest expense on outstanding debt, which was extinguished during the second quarter of fiscal 2001.

Net Loss As a result of the foregoing, our net loss increased to $24.2 million in 2002 from $13.7 million in 2001. $20.3 million of the net loss in 2002 was related to Martek Boulder, including the charges for in-process research and development and restructuring. Our net loss decreased approximately $2.0 million in 2001 from a net loss of approximately $15.7 million in 2000.

Deferred Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We recognized a valuation allowance to the full extent of our deferred tax

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

assets since the likelihood of realization of the benefit cannot be determined. At October 31, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $168.6 million, which will expire, if unused, in the year 2003 through the year 2022. A tax benefit of approximately $22.1 million of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryforwards.

RECENTLY ISSUED
ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and APB No. 30. SFAS No. 144 is effective for Martek beginning November 1, 2002. We do not expect adoption of SFAS No. 144 to have a material effect on our financial condition, results of operations or liquidity.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 nullifies previous accounting guidance and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 will have an effect on the timing of the realization of future restructuring charges taken, if and when they occur. We cannot determine at this time whether this Statement will have a material effect on our financial condition, results of operations or liquidity.

COLLABORATIVE AND LICENSING AGREEMENTS

We have entered into licensing agreements with seven infant formula manufacturers, including Mead Johnson & Company (a subsidiary of Bristol-Myers Squibb Company), Abbott Laboratories, Wyeth (formerly American Home Products), Numico, Maabarot and Novartis, that together comprise over 85% of the U.S. and 60% of the worldwide infant formula markets. We have contractually agreed not to disclose the name of our seventh licensee, a small infant formula manufacturer with less than 3% of the worldwide market who has yet to purchase any products from us. Under all of these agreements, we received up-front license fees and will receive either a) a flat rate price per kilogram upon the sale of our oils to our licensees, or b) a transfer price on sales of our oils to our licensees plus ongoing royalties based on our licensees’ sales of infant formula products containing our oils. The most significant agreements have remaining terms ranging from approximately 16 to 22 years, contain no future funding commitments on our part or that of our licensees, and may be terminated by our licensees upon proper notification. We recognized total product sales and royalties relating to our license agreements of approximately $40.8 million in 2002, $16.0 million in 2001 and $5.0 million in 2000.

     Pursuant to our most recent license agreement with Abbott Laboratories, entered into on March 31, 2000, we received total consideration of $4.5 million, which represented license fees, royalty prepayments and product prepayments. We recorded the non-refundable license fee payments as unearned revenue and are recognizing them as revenue on a straight-line basis over the twenty-five year term of the agreement. We recognize as revenue the non-refundable prepayment as payments are due, in accordance with the terms of the agreement. The license agreement may be terminated by Abbott upon proper notification to us in accordance with the agreement.

NUTRITIONAL OILS PRODUCTION

We currently manufacture our DHA-rich nutritional oils at our production facility in Winchester, KY. In response to the growing demand for our oils, in October 2001, we began construction at our Winchester, KY plant to significantly increase our fermentation capacity and add a new shipping, packaging, cold storage and office building at that location. The start-up phase of production has recently begun for this expansion and upon completion, production capacity at the plant should more than double. We have also signed a DHA production agreement with FermPro, a contract fermentation company in South Carolina. We began receiving DHA under this agreement with FermPro in late June of 2002. We are also actively pursuing additional fermentation capacity at several other locations both within and outside the United States.

     In January 1997, we entered into an agreement with DSM under which they became our contract supplier for nutritional oils containing ARA. DSM is a multi-billion dollar international group of companies that is active worldwide in the fields of life science, product performance materials and chemicals. Our agreement with DSM expires in 2007 and allows for Martek or another third party to produce certain quantities of ARA if customer demand requires it or if DSM does not meet competitive pricing guidelines. At October 31, 2002, we had outstanding inventory purchase commitments to DSM totaling approximately $3.9 million.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily from the following sources:

•	proceeds from the sale of equity securities,
•	product sales and receipt of license fees,
•	cash received from the exercise of stock options and warrants,
•	debt financing, and
•	revenues received under research and development contracts and grants.

     Since our inception, we have raised approximately $181 million from public and private sales of our equity securities, as well as option and warrant exercises.

     Through October 31, 2002, we have incurred an accumulated deficit of $127.6 million. Our balance of cash and cash equivalents at October 31, 2002 was $20.4 million. In addition, at October 31, 2002, we had $2.0 million in short-term investments and marketable securities, which consist primarily of U.S. government agency securities with average maturities of less than one year. Our cash, cash equivalents, short-term investments and marketable securities decreased approximately $4.3 million since October 31, 2001. This decrease was attributable to cash used in operating activities, which totaled approximately $13.4 million, as well as cash used for investing activities. Cash used for investing activities primarily related to approximately $21.1 million used for the purchase of property, plant and equipment, which consisted primarily of the expansion of and improvements made to our facility in Winchester, KY and $1.2 million pertaining to patent-related costs. These activities were financed by cash raised in a common stock private placement of approximately $21.3 million, and cash raised from the exercise of options and warrants of $10.1 million during fiscal 2002.

     The expansion and continuing development and optimization of our production facility in Winchester, KY continues to have a material effect upon our liquidity and capital resources. The initial expansion of our fermentation facility, which is in the start-up phase and should more than double our production capacity at our Winchester, KY plant, may cost up to $15 million. Expansion of office, warehouse and packaging facilities, which is also nearing completion, as well as the purchase of related equipment, may total an additional $4 million. We have spent approximately $13.5 million on facilities and capital equipment surrounding these expansions since October 31, 2001 and anticipate spending approximately an additional $5.5 million in 2003.

     We believe that our existing capital resources will provide us with adequate capital to meet these obligations as well as our other operating and capital needs for at least the next 12 months. However, we will need additional cash if we continue expanding our production capacity to meet the anticipated future demand for our nutritional oils in 2004 and beyond. We are in the process of establishing an $8 million to $10 million working capital line of credit with a financial institution to assist us in meeting short-term cash needs and expect to have this in place in early 2003. We plan to raise additional capital in 2003 in the form of equity securities or debt, or a combination of equity and debt, to finance some or all of the following activities:

•	further expansion of production capacity at our Winchester, KY plant,
•	expansion of acquired or third-party manufacturing facilities,
•	research and development programs,
•	pre-clinical and clinical studies,
•	commercialization of our nutritional oils, Neuromins® DHA, and our other products under development, and
•	future contractual obligations.

     The table below sets forth our future minimum payments under contractual obligations at October 31, 2002.

		Less than	1-3	4-5	After 5
In thousands	Total	1 year	years	years	years

Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	111	111	—	—	—
Operating leases	1,985	695	1,290	—	—
Unconditional inventory purchase obligations	9,865	5,065	4,800	—	—
Other long-term obligations	7,000	500	1,500	1,000	1,000

Total contractual cash obligations	$18,961	$6,371	$7,590	$1,000	$1,000

     In connection with the purchase of OmegaTech, we assumed an obligation to pay a minimum of $7 million over the next eight years associated with an agreement with a third party relating to human and animal applications for OmegaTech’s DHA. Subsequent to October 31, 2002, we signed an amendment to the agreement under which the Company paid $500,000 and signed a promissory note for $3.3 million in exchange for the discharge of all future obligations under the agreement. The first payment under the note of $1.0 million is payable in August of 2003 with the remainder due in December of 2003.

     The ultimate amount of additional funding that we may require will depend, among other things, on one or more of the following factors:

•	the cost of capital expenditures at our manufacturing facilities,
•	growth in our infant formula, food and beverage and other nutritional product sales,
•	the extent and progress of our research and development programs,
•	the progress of pre-clinical and clinical studies,
•	the time and costs of obtaining and maintaining regulatory clearances for our products that are subject to such clearances,
•	the costs involved in filing, protecting and enforcing patent claims,
•	competing technological and market developments,
•	the cost of acquiring additional and/or operating existing manufacturing facilities for our various products and potential products (depending on which products we decide to manufacture and continue to manufacture ourselves), and
•	the costs of marketing and commercializing our products.

     We can offer no assurance that, if needed, any of these financing alternatives will be available to us on terms that would be acceptable, if at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

We contract with DSM, a third-party supplier based in Europe, to produce our ARA oil. Although we purchase ARA oil in U.S. dollars, this price is based upon exchange rates between the U.S. dollar and the Euro. Fluctuations in the exchange rate between the U.S. dollar and the Euro will impact our cost of ARA oil and gross margins. A 5% change in the exchange rate would impact gross margins of our infant formula products by approximately 1.5% to 2%. Although we expect the price that we pay for ARA oil will continue to decrease as volume increases, such price decreases could be affected by exchange rate fluctuations. We currently do not hedge this exposure.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED BALANCE SHEETS

	October 31,

In thousands, except share and per share data	2002	2001

Assets
Current assets
Cash and cash equivalents	$20,419	$20,645
Short-term investments and marketable securities	2,000	6,037
Accounts receivable, net	9,597	5,101
Inventories, net	9,718	6,466
Other current assets	1,312	800

Total current assets	43,046	39,049
Property, plant and equipment, net	36,506	16,724
Goodwill	25,568	—
Intangible asset – current products, net	10,295	—
Other intangible assets, net	8,202	773
Other assets	695	57

Total assets	$124,312	$56,603

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$3,854	$1,451
Accrued liabilities	6,687	4,108
Obligations under capital leases	111	—
Current portion of unearned revenue	1,937	1,990

Total current liabilities	12,589	7,549
Long-term portion of unearned revenue	2,246	2,353
Commitments	3,500	—
Stockholders’ equity
Preferred stock, $.01 par value, 4,700,000 shares authorized; none issued or outstanding	—	—
Series A junior participating preferred stock, $.01 par value; 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $.10 par value; 100,000,000 shares authorized; 23,331,091 and 19,552,316 shares issued and outstanding at October 31, 2002 and 2001, respectively	2,333	1,955
Additional paid-in capital	231,224	148,161
Deferred compensation	(20)	(89)
Accumulated other comprehensive income	—	1
Accumulated deficit	(127,560)	(103,327)

Total stockholders’ equity	105,977	46,701

Total liabilities and stockholders’ equity	$124,312	$56,603

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended October 31,

In thousands, except share and per share data	2002	2001	2000

Revenues
Product sales and royalties:
Nutritional product sales	$44,703	$15,579	$5,924
Other product sales	789	1,774	1,854
Royalties	411	1,222	948

Total product sales and royalties	45,903	18,575	8,726
Other revenue	152	249	951

Total revenues	46,055	18,824	9,677
Costs and expenses
Cost of product sales and royalties	29,794	12,554	7,092
Research and development	11,648	12,705	12,517
Acquired in-process research and development	15,788	—	—
Restructuring charge	1,266	—	—
Selling, general and administrative	12,344	7,969	6,942
Other operating expenses	406	565	—

Total costs and expenses	71,246	33,793	26,551

Loss from operations	(25,191)	(14,969)	(16,874)
Other income (expense)
Interest income	607	1,123	1,240
Interest expense	(9)	(9)	(193)
Other income	360	153	100

Total other income, net	958	1,267	1,147

Net loss	$(24,233)	$(13,702)	$(15,727)

Net loss per share, basic and diluted	$(1.10)	$(0.73)	$(0.91)

Weighted average common shares outstanding	21,982,117	18,863,924	17,335,403

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
In thousands, except share data			Additional		Other
	Common Stock	Common Stock	Paid-in	Deferred	Comprehensive	Accumulated
	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Total

Balance at October 31, 1999	16,492,229	$1,649	$107,447	$—	$(27)	$(73,898)	$35,172
Issuance of common stock and warrants in private placement, net of issuance costs	845,652	85	10,128	—	—	—	10,212
Exercise of stock options, and warrants	468,198	47	5,554	—	—	—	5,601
Deferred compensation on stock options	—	—	346	(346)	—	—	—
Amortization of deferred compensation	—	—	—	173	—	—	173
Net loss	—	—	—	—	—	(15,727)	(15,727)
Other comprehensive income:
Unrealized gain on investments	—	—	—	—	25	—	25

Comprehensive loss							(15,703)

Balance at October 31, 2000	17,806,079	1,781	123,475	(173)	(2)	(89,625)	35,455
Issuance of common stock and warrants in private placement, net of issuance costs	1,279,237	128	18,582	—	—	—	18,710
Exercise of stock options and warrants	467,000	47	5,877	—	—	—	5,924
Deferred compensation on stock options	—	—	227	(227)	—	—	—
Amortization of deferred compensation	—	—	—	312	—	—	312
Net loss	—	—	—	—	—	(13,702)	(13,702)
Other comprehensive income:
Unrealized gain on investments	—	—	—	—	3	—	3

Comprehensive loss							(13,699)

Balance at October 31, 2001	19,522,316	1,955	148,161	(89)	1	(103,327)	46,701
Issuance of common stock in private placement, net of issuance costs	1,177,000	118	21,171	—	—	—	21,289
Exercise of stock options and warrants	836,047	84	9,977	—	—	—	10,061
Deferred compensation on stock options	—	—	149	(149)	—	—	—
Amortization of deferred compensation	—	—	—	218	—	—	218
Shares issued in connection with purchase of OmegaTech, Inc.	1,765,728	176	51,766	—	—	—	51,942
Net loss	—	—	—	—	—	(24,233)	(24,233)
Other comprehensive loss:
Unrealized loss on investments	—	—	—	—	(1)	—	(1)

Comprehensive loss							(24,234)

Balance at October 31, 2002	23,331,091	$2,333	$231,224	$(20)	$—	$(127,560)	$105,977

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended October 31,

In thousands	2002	2001	2000

Operating activities
Net loss	$(24,233)	$(13,702)	$(15,727)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,861	1,720	1,552
Amortization	772	239	7
Amortization of deferred compensation	218	312	173
Acquired in-process research and development	15,788	—	—
Other non-cash items	—	—	261
Changes in operating assets and liabilities:
Accounts receivable	(3,934)	(2,581)	(874)
Inventories	(1,967)	(1,341)	90
Other assets	(746)	1,065	(1,439)
Accounts payable	(385)	503	255
Accrued liabilities	(588)	128	2,650
Unearned revenue	(160)	(245)	4,588

Net cash used in operating activities	(13,374)	(13,902)	(8,464)
Investing activities
Purchase of short-term investments and marketable securities	(9,967)	(37,028)	(26,971)
Proceeds from sale of short-term investments and marketable securities	14,000	47,576	25,565
Capitalization of patent costs	(1,230)	(547)	(472)
Purchase of property, plant and equipment	(21,108)	(2,298)	(2,229)
Cash impact of purchase transaction	191	—	—

Net cash (used in) provided by investing activities	(18,114)	7,703	(4,107)
Financing activities
Repayment of notes payable	—	(472)	(1,479)
Principal payments on capital leases	(88)	—	—
Proceeds from the exercise of warrants and options	10,061	5,924	5,339
Proceeds from the issuance of common stock and warrants in private placement	21,289	18,710	10,213

Net cash provided by financing activities	31,262	24,162	14,073

Net (decrease) increase in cash and cash equivalents	(226)	17,963	1,502
Cash and cash equivalents at beginning of year	20,645	2,682	1,180

Cash and cash equivalents at end of year	$20,419	$20,645	$2,682

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION & BUSINESS DESCRIPTION

Martek Biosciences Corporation (the “Company” or “Martek”), a Delaware corporation, was founded in 1985. The Company develops, manufactures and sells products from microalgae. The Company’s products include: (1) nutritional oils used in infant formula, nutritional supplements and food fortification ingredients; and (2) new, powerful fluorescent markers for diagnostics, rapid miniaturized screening, and gene and protein detection.

     Martek’s nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants, and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked to a variety of health risks, including cardiovascular problems, cancer and various neurological and visual disorders. Research is underway to assess what impact, if any, supplementation with the Company’s DHA will have on these health risks. Martek’s fluorescent detection products and technologies can aid researchers in drug discovery and diagnostics. The Company is also developing additional applications of its patented technology based upon microalgae including its algal genomics technology.

     In April 2002, the Company acquired OmegaTech, Inc. (“OmegaTech”) a low-cost algal DHA producer located in Boulder, Colorado. Subsequent to the acquisition, OmegaTech’s name was changed to Martek Biosciences Boulder Corporation (“Martek Boulder”). OmegaTech had been in the fermentable DHA business since 1987 and had accumulated over 100 issued and pending patents protecting its DHA technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation The consolidated financial statements include the accounts of Martek and its wholly owned subsidiary, Martek Boulder, after elimination of all significant intercompany balances and transactions.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information The Company currently operates in one business segment, that being the development and commercialization of novel products from microalgae. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate separate lines of business or separate business entities with respect to its products or product candidates. Accordingly, the Company does not accumulate discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

Revenue Recognition The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Revenue is recognized on product sales when goods are shipped. Royalty revenue is recognized when product is sold to the end user. Revenue from licensing agreements is deferred and recognized over the term of the agreement, or in certain circumstances, when milestones are met. Revenues on cost reimbursement and fixed price contracts are recognized on the percentage of completion method of accounting as costs are incurred. Revenue recognized is not subject to repayment. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned. At October 31, 2002, the Company had approximately $1.9 million in short-term and $2.2 million in long-term unearned revenue relating to third-party license agreements and prepayments on product purchases.

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

Research and Development Research and development costs are charged to operations as incurred and include internal labor, material and overhead costs associated with the Company’s ongoing research and development activity, in addition to third-party costs for contracted work as well as ongoing clinical trial costs. Over 40% of the Company’s research and development expenditures in 2002 were associated with development activity at the Winchester, KY plant. The Company’s total research and development expense was approximately $11.6 million in 2002, $12.7 million in 2001 and $12.5 million in 2000.

Advertising Costs All advertising costs are expensed when

incurred. Advertising costs expensed for the years ended October 31, 2002, 2001 and 2000 approximated $1.2 million, $1.2 million, and $1.7 million, respectively.

Interest Interest paid by the Company amounted to approximately $4,000 in 2002, $10,000 in 2001 and $197,000 in 1999.

Income Taxes Under the SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of the asset may not be realized through future taxable earnings. For the years ended October 31, 2002, 2001 and 2000 the Company paid no income taxes.

Net Loss Per Share Net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from stock options and warrants are excluded as their effect is antidilutive.

Comprehensive Income (Loss) Under SFAS No. 130, the Company is required to display comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) is comprised of net earnings (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). The Company includes unrealized holding gains and losses on available-for-sale securities in other comprehensive income (loss) on its Consolidated Statements of Stockholders’ Equity.

Cash and Cash Equivalents Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

Short-Term Investments and Marketable Securities The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at specific identifi- cation cost and consist of U.S. government obligations or U.S. agency obligations with average maturities of less than one year. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary are included in other income, based on the specific identification method.

Fair Value of Financial Instruments The Company considers the recorded cost of its financial assets and liabilities, which consists primarily of cash and cash equivalents, short-term investments and marketable securities, accounts receivable and accounts payable, to approximate the fair value of the respective assets and liabilities at October 31, 2002.

Concentration of Credit Risk and Significant Customers Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company’s reserve for uncollectible accounts at October 31, 2002 and 2001 was not material. The Company grants credit to customers based on evaluations of their financial condition, generally without requiring collateral. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company’s customer base. However, the credit risk is reduced through the Company’s efforts to monitor its exposure for credit losses and maintain allowances, if necessary. Two customers accounted for approximately 79% of the Company’s sales for fiscal 2002, 72% for fiscal 2001 and 34% for fiscal 2000. These two customers accounted for approximately 73% and 80% of the Company’s outstanding accounts receivable balance at October 31, 2002 and 2001, respectively. The Company’s policy is to perform an analysis of the recoverability of its trade accounts receivable at the end of each reporting period and to establish allowances for those accounts considered uncollectible. The Company analyzes historical bad debts, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventories Inventories are stated at the lower of cost or market, reflect appropriate reserves for potential obsolete, slow- moving or otherwise impaired material, and include appropriate elements of material, labor and indirect costs. Inventories are valued using a weighted average approach that approximates the first-in, first-out method. The Company analyzes both historical and projected sales volumes and, when needed, reserves for inventory that is either obsolete, slow moving or impaired.

Property, Plant and Equipment Property, plant and equipment, including leasehold improvements, are stated at cost and depreciated or amortized when placed into service using the straight-line method, based on useful lives which are twenty years for the Company’s fermentation plant, fifteen years for the Company’s oil processing plant, generally ten years for machinery and equipment, five years for furniture and fixtures, and the shorter of the useful life or the lease term for leasehold improvements. Costs for capital assets not yet placed into service, including those related to expansion of the Company’s Winchester, KY fermentation facility, have been capitalized as construction in progress and will be depreciated in accordance with the above guidelines once placed into service.

Goodwill and Purchased Intangible Assets In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142

Notes to Financial Consolidated Statements (continued)

requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

     The Company recorded goodwill and purchased intangible assets in its acquisition of OmegaTech in April, 2002 (see Note 3). The goodwill acquired in the OmegaTech acquisition is subject to the provisions of SFAS 142 and accordingly, is not being amortized. The Company is required to perform an annual impairment review of its goodwill balance beginning with a recurring annual measurement date. The Company has chosen August 1 to be its annual measurement date for its annual impairment review and will perform its first review as of August 1, 2003.

     Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally ten to fifteen years.

Impairment of Long-Lived Assets The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, the Company has not incurred any impairment losses.

Patents Patents include issued and pending patents and are stated at cost. Amortization of patents and patent-related costs is recorded using the straight-line method over the legal lives of the patents, generally for periods up to 17 years. The carrying value of patents is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a patent may not be recoverable. Recoverability of patents is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the patent. If such patents are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Patent-related amortization expense was approximately $356,000 in 2002, $239,000 in 2001 and $7,000 in 2000. Accumulated patent amortization totaled approximately $602,000 and $246,000 at October 31, 2002 and 2001, respectively.

Stock-Based Compensation The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 allows companies to either account for employee stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, “Accounting for Stock Issued to Employees.” The Company has elected to continue accounting for its employee stock-based compensation in accordance with the provisions of APB No. 25. Stock-based compensation for non-employees is accounted for using the fair value method in accordance with SFAS No. 123. The Company has made pro forma disclosures required by SFAS No. 123 for all options granted (see Note 13).

Reclassification Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements In October 2001, FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). The Statement supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of “(SFAS 121), however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be held and used. SFAS 142 is effective for the Company beginning November 1, 2002. The Company does not expect the provisions of SFAS 144 to have a material impact on its financial position, results of operations or liquidity.

     In June 2002, the FASB issued Statement of Financial Accounting Standard Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. SFAS 146 nullifies previous accounting guidance and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material impact on its financial position, results of operations or liquidity.

3. ACQUISITION OF OMEGATECH, INC.

     On April 25, 2002, the Company completed its purchase of OmegaTech, Inc., a DHA-producer located in Boulder, Colorado. Upon the completion of the acquisition, OmegaTech became a wholly-owned subsidiary of the Company and its name was changed to Martek Biosciences Boulder Corporation.

     The Company issued 1,765,728 shares of the Company’s common stock in exchange for all of the outstanding capital stock of OmegaTech. A portion of the stock proceeds from this issuance were used by the former OmegaTech shareholders to pay off certain pre-closing liabilities to certain lenders and vendors of OmegaTech, and to certain employees to satisfy certain liabilities of OmegaTech. The aggregate purchase price for OmegaTech was approximately $54.1 million, of which approx-

imately $49.3 million was related to the value of 1,765,728 shares of the Company’s common stock ($1.5 million of which related to OmegaTech transaction costs paid by the Company), approximately $2.1 million was for the Company’s acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The purchase agreement also provides for additional stock consideration of up to $40 million if certain milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives through October 2004) and two relate to regulatory and labeling approvals in the U.S. and Europe. The total Martek common stock that may be issued relating to this additional consideration is approximately 1.4 million shares based on the closing deal price of $27.88 per share, but may increase to approximately 2.3 million shares depending on the average market price of the Company’s stock on the dates that the milestones are achieved. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and, accordingly, the results of operations of OmegaTech have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assets and liabilities of OmegaTech based on their fair value.

     As part of the purchase price allocation, all intangible assets that were a part of the acquisition were identified and valued. It was determined that the technology assets acquired had continuing value. As a result of this identification and valuation process, the Company allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired in-process research and development was charged to expense as of the date of the acquisition. The Company has revised the preliminary purchase price allocation as of October 31, 2002, as permitted under SFAS 142, primarily to adjust the life and assigned value to the trademarks acquired in the acquisition to properly reflect the Company’s marketing strategy.

     As a result of the revised valuation of the purchase price and identification of related assets, the Company allocated the following to identifiable intangible assets at October 31, 2002:

	Fair Value	Estimated
Intangible Asset	(in thousands)	Useful Life

Trademarks	$1,803	15 years
Patents	$3,039	10 years
Core technology	$1,708	15 years
Current products	$10,676	15 years

     The excess of the purchase price over the fair value of tangible and identifiable intangible net assets of approximately $25.6 million, has been allocated to goodwill. In accordance with SFAS No. 142, this amount will not be systematically amortized but, rather, the Company will perform an annual assessment for impairment by applying a fair-value-based test.

     The aggregate purchase price of approximately $54.1 million, including acquisition costs, was allocated as follows:

In thousands
Trademarks	$1,803
Patents	3,039
Core technology	1,708
Current products	10,676
In-process research and development	15,788
Goodwill	25,568

Total intangible assets purchased	58,582
Tangible net liabilities assumed at fair value	(4,517)

Total aggregate purchase price	$54,065

     The above allocation of the purchase is subject to revision based on the final determination of fair values, including the final assessment of certain tax matters, and is anticipated to be completed during the Company’s second quarter of fiscal year 2003.

     The following unaudited pro forma operating results combine the results of the Company for the years ended October 31, 2002 and 2001 with the results of the former OmegaTech entity for the years ended October 31, 2002 and 2001, assuming the acquisition had been consummated at the beginning of each period. These pro forma amounts for both periods presented exclude the one-time charge of $15.8 million for in-process research and development related to the acquisition.

	For the year ended
	October 31,
In thousands, except per share data	2002	2001

Revenues	$48,862	$25,698
Net loss	$(14,493)	$(29,796)
Net loss per share – basic and diluted	$(0.63)	$(1.44)
Weighted average shares outstanding	22,865	20,630

4. SALE OF STABLE ISOTOPES PRODUCT LINE

On November 1, 2001 the Company sold the assets, consisting primarily of inventory and technology, surrounding the former stable isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, Martek received approximately $800,000 for the assets of the stable isotope business. The Company also retained an ongoing royalty from future reagent sales for five years, up to a maximum of

$500,000, and also received a 9% equity position and royalty interest in a new company that was formed to pursue the high-end protein labeling technology. As of October 31, 2002 the value of the investment in the new company was fully reserved. During 2002, the Company recognized approximately $106,000 in royalty revenue in connection with this arrangement.

5. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at specific identification and have average maturities of under one year. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. The amount of unrealized holding gain (loss) on these available-for-sale securities was $(14) and $1,015 at October 31, 2002 and 2001, respectively. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, based on the specific identification method. There were no realized gains or losses recorded for the years ended October 31, 2002, 2001, or 2000. Available-for-sale securities consisted of U.S. government and agency obligations and totaled approximately $2.0 million and $6.0 million at October 31, 2002 and 2001, respectively. At October 31, 2002 and 2001, the estimated fair value of these securities approximated cost.

6. INVENTORIES

Inventories consisted of the following:

	October 31,
In thousands	2002	2001

Finished products	$3,443	$5,575
Work in process	6,078	711
Raw materials	397	274

Total inventory	9,918	6,560
Less inventory reserve	(200)	(94)

Inventory, net	$9,718	$6,466

     Approximately $1.9 million of the inventory balance in 2002 as compared to 2001 related to inventory purchased in the OmegaTech transaction used for the food and beverage and animal feed markets.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	October 31,
In thousands	2002	2001

Land	$150	$150
Building and improvements	1,871	1,795
Machinery and equipment	23,906	21,335
Furniture and fixtures	1,598	1,017
Leasehold improvements	556	496
Construction in progress	19,960	1,605

Property, plant and equipment	48,041	26,398
Less accumulated depreciation	(11,535)	(9,674)

Net property, plant and equipment	$36,506	$16,724

     Depreciation and amortization expense on property, plant and equipment amounted to approximately $1.9 million, $1.7 million and $1.6 million for the years ended October 31, 2002, 2001, and 2000, respectively.

8. GOODWILL AND INTANGIBLE ASSETS

As of October 31, 2002 and 2001, the Company’s intangible assets and related accumulated amortization consisted of the following:

	As of October 31, 2002			As of October 31, 2001

In thousands
		Accumulated			Accumulated
Intangible Asset	Gross	Amortization	Net	Gross	Amortization	Net

Trademarks	$1,809	$—	$1,809	$—	$—	$—
Patents	5,287	602	4,685	1,019	246	773
Core technology	1,708	—	1,708	—	—	—
Current products	10,676	381	10,295	—	—	—
Goodwill	25,568	—	25,568	—	—	—

Total	$45,048	$983	$44,065	$1,019	$246	$773

     The Company recorded amortization expense of approximately $772,000 in 2002, $239,000 in 2001 and $7,000 in 2000. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years will be approximately $1.5 million.

9. NOTES PAYABLE

At October 31, 2002, the Company had no outstanding notes payable. Two term loans, which were used to finance the Company’s fermentation and extraction facilities in Winchester, KY were paid down in full in July 2000 and March 2001.

10. RESTRUCTURING CHARGE

On July 29, 2002, the Company announced a restructuring of the food and beverage sales and marketing efforts. As part of this restructuring, eight employees and five consultants associated with food and beverage sales were terminated. A one-time operating charge of approximately $1.3 million was recorded in fiscal year 2002 to account for severance and other costs associated with this restructuring. Employee separation benefits of approximately $766,000 under the restructuring plan include severance, medical, and other benefits. Other costs of the restructuring, totaling approximately $500,000, include consultant termination costs, idle office space and professional fees. As of October 31, 2002, approximately $242,000 has been paid in employee separation benefits and approximately $187,000 has been paid in other costs, resulting in a remaining accrued liability related to the restructuring of approximately $837,000, relating primarily to certain contractual liabilities as of the restructuring date.

11. COMMITMENTS

Leases The Company leases its Maryland premises under an operating lease agreement that expires in November 2004. The terms of the lease call for annual rent escalations of 3%. The Company has an option to extend the lease for five additional years at 95% of the then-prevailing fair rental value. The Company also leases its premises in Boulder, Colorado under an operating lease that expires in May 2005. The terms of the lease call for annual rent escalations based on CPI, not to exceed 5%. Additionally, the Company leases certain equipment classified as operating leases at its Winchester, KY manufacturing facility and its Boulder, CO offices. Rent expense was approximately $742,000 in 2002, $434,000 in 2001 and $403,000 in 2000. The Company received sublease income of approximately $352,000 in 2002, $133,000 in 2001 and $98,000 in 2000 for office and lab space that it subleases in Columbia, MD.

     Future minimum lease payments under operating leases at October 31, 2002, assuming the Company will not exercise any additional cancellation, renewal or expansion rights it has under the leases, are as follows

In thousands	Rent Expense	Sublet Income	Net Expense

2003	$695	$301	$394
2004	687	171	516
2005	600	—	600
2006	4	—	4
2007 and after	—	—	—

	$1,986	$472	$1,514

     The Company has four capital leases covering lab equipment and furniture at its Boulder office with a recorded value of $169,000 and accumulated amortization of $9,000 at October 31, 2002. All four of these capital leases expire during fiscal year 2003 with future minimum lease payments totaling approximately $111,000. Depreciation for the assets under these leases since the date of acquisition is included in the Company’s depreciation expense for fiscal year 2002.

Scientific Research Collaborations The Company has entered into various collaborative research and license agreements for its non-nutritional algal technology. Under these agreements, the Company is required to fund research or to collaborate on the development of potential products. The Company currently has no commitments to fund such future development activities. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations. For the year ended October 31, 2002 and 2001, Martek incurred approximately $106,00 and $27,000, respectively, in royalties under such agreements pertaining to the Company’s fluorescent detection products.

Government Grants Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 2002, would not have a material effect on the financial statements.

Royalties The Company is a party to a settlement agreement in which OmegaTech had previously licensed and then transferred back certain technology relating to human and animal applications for DHA developed by a third party. The 10-year agreement calls for minimum cash payments as well as ongoing royalties to the third party upon the sale of products containing OmegaTech’s DHA oil. Under the agreement, the Company must pay royalties of 5% on net sales for human application and aquaculture products, and 2% on net sales for animal application products for sales of DHA derived from OmegaTech’s patented organism. Commencing with the year ending June 30, 2003 through the year ending June 30, 2010, the agreement is subject to annual minimums of $500,000. A $3 million payment is due at the end of the term of the agreement on July 31, 2010. The Company has estimated the present value of the future minimum payments due under this agreement to be approximately $4 million, and has accrued $3.5 million of this amount in long-term liabilities and $500,000 in accrued liabilities at October 31, 2002 as part of its purchase price allocation (see Note 16 “Subsequent Event” for additional information).

Purchase Commitments Martek currently contracts with a third-party supplier to produce its arachidonic acid oil. At October 31, 2002, the Company had outstanding inventory purchase commitments to this supplier totaling approximately $3.9 million.

     As a result of the acquisition of OmegaTech, the Company is subject to a prior commitment to purchase a minimum quantity of DHA biomass for use in products other than infant formula from a third-party manufacturer. The three-year commitment expires on December 31, 2004 and totals approximately $2.4 million per year. From April 25, 2002 to October 31, 2002, the Company purchased approximately $926,000 of DHA biomass under this commitment.

Notes to Consolidated Financial Statements (continued)

Other The Company is involved in various legal actions concerning its intellectual property. Management believes that these actions will not materially affect the Company’s consolidated financial position or results of operations.

12. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. License fees are recorded as unearned revenue and amortized on a straight-line basis over the term of the agreement. During 2000, the Company received license fees and pre-payments of royalties and product purchases of approximately $4.6 million, of which approximately $159,000, $225,000 and $72,000 was recognized as license and royalty revenue for the years ended October 31, 2002, 2001 and 2000, respectively.

     The balance of these license fees, prepaid royalties and prepaid purchases remaining in unearned revenue was approximately $4.2 million at October 31, 2002 and $4.3 million at October 31, 2001.

     Certain license agreements include ongoing royalty payments, which are based upon a percentage of product sales. The Company’s total royalty revenues were approximately $411,000 in 2002, $1.2 million in 2001 and $948,000 in 2000.

13. CAPITAL ACCOUNTS

Private Placement of Common Stock On February 8, 2000, the Company sold 845,652 shares of the its common stock and issued warrants to purchase 253,695 shares of common stock in a private placement, resulting in net proceeds of approximately $10.3 million. The stock was issued at $12.12 per share, representing a thirty-day average trading price. The warrants are exercisable for a period of three years from date of issuance at $14.55 per share.

     On March 2, 2001, the Company sold 1,279,237 shares of its common stock and issued warrants to purchase 319,811 shares of common stock in a private placement, resulting in net proceeds of approximately $18.7 million. The stock was issued at $15.875 per share, representing the closing market price on February 27, 2001. The warrants are exercisable for a period of five years from the date of issuance at $19.05 per share.

     On December 17, 2001, the Company sold 1,177,000 shares of its common stock in a private placement resulting in net proceeds to the Company of approximately $21.3 million. The stock was issued at a price of $19.25 per share.

     At October 31, 2002 the Company had warrants outstanding to purchase up to 362,677 shares of common stock. These warrants had a weighted average exercise price of $17.67 per share and a weighted average remaining contractual life of 2.4 years at October 31, 2002.

Stock Option Plan Options to purchase common stock under the Company’s 1997 Stock Option Plan and the Company’s 2002 Stock Incentive Plan, collectively referred to as the “Option Plans,” are granted at prices as determined by the Board of Directors, but shall not be less than the fair market value of the Company’s common stock on the date of grant. The options are a mix of qualified and nonqualified and generally vest over a period of up to five years. The Company’s Board of Directors determines the exercise dates and term of options (up to a maximum of ten years from the date of grant).

     As result of the Company’s purchase of OmegaTech, the Company assumed 154,589 options from the OmegaTech, Inc. 1996 Stock Option Plan (“OmegaTech Plan”). No new options may be issued under this plan as of the date of the purchase. Under the OmegaTech Plan, prices were determined by the Board of Directors, but at an exercise price not less than the fair market value of OmegaTech’s common stock on the date of grant. The options are a mix of qualified and nonqualified and were all 100% vested as of the purchase date.

     Details of shares under option were as follows:

		Weighted
	Number of	Average
Shares in thousands	Shares	Price/Share

Options outstanding at October 31, 1999	2,168	$13.16

Granted	940	$13.74
Exercised	(242)	$9.94
Canceled	(53)	$15.27

Options outstanding at October 31, 2000	2,813	$13.40
Options exercisable at October 31, 2000	1,389	$14.80

Granted	863	$16.03
Exercised	(203)	$10.59
Canceled	(37)	$16.81

Options outstanding at October 31, 2001	3,436	$14.17
Options exercisable at October 31, 2001	1,907	$14.63

Granted	1,554	$25.99
Exercised	(500)	$12.86
Canceled	(332)	$25.14

Options outstanding at October 31, 2002	4,158	$17.82
Options exercisable at October 31, 2002	2,603	$15.74

     The Company issued 9,000 options to non-employees during the year ended October 31, 2002 and 24,000 in 2001. These options have vesting periods of between 0-24 months. The fair value of these options has been recorded as deferred compensation and is being amortized over the performance period, which is generally 12 months. Under variable plan accounting, the value of the unvested options will be re-measured and recognized in income at each reporting date until fully vested.

     A total of 789,080 shares of common stock was available for future grants under the Option Plans at October 31, 2002. The weighted average contractual life for all options outstanding under the Option Plans at October 31, 2002 was 7.4 years.

     Detailed information on the options outstanding on October 31, 2002 by price range is set forth below:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

Shares in thousands		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Remaining	Average
Range of	Options	Contractual	Exercise	Shares	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.12-9.75	662	5.8	$6.92	579	$6.78
$10.25-14.57	1,536	7.1	$13.14	1,158	$13.03
$15.50-19.50	596	7.2	$18.04	318	$18.08
$21.68-25.00	261	8.7	$23.63	38	$23.73
$25.50-29.30	931	9.2	$28.70	337	$28.51
$32.88-34.25	172	3.4	$33.00	173	$33.00

	4,158	7.4	$17.82	2,603	$15.74

Directors’ Stock Option Plan In 1994, the Company established a Directors’ Stock Option Plan (“Directors’ Plan”). The Directors’ Plan provided for the award of stock options to non-employee directors. At October 31, 2002, 125,800 options were outstanding and no additional options were available for future grant under the Directors’ Plan. The weighted average contractual life for all options outstanding under the Directors’ Plan at October 31, 2002 was 3.8 years. No awards were made under the Director’s Plan after 1998. During 2002, Directors of the Company received option grants under the Company’s Option Plans.

Pro Forma Disclosure The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The Company generally does not issue options at values less than fair market value. The effects of applying SFAS No. 123 on 2002, 2001 and 2000 pro forma net loss and per share calculations as stated below are not necessarily representative of effects on reported net income and earnings per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Had compensation expense for the Company’s stock option incentive plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company’s net loss in fiscal years 2002, 2001 and 2000 would have been approximately $40.2 million, $20.8 million and $21.4 million, or $1.83, $1.10 and $1.24 per share, respectively. The weighted average fair market value of the options granted during fiscal year 2002 is estimated at $18.74 per share for options whose exercise price equals fair market value on the date of the grant, using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 68.2%, risk- free interest rate of 4.5% and average expected life of approximately seven years.

Stockholder Rights Plan In January 1996, the Board of Directors adopted a Stockholder Rights Plan (“Rights Plan”) in which preferred stock purchase rights (“Rights”) have been granted as a dividend at the rate of one Right for each share of the Company’s common stock held of record at the close of business on February 7, 1996. Each Right provides the holder the opportunity to purchase 1/1000th of a share of Series A Junior Participating Preferred Stock under certain circumstances at a price of $150 per share of such preferred stock. All rights expire on February 7, 2006.

     At the time of adoption of the Rights Plan, the Rights were neither exercisable nor traded separately from the common stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the common stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the common stock. Ten days after a public announcement that a person or group has become the beneficial owner of 20% or more of the common stock, each holder of a Right, other than the acquiring person, would be entitled to purchase $300 worth of the common stock of the Company for each Right at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the common stock at one-half of the then-current price.

     If the Company is acquired in a merger, or 50% or more of the Company’s assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase $300 worth of common stock of the acquiring company at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the acquiring company’s common stock at one-half of the then-current market price.

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

14. INCOME TAXES

The difference between the tax provision and the amount that would be computed by applying the statutory Federal income tax rate to income before taxes is attributable to the following:

	Year Ended October 31,
In thousands	2002	2001	2000

Federal income tax benefit at 34%	$(8,239)	$(4,659)	$(5,347)
Permanent items	5,088	22	18
State taxes	(428)	(630)	(724)
Change in valuation allowance	3,579	5,267	6,053

Total expense	—	$—	$—

Notes to Consolidated Financial Statements (continued)

     Permanent items increased substantially from the prior years because of the non-deductibility of certain items charged to expense related to the OmegaTech acquisition. Additionally, deferred tax liabilities increased because of the purchased identified intangibles from OmegaTech.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	October 31,
In thousands	2002	2001

Deferred tax assets:
Patent expenses	$561		$517
Net operating loss carryforwards	65,084		37,571
Deferred revenue	1,615		1,677
Other	2,351		426

Total assets	$69,611		$40,191
Deferred tax liabilities:
Depreciation	$(564)	$	(482)
Identified intangibles	(6,411)		—

Total liabilities	(6,975)		(482)

Net deferred tax asset	62,636		39,709
Valuation allowance	(62,636)		(39,709)

Net deferred tax asset	$—		$—

     The Company recognized a valuation allowance to the full extent of its deferred tax assets since the likelihood of realization of the benefit cannot be determined. At October 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $168.6 million, of which approximately $37.2 were assumed in the purchase of OmegaTech and $22.1 were a result of stock option exercises. These net operating loss carryforwards will expire, if unused, in the year 2003 through the year 2022.

     Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The effects of any potential ownership changes, if any, have not been analyzed by the Company.

15. EMPLOYEE 401(K) PLAN

The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 2002, the Company had not contributed to the plan.

16. SUBSEQUENT EVENT

In connection with the purchase of OmegaTech, the Company assumed an obligation to pay a minimum of $7 million over the next eight years associated with an agreement with a third party relating to human and animal applications for OmegaTech’s DHA. On December 20, 2002 the Company signed an amendment to this agreement under which the Company paid $500,000 and signed a promissory note for $3.3 million in exchange for the discharge of all future obligations under the agreement. The first payment under the note of $1.0 million is payable in August of 2003 with the remainder due in December of 2003. As of October 31, 2002, the Company had accrued $4.0 million, the approximate present value of this commitment. The difference between the accrual and the actual payments will be offset to goodwill in fiscal year 2003.

17. QUARTERLY FINANCIAL INFORMATION (unaudited)

Quarterly financial information for fiscal 2002 and 2001 is presented in the following table:

In thousands,	1st	2nd	3rd	4th
except per share data	Quarter	Quarter	Quarter	Quarter

2002
Total revenues	$5,970	$11,423	$13,544	$15,118
Income (loss) from operations	(3,206)	(18,178)	(3,977)	170
Net income (loss)	(2,947)	(17,917)	(3,744)	375
Net income (loss) per share, basic	(0.15)	(0.84)	(0.16)	0.02
Net income (loss) per share, diluted	(0.15)	(0.84)	(0.16)	0.02
2001
Total revenues	$3,496	$4,013	$5,565	$5,750
Loss from operations	(3,857)	(3,606)	(3,657)	(3,849)
Net loss	(3,576)	(3,240)	(3,311)	(3,575)
Net loss per share, basic and diluted	(0.20)	(0.17)	(0.17)	(0.18)

REPORT OF INDEPENDENT AUDITORS

Board of Directors Martek Biosciences Corporation

We have audited the accompanying consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martek Biosciences Corporation at October 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States.

McLean, Virginia December 10, 2002 except for Note 16 as to which the date is December 20, 2002

Stock Description and Form 10-K
The Company’s common stock is traded on the NASDAQ
National Market System under the symbol MATK. As of
December 31, 2002, there were approximately 385 holders of
record of the Company’s common stock. No cash dividends
have been paid on the common stock and the Company does
not anticipate paying any cash dividend in the foreseeable
future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the
Company’s common stock as reported by NASDAQ:

Price Range of Common Stock

Fiscal 2001	High	Low

November 1, 2000 – January 31, 2001	$21.63	$12.00
February 1, 2001 – April 30, 2001	$19.13	$12.25
May 1, 2001 – July 31, 2001	$28.50	$13.73
August 1, 2001 – October 31, 2001	$24.25	$14.00

Fiscal 2002	High	Low

November 1, 2001 – January 31, 2002	$30.90	$19.12
February 1, 2002 – April 30, 2002	$34.25	$25.09
May 1, 2002 – July 31, 2002	$30.80	$13.82
August 1, 2002 – October 31, 2002	$18.53	$12.50

Neuromins®, DHA Gold®, DHASCO® and ARASCO®
are registered trademarks of the Company.
Solaray® is a registered trademark of Nutraceutical Corporation.
Natrol® is a registered trademark of Natrol Inc.
Nature’s Way® is a registered trademark of Nature’s Way.
Source Naturals® is a registered trademark of Source Naturals, Inc.
Whole Foods® is a registered trademark of Whole Foods Market, Inc.
Enfamil LIPILTM is a trademark of Mead Johnson Nutritionals.
Coca-Cola® and Coke® are registered trademarks of the Coca-Cola Company

© 2003 Martek Biosciences Corporation.
All rights reserved.