Form 10-K, Exhibit 13
period 2003-10-31
MARTEK BIOSCIENCES CORP
filed 2004-01-29
CIK 892025

MARTEK BIOSCIENCES CORPORATION
SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes contained in this Annual Report.

	Year Ended October 31,

In thousands except per share data	2003	2002	2001	2000	1999

Consolidated Statements of Operations Data
Revenues
Product sales	$112,041	$45,903	$18,575	$8,726	$5,744
Contract manufacturing sales	2,439	—	—	—	—
Other revenues	257	152	249	951	389

Total revenues	114,737	46,055	18,824	9,677	6,133
Costs and expenses
Cost of product sales	66,347	29,794	12,554	7,092	4,209
Cost of contract manufacturing sales	2,192	—	—	—	—
Research and development	12,218	11,648	12,705	12,517	10,309
Acquired in-process research and development	—	15,788	—	—	—
Selling, general and administrative	17,211	12,344	7,969	6,942	6,822
Restructuring charge	(250)	1,266	—	—	—
Other operating expenses	1,943	406	565	—	—

Total costs and expenses	99,661	71,246	33,793	26,551	21,340

Income (loss) from operations	15,076	(25,191)	(14,969)	(16,874)	(15,207)
Other income, net	916	958	1,267	1,147	359

Net income (loss)	$15,992	$(24,233)	$(13,702)	$(15,727)	$(14,848)

Net income (loss) per share, basic	$0.63	$(1.10)	$(0.73)	$(0.91)	$(0.95)

Net income (loss) per share, diluted	$0.58	$(1.10)	$(0.73)	$(0.91)	$(0.95)

Weighted average common shares outstanding, basic	25,510	21,982	18,864	17,335	15,581

Weighted average common shares outstanding, diluted	27,417	21,982	18,864	17,335	15,581

	October 31,

	2003	2002	2001	2000	1999

Consolidated Balance Sheets and Other Data
Cash, cash equivalents, short-term investments and marketable securities	$96,971	$22,419	$26,682	$19,264	$16,331
Working capital	106,218	30,457	31,501	21,266	20,162
Total assets	295,523	124,312	56,603	45,442	39,145
Long-term portion of unearned revenue	8,992	2,246	2,353	2,460	—
Long-term obligations	10,441	—	—	—	472
Accumulated deficit	(111,568)	(127,560)	(103,327)	(89,625)	(73,898)
Total stockholders’ equity	243,964	105,977	46,701	35,455	35,172
Cash dividends declared – common stock	—	—	—	—	—

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENTS
FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations, including, among other things, statements concerning the following:

•	expectations regarding future revenue growth, product introductions, growth in nutritional product sales, margin and productivity improvements and potential collaborations and acquisitions;

•	expectations regarding sales to and by our infant formula licensees;

•	expectations regarding marketing of our oils by our infant formula licensees;

•	expectations regarding future efficiencies in manufacturing processes and the cost of production of our nutritional oils;

•	expectations regarding future purchases of third-party manufactured oils and expansion of third-party manufacturing facilities;

•	expectations regarding production capacity and our ability to meet future demands for our DHA and ARA oils;

•	expectations regarding future research and development costs;

•	expectations regarding the integration of the former FermPro Manufacturing, LP (“FermPro”) facility with Martek;

•	expectations regarding our expansion at our Kingstree, SC facility (formerly FermPro); and

•	expectations regarding additional capital expenditures needed in relation to our fermentation and oil processing activities.

     Forward-looking statements include those statements containing words such as the following:

•	“will,”

•	“should,”

•	“could,”

•	“anticipate,”

•	“believe,”

•	“plan,”

•	“estimate,”

•	“expect,”

•	“intend,” and other similar expressions.

     All of these forward-looking statements involve risks and uncertainties. They are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss the risks that could cause such differences in this report and in our 10-K for the year ended October 31, 2003 as well as in various other filings with the SEC.

GENERAL

Martek was founded in 1985. We are a leader in the development and commercialization of products derived from microalgae. Our leading products are nutritional oils used as ingredients in infant formula and foods and as ingredients in, and encapsulated for use as, dietary supplements. Our nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked with a variety of health risks. Research is underway to assess what impact, if any, supplementation with our DHA will have on these health risks. Additional applications of our patented technology based upon microalgae include our algal genomics technology and our currently marketed fluorescent detection products and technologies that can be used by researchers as an aid in drug discovery and diagnostics.

     In 1992, we realized our first revenues from license fees related to our nutritional oils containing DHA and ARA and sales of sample quantities of these oils. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing these oils, and in 1996 we began to realize revenues from the sale of Neuromins®, a DHA dietary supplement. In 1998, we first realized revenues from the sale of our fluorescent detection products. We currently have license agreements with fourteen infant formula manufacturers, including Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nestle, Nutricia, Novartis, Maabarot, Heinz-Wattie’s, Laboratorios Ordesa and five companies whose identities we have agreed not to disclose at this time. Collectively, these companies represent more than 70% of the estimated $8.5 to $9.5 billion worldwide wholesale market for infant formula and 100% of the estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program (“W.I.C.”) rebates. W.I.C. is a federal grant program administered by the states for the benefit of low income, nutritionally at-risk women, infants and children. Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nestle, Nutricia, Novartis and Maabarot are now marketing term infant formula products containing our oils in over 30 countries and pre-term infant formula products containing our oils in over 60 countries around the world. The seven licensees that are not currently marketing term infant formula products containing our oils represent less than 5% of the estimated worldwide wholesale market for infant formula. Supplemented term infant formulas manufactured by Mead Johnson Nutritionals, Abbott Laboratories, Wyeth and Nestle are currently being marketed in the United States.

     In April 2002, we acquired OmegaTech, Inc. (“OmegaTech” or “Martek Boulder”), a low-cost algal DHA producer located in Boulder, Colorado. OmegaTech had been in the fermentable

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

DHA business since 1987, and had accumulated over 100 issued and pending patents protecting its DHA technology. Its revenues mainly consisted of sales of DHA into the dietary supplement, food, beverage, and animal feed markets. We acquired Omega-Tech to obtain its low-cost DHA oil and related intellectual property for use in the adult supplements market and future use in the food and beverage markets. We refer to this DHA oil, which comes from a different strain of algae than the strain that we use for the production of DHA for inclusion in infant formulas, as DHA-S.

     In June 2003, the Commission of the European Community authorized the use of our DHA-S oil for human consumption. The Commission declared that our DHA-S may be marketed in the European Community as a Novel Food ingredient. This Novel Food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and medical foods in the European Community. This authorization met the requirements of one of the milestones under the OmegaTech merger agreement.

     In August 2003, we submitted a Generally Recognized as Safe (“GRAS”) notification with the U.S. Food and Drug Administration (“FDA”) relating to our DHA-S oil for use in food and beverage applications. Although our oils can be sold for these applications now, GRAS status should increase customer acceptance in the food and beverage market. We expect to receive a response from the FDA in fiscal 2004.

     In September 2003, we purchased certain assets and assumed certain liabilities of FermPro Manufacturing, LP (“FermPro”), which operated a fermentation facility located in Kingstree, South Carolina. FermPro provides contract fermentation services and has an experienced workforce of over 100 personnel on a site of over 500 acres with extensive fermentation, recovery, laboratory and warehousing capabilities. FermPro has produced a limited amount of DHA for Martek in the last year. The addition of the FermPro facility and workforce will enable us to expand the Company’s production capabilities using the existing facility, coupled with the extensive construction build-out and employee build-up that are currently underway.

     Prior to fiscal 2003, we incurred losses in each year since our inception. For the year ended October 31, 2003 we recognized approximately $16.0 million in net income and at October 31, 2003, our accumulated deficit was approximately $111.6 million. Although we anticipate significant continued growth in sales of our nutritional oils, and we achieved an operating profit in fiscal 2003, we may continue to experience quarter-to-quarter and year-to-year fluctuations in our future operating results, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. The extent and timing of future oils-related revenues are largely dependent upon the following factors:

•	the timing of infant formula market introductions by our licensees,

•	the timing and extent of introductions of DHA into various child and/or adult applications,

•	the timing and extent of acceptance of products containing our oils under state-administered reimbursement programs in the U.S.,

•	the acceptance of these products by consumers,

•	the ability to produce adequate levels of our nutritional oils by us and our third-party manufacturers,

•	the timing of the construction at our new Kingstree facility,

•	competition from alternative sources of DHA and ARA, and

•	agreements with other future third-party collaborators to market our products or develop new products.

     As such, the likelihood, timing and extent of future profitability are largely dependent on factors such as those mentioned above, as well as others over which we have limited or no control.

     We have an aggressive growth plan that includes substantial additional investments in our manufacturing facilities. To accommodate our growth plan, we will need to continue to improve our operational and financial information systems and controls, expand our management team, continue to attract and retain new employees, accurately anticipate demand for our products and effectively bring on line and integrate new production capacity. In addition, we will rely on third-party manufacturers to effectively bring on line and integrate new production capacity. All of these factors present numerous challenges and could result in unanticipated costs and delays in product manufacture.

CRITICAL ACCOUNTING POLICIES AND
THE USE OF ESTIMATES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an on-going basis, we evaluate our estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Allocation of FermPro Purchase Price On September 5, 2003, we completed the transaction to purchase certain assets and assume certain liabilities of FermPro, for cash and Martek stock. In addition, we also assumed a promissory note as part of the purchase. As part of the preliminary purchase price allocation, we contracted with a third party to determine the fair value of the assets. In addition, we used a discounted cash flow analysis to determine the relative fair value of any identifiable intangible assets related to FermPro’s existing contracts and product lines. However, no material intangible assets were identified. Such a valuation requires significant estimates and assumptions, including, but not limited to, estimating future cash flows from contracts and products and developing appropriate discount rates. The excess of the purchase price over the fair value of the net assets was allocated to goodwill. We believe the assumptions made to assign fair values to the assets acquired and liabilities assumed to be reasonable, however the assumptions used to conduct these valuations may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Additionally, estimates for the purchase price allocation may change as subsequent information becomes available.

Allocation of OmegaTech Purchase Price On April 25, 2002, we completed the acquisition of OmegaTech in exchange for Martek stock. As part of the purchase price allocation, we engaged a third party to identify and value all intangible assets included in the merger. Such a valuation requires significant estimates and assumptions including, but not limited to, estimating future cash flows from product sales resulting from completed products and in-process projects, and developing appropriate discount rates for each. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets was allocated to goodwill. The preliminary valuation was based on facts and circumstances available at the time of the acquisition and we subsequently adjusted the value of these assets within one year of the acquisition date, once information that we were aware of at the time of the acquisition was finalized. We believe the assumptions made to assign fair values to the assets acquired and liabilities assumed to be reasonable, however these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. As a result of our identification and valuation process, we allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, the amount allocated to acquired in-process research and development was charged to expense as of the date of the acquisition.

     The merger agreement also provided for additional stock consideration if certain milestones were met. In June 2003, one of the milestones outlined in the purchase agreement was achieved and, accordingly, additional stock consideration was paid. This additional consideration was recorded as goodwill.

Impairment of Goodwill In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. We compare the estimated fair value of the Company to the carrying value as of our annual testing date of August 1, to determine if any impairment exists. Since the estimated fair value of the Company significantly exceeded the carrying value as of August 1, 2003, it was determined that no impairment existed.

Impairment of Long-Lived Assets We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows are done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, we have not incurred any impairment losses. Impairments of other intangible assets are determined in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Costs of ARA Oil Production We contract with a third party in Europe, DSM Food Specialties B.V. (“DSM”), to produce our ARA oil. Pricing is based on a cost-plus arrangement and is stated in U.S. dollars. Prices are set at an estimated production cost based on forecasted production volumes, and at a forecasted currency conversion rate, and are adjusted periodically for variances to actual cost. Any portion of the cost adjustment applicable to the product in inventory is first allocated to the carrying value of inventory with the remainder impacting cost of sales.

Restructuring Charge We recorded a charge of approximately $1.3 million in the third quarter of 2002 relating to the restructuring of our food and beverage sales efforts. The charge consisted of severance payments to employees and consultants, as well as an accrual for idle space in our Boulder facility and legal and other fees associated with compiling and implementing the restructuring plan. Although we believe that the estimates and underlying assumptions used in calculating this charge are accurate, they are subject to fluctuation as the final costs associated with the restructuring plan are incurred.

Revenue Recognition We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Typical infant formula license contracts include an upfront license fee, a prepayment of product sales and established pricing on future product sales. In accordance with Emerging Issues Task Force No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables,” the consideration from these contracts is allocated based on the relative fair values of the separate elements. Revenue is recognized on product sales when goods are shipped. Cash received as a prepayment on future product purchases is deferred and recognized as product is shipped. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. At October 31, 2003, the Company had approximately $2.8 million in short-term and $9.0 million in long-term unearned revenue relating to third-party license agreements and prepayments

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

on product purchases.

     Contract manufacturing revenue is recognized when goods are shipped to customers and all other conditions for revenue recognition are met. Revenues on cost reimbursement and fixed price contracts are recognized on the percentage of completion method of accounting as costs are incurred. Revenue recognized is not subject to repayment. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

MANAGEMENT OUTLOOK

We believe that the outlook for future revenue growth remains positive, although quarterly results may show fluctuations. Specifically, we believe that for fiscal 2004 current term infant formula products containing our oils will continue to gain market share in existing markets, new products will be added in those markets, and term infant formulas containing our oils will also be introduced in additional countries. To date, seven of our infant formula licensees have obtained the regulatory approval, where required, to sell term infant formula products containing our oils in over 30 countries and pre-term infant formula products containing our oils in over 60 countries around the world. Supplemented term infant formulas manufactured by four of our licensees are currently being marketed in the United States and we expect these sales to increase in fiscal 2004.

     In fiscal 2003, over 97% of our revenues related to the sales of our oils for use in infant formula products. We anticipate increased future sales of our oils for other products such as products developed for pregnant and nursing mothers, cardiovascular health, and the food and beverage market. We expect that the majority of these sales will come through partnering relationships with larger companies in the nutritional and food and beverage markets. We anticipate that over the next few years these sales will expand and represent a much larger potential market than infant formula.

PRODUCTION

The demand for our nutritional oils for use in infant formula products significantly exceeded our customers’ initial forecasts in fiscal 2003, resulting in customer orders in excess of our planned production. Although we produced significantly more nutritional oils than our customers’ initial projections, accelerated market demand has caused a production shortfall. Earlier in the year we requested from our customers that they provide us with longer lead-times in order to fill their orders. Even with the longer lead-times and increased production each quarter during the year, we have begun to see a backlog of orders for our nutritional oils.

     Including the expansion at our Winchester facility, which was completed in 2003, we currently have the production capacity equivalent to approximately $140- $150 million in annual sales of our nutritional oils. We are now in the process of an extensive expansion at the Kingstree facility. The expanded Kingstree facility should begin initial production in mid-fiscal 2004 and should more than triple our production capacity in phases over the next 12-18 months. We also believe that production optimization efforts will continue at our plants for the next several years as new technologies and additional algal strains are tested to further increase output and reduce costs.

     Our ARA oil is currently produced by DSM at its plant in Capua, Italy. DSM recently completed an expansion of these facilities and is in the process of adding U.S. production by converting existing facilities in Belvidere, NJ to the production of ARA. We expect to begin receiving ARA from the Belvidere facility in the second quarter of 2004; however, as a third-party manufacturer, we have limited control over the progress of DSM’s initial production. ARA is further processed at our plant in Winchester and we plan to begin similar ARA processing at our Kingstree facility in mid-fiscal 2004.

     Our cost of ARA from DSM is experiencing upward pressure due to the decline of the U.S. dollar against the euro. To date, cost savings from production efficiencies at DSM’s Capua plant have largely offset the impact of the declining dollar/euro exchange rate. We expect continued decreases in the cost of ARA production from DSM; however, a portion, or all, of the production savings may be offset by further weakness in the U.S. dollar against the euro. Our exposure to currency fluctuations should decrease once DSM begins ARA production in the U.S. as planned in the second quarter of 2004.

     The production of ARA by DSM was impacted by a nationwide power failure in Italy in late September 2003. The Italian power outage is expected to result in a production loss of ARA that will cause a reduction of approximately $3-5 million in revenue to Martek during the first quarter of fiscal year 2004. In addition to the impact on revenue, the production inefficiencies incurred as a result of the restart of production by DSM in Capua led to increased costs of ARA in the first quarter of fiscal year 2004.

     When combined with DSM’s expanded production, we plan to have production capacity equivalent to approximately $300 million in annualized sales of our nutritional oils by the end of 2004 and equivalent to approximately $500 million in annualized sales of our nutritional oils by mid-2005 If the production expansion in Kingstree does not proceed as planned, if DSM is not able to start production in the U.S. as planned, or if market demand subsides due to our inability to meet demand for our products, our financial results may be negatively impacted.

     Our DHA-S oil, which is currently used in the adult supplements and animal feed markets, is currently produced by third-party contract manufacturers including C.P. Kelco U.S. Inc. (“CP Kelco”). We have a three-year purchase commitment with CP Kelco that was originally set to expire on December 31, 2004 and totals approximately $2.4 million per year. In October 2003, we signed an amendment to continue the contract and commitment for an additional six months, through June 2005, with options to extend further.

     On March 12, 2003, an explosion occurred at a public waste-water treatment works in Winchester, KY, resulting in property damage. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident resulted from the introduction of n-hexane into the local sewer system. We use n-hexane in the production process for our DHA oil. The state fire marshal report did not rule out other possible contributors to the incident. Although n-hexane was found at the site of the incident, there may have been other contributing factors, including the presence of other flammable substances that were not discharged from our plant. Production at our facility has not been negatively impacted by these events. We have entered into discussions with the Winchester Municipal Utilities and its insurer as to our financial responsibility, if any, for property damage. We have requested, and continue to await, the receipt of further information from the utility and its insurer regarding the details of the incident. We accrued $400,000 in the quarter ended April 30, 2003 to account for an estimate of costs that we may incur as a result of this incident. During fiscal 2003, we incurred approximately $146,000 in legal fees related to the incident, which were applied to the liability. In addition to any potential liabilities for property damage, this incident resulted in the delay of the issuance of certain permits required for the expansion of our existing Winchester plant and was a consideration in our decision to begin immediate expansion at our Kingstree plant. While we cannot be certain of its ultimate outcome, we believe that this event will not have a material adverse impact on our production, financial condition or results of operations.

ACQUISITIONS AND DISPOSITIONS

     On September 5, 2003, we purchased, through a wholly-owned subsidiary, certain assets and assumed certain liabilities of FermPro, which operated a fermentation facility located in Kingstree, SC. The addition of the FermPro facility will add to the Company’s production capabilities as well as establish a second manufacturing facility with redundant capabilities. The purchase price of the assets acquired and liabilities assumed included a payment of approximately $12.0 million, comprised of $5.4 million in cash, 124,788 shares of the Company’s common stock valued at approximately $5.6 million, and approximately $1.0 million in acquisition-related fees and expenses. In addition, a $10 million note was assumed as part of the transaction.

     The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 and, accordingly, the results of operations of FermPro have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assumed assets and liabilities of FermPro based on their relative fair value.

     On April 25, 2002, we completed our acquisition of OmegaTech for approximately $54.1 million. Approximately $49.3 million of the purchase price was related to the value of 1,765,728 shares of our common stock ($1.5 million of which related to OmegaTech transaction costs paid by us), approximately $2.1 million was for our acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The merger agreement also provides for additional stock consideration of up to $40 million, subject to certain pricing adjustments, if certain milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives by October 2003 and October 2004) and two relate to regulatory approvals in the U.S. and Europe. One of the regulatory approval milestones related to the granting of Novel Foods approval in Europe for the OmegaTech DHA-S oil. In June 2003, the Commission of the European Community granted approval of the use of this oil in certain foods in Europe, meeting the conditions of this regulatory milestone. Accordingly, approximately 358,566 shares of Martek common stock, with a fair market value of approximately $14.2 million, were issued during the third quarter of fiscal 2003. The payment of this additional consideration was recorded as goodwill.

     As of October 31, 2003 the second regulatory related milestone has not been achieved. In addition, the first financial milestone related to sales and gross profit margin for the eighteen-month period ended October 31, 2003, has also not been achieved. The representative of the former OmegaTech stockholders has advised us that he believes that the common stock issuable with respect to these two milestones should be issued. We disagree with that conclusion and are in discussions with the stockholders’ representative regarding our differences of opinion. If these differences of opinion cannot be resolved as a result of these discussions, it is likely that the dispute-resolution procedures contractually provided for will be utilized. The total Martek common stock, relating to the remaining three milestones, that may be issued is approximately 775,000 shares based on the Company’s closing stock price on October 31, 2003 of $48.81, but could potentially increase up to a maximum of approximately 1.9 million shares depending on the average market price of the Company’s stock on the dates that the milestones are achieved. (The agreement with the former OmegaTech stockholders includes a share adjustment feature, based upon the Company’s stock price as of the milestone date that either increases or decreases the number of shares to be issued upon achievement of milestones.) Any additional consideration paid related to these milestones will be recorded as goodwill.

     The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 and, accordingly, the results of operations of OmegaTech have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assets and liabilities of OmegaTech based on their relative fair value.

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

     On November 1, 2001 we sold the assets, consisting primarily of inventory and technology surrounding our former stable

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, we received approximately $800,000 for the assets of the stable isotope business. We also retained an ongoing royalty from future reagent sales for five years up to a maximum of $500,000, and also received a 9% equity position and royalty interest in a new company that was formed to pursue the high-end protein labeling technology. As of October 31, 2003 and October 31, 2002, the value of the investment in the new company was fully reserved. The Company recognized approximately $140,000 and $106,000 during 2003 and 2002, respectively, in royalty revenue in connection with this arrangement.

RESULTS OF OPERATIONS

Revenues Nutritional product sales increased by $66.0 million or 146% in 2003 as compared to 2002, primarily due to increased sales of our oils to our infant formula licensees. Over 55% of our 2003 revenue was generated by sales of DHA and ARA to Mead Johnson and 33% was generated by sales of DHA and ARA to Wyeth, Abbott and Nestle combined. Nestle began licensing our product in late 2003. All four of these companies are currently manufacturing infant formulas supplemented with our oils for sale in the U.S., and Mead Johnson, Abbott, Wyeth and Nestle are collectively marketing supplemented term infant formula in over 30 countries around the world. Although we are not given precise information as to the countries in which infant formula containing our oils is ultimately sold, we estimate that approximately 50-60% of our sales to infant formula licensees for the year ended October 31, 2003 relates to sales in the U.S. The first infant formulas containing our oils were introduced in the U.S. in February 2002 and, as of October 31, 2003, formula supplemented with Martek’s oils had gained greater than 40% penetration into the U.S. infant formula market. We anticipate sales of nutritional products will continue to grow as infant formulas containing our oils are introduced by new licensees and by current licensees in additional countries. We also anticipate that sales of our nutritional oils will continue to grow in countries where our oils are currently sold. Nutritional product sales increased by $28.3 million, or 169% in 2002 as compared to 2001. Over 50% of our 2002 revenue was generated by sales of DHA and ARA to Mead Johnson and 30% was generated by sales of DHA and ARA to Wyeth and Abbott. A large part of this increase was due to the introduction of infant formulas containing our oils in the U.S. in 2002.

     Sales of fluorescent detection products increased $107,000 or 14% in 2003 as compared to 2002 due to increased sales under a distribution agreement with PerkinElmer Life Sciences, Inc. (“PerkinElmer”). Fluorescent detection products sales decreased $985,000 or 56% in 2002 as compared to 2001, primarily due to the sale of our stable isotope product line in November 2001 to Spectra Gases, Inc.

     Contract manufacturing sales, totaling approximately $2.4 million, relate to fermentation work performed for various third parties at the Kingstree, SC facility since the September 5, 2003 acquisition date. The contract manufacturing sales are expected to decrease in the future as this business is phased out over the next few years to allow for increased fermentation capacity for DHA and ARA production.

     Other revenue, which consists primarily of revenues from third-party license agreements, research and development contracts and grants increased $105,000 or 69% in 2003 with the addition of the Nestle licensing agreement. In fiscal 2003, we recorded approximately $117,000 in license fee revenue related to the Nestle licensing agreement, which is amortized over the life of the agreement. Other revenue decreased $97,000 or 39% in 2002 as compared to 2001, as several development grants were completed in 2001.

     As a result of the above, total revenues increased by $68.7 million or 149% in 2003 as compared to 2002 and increased $27.2 million or 145% in 2002 as compared to 2001.

Cost of Product Sales Our cost of product sales as a percentage of product sales continued to improve during 2003 compared to 2002. This was due primarily to lower ARA costs from DSM, our third-party supplier of ARA, despite increases in the fourth quarter of the year. Our gross profit margins are most significantly impacted by the cost of ARA oil (as compared to DHA oil), which represents approximately two-thirds of all sales to our infant formula licensees. Specifically, our cost of product sales decreased to 59% of revenues from product sales for 2003, down from 65% in 2002 primarily due to efficiencies realized from increased volumes of sales, partially offset by continued decreases in the exchange ratio between the euro and the U.S. dollar. Our cost of product sales also improved during 2002 compared to 2001 due to lower costs from DSM. ARA costs decreased in 2002 as a result of the complete amortization of the start-up costs of DSM (previously included in the cost of ARA) and increased purchase volumes compared to 2001. Cost of contract manufacturing sales relates specifically to the fermentation business with third parties at our Kingstree facility.

Research and Development Our research and development costs increased approximately $570,000 or 5% in 2003 as compared to 2002. This increase is primarily the result of the additional resources directed toward improving the quality and stability of our products, as well as research related to increasing our production yields and reducing waste at our manufacturing facilities. Research and development costs decreased $1.1 million or 8% in 2002 as compared to 2001. Approximately $500,000 of this decrease relates to the sale of the stable isotope product line in November 2001 to Spectra-Gases.

     Approximately 65% of the $12.2 million in research and development expenditures incurred in 2003 related to research conducted in our Columbia, MD laboratory and was directed toward improving the quality, sensory properties and stability of our nutritional oils, optimizing production characteristics of microalgal strains, investigating the clinical health benefits of DHA and ARA fatty acids, and exploring the biochemical pathways utilized by microalgae to produce DHA. Additional research and development expenses incurred at our Winchester, KY facility were directed toward increasing our production yields, reducing waste and continuing to improve the quality of our oils. Research conducted at our laboratory in Boulder, CO is focused on developing feasible approaches to the expression of nutritional fatty acids, especially DHA, in plant oilseeds, investigating the feasibility of utilizing our proprietary genes to produce other bioactive compounds with application in the healthcare fields and developing new ingredient forms and applications technology for DHA-enriched food products.

Selling, General and Administrative Our selling, general and administrative costs increased by $4.9 million or 39% in 2003 as compared to 2002. The increase is primarily due to the hiring of additional personnel, increases in legal fees and insurance, and the addition of the Company’s new Kingstree facility in September 2003. Our selling, general and administrative costs increased by $4.4 million or 55% in 2002 as compared to 2001. $2.9 million of the increase relates to operating costs associated with approximately six months of operations at Martek Boulder. The remainder of the increase primarily relates to the additional number of employees and other overhead costs related to our overall corporate growth. Management expects these costs to increase in 2004 as the Company’s infrastructure grows in line with our continued revenue growth.

Restructuring On July 29, 2002, we announced a restructuring of our food and beverage sales and marketing efforts. As part of this restructuring, eight employees and five consultants associated with food and beverage sales were terminated. A one-time operating charge of approximately $1.3 million was recorded in the third quarter of fiscal year 2002 to account for severance and other costs associated with this restructuring. Employee separation benefits of approximately $766,000 under the restructuring plan include severance, medical and other benefits. Other costs of the restructuring, totaling approximately $500,000, include consultant termination costs, idle office space and professional fees. During the first quarter of fiscal 2003, the Company reduced the liability for employee separation benefits related to severance costs due to changes in previous estimates. Additionally, the Company increased the restructuring liability related to other charges such as consultant termination fees and costs related to idle space. The net result of the related adjustments to the restructuring liability was a reversal of $250,000 in the fiscal quarter ended January 31, 2003. As of October 31, 2003, approximately $276,000 has been paid in employee separation benefits and approximately $361,000 has been paid in other costs. The remaining liability at October 31, 2003 relates primarily to certain contractual liabilities as of the restructuring date.

Other Operating Expenses We incurred other operating expenses of $1.9 million in 2003. These expenditures relate in part to the start-up costs surrounding the expansion in Winchester, KY, which include costs related to unsuccessful fermentation runs in connection with the scale-up and validation of new equipment into our production process. In addition, we incurred expenditures related to start-up costs of additional ARA capacity at DSM’s Capua, Italy facility under the terms of our contract with DSM. We incurred other operating expenses of $406,000 in 2002 associated with evaluating and obtaining additional capacity for the production of our DHA and ARA oils, including costs associated with testing and validating the fermentation technology at FermPro.

Other Income, Net Our other income, net, decreased by $42,000 in 2003 as compared to 2002. Interest income increased $110,000, due primarily to the investment of the April 2003 stock offering proceeds, offset in part by decreasing interest rates. This was partially offset by interest expense, which increased $75,000 due to the assumption of a $10 million note in September 2003 related to the FermPro acquisition. Our other income, net decreased by $309,000 in 2002 as compared to 2001. Interest income decreased $516,000 as short-term interest rates decreased in 2002. This was partially offset by other income, which increased $207,000 related to rent paid by the former stable isotope group that was sold in November 2001, but continues to occupy space in our facilities.

Net Income (Loss) As a result of the foregoing, net income was $16.0 million as compared to our net loss of $24.2 million in 2002. $20.3 million of the net loss in 2002 was related to Martek Boulder, including the $15.8 charge for in-process research and development and restructuring. Our net loss increased approximately $10.5 million in 2002 from a net loss of $13.7 million in 2001.

Deferred Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We recognized a valuation allowance to the full extent of our deferred tax assets since the likelihood of realization of the benefit cannot be determined. When and if the likelihood of realization of the benefit becomes probable, the Company will reverse a portion of the valuation allowance and recognize a gain. At October 31, 2003, we had net operating loss carryforwards for federal income tax purposes of approximately $169.1 million, which will expire, if unused, in the year 2004 through the year 2023. A tax benefit of approximately $28.1 million of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryforwards.

RECENTLY ISSUED
ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 had no material impact on the Company’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting treatment in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 had no material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity in its balance sheets. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The FASB has deferred implementation of SFAS No. 150 indefinitely for certain noncontrolling interests, the provisions of which are currently not applicable to the Company. The adoption of SFAS No. 150 had no material impact on the Company’s financial statements.

COLLABORATIVE AND LICENSING AGREEMENTS

We have entered into licensing agreements with fourteen infant formula manufacturers, including Mead Johnson & Company (a subsidiary of Bristol-Myers Squibb Company), Wyeth, Abbott Laboratories, Nestle, Nutricia, Novartis, Maabarot, Heinz-Wattie’ s, Laboratorios Ordesa and five companies whose identities we have agreed not to disclose at this time. Collectively, these companies represent more than 70% of the estimated $8.5 to $9.5 billion worldwide wholesale market for infant formula, and 100% of the estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula. Under all of these agreements, we received up-front license fees and will receive either a) a flat rate price per kilogram upon the sale of our oils to our licensees, or b) a transfer price on sales of our oils to our licensees plus ongoing royalties based on our licensees’ sales of infant formula products containing our oils. The most significant agreements have remaining terms ranging from approximately 16 to 25 years, contain no future funding commitments on our part or that of our licensees, and may be terminated by our licensees upon proper notification to us pursuant to the terms of each agreement. We recognized total product sales relating to our license agreements of approximately $107.1 million in 2003, $40.8 million in 2002 and $16.0 million in 2001.

     During 2003 we signed five new licensing agreements, including a license agreement with Nestle, entered into in June 2003. We received total license fees and product prepayments of $5.5 million related to these agreements, and recognized a receivable for an additional $3 million in license fees due in January 2004. We recorded the non-refundable license fee payments as unearned revenue and are recognizing them as revenue on a straight-line basis over the 25-year term of the agreements. We recognize the non-refundable prepayment as revenue as products are shipped, in accordance with the terms of the agreements.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily from the following sources:

•	proceeds from the sale of equity securities,

•	product sales and receipt of license fees,

•	cash received from the exercise of stock options and warrants, and

•	debt financing.

     Since our inception, we have raised approximately $283 million from public and private sales of our equity securities, as well as from option and warrant exercises. In fiscal 2003, we achieved our first fiscal year of positive net income of approximately $16.0 million.

     Through October 31, 2003, we have incurred an accumulated deficit of $111.6 million. Our balance of cash and cash equivalents at October 31, 2003 was $29.9 million. In addition, at October 31, 2003, we had $67.0 million in short-term investments and marketable securities. This increase is primarily attributable to approximately $83.2 million raised in a public offering of our common stock in April 2003. Operating activities provided approximately $24.6 million in cash and the exercise of options and warrants provided approximately $19.0 million in cash during the year. These cash inflows were partially offset by capital expenditures of approximately $45.2 million during fiscal 2003 related to completion of our Winchester, KY expansion and the start of the expansion at our Kingstree, SC facility.

     The expansion of our production facility in Kingstree, SC and to a lesser degree, production improvements at our facility in Winchester, KY, will have a material effect upon our liquidity and capital resources in fiscal 2004. We expect to spend approximately $120-140 million over the next 12 to 18 months in plant and equipment to increase output at these facilities.

     The following table sets forth our future minimum payments under contractual obligations at October 31, 2003:

		Less than	1-3	4-5	After 5
In thousands	Total	1 year	years	years	years

Long-term debt	$10,406	$427	$1,536	$8,111	$332
Capital lease obligations	100	65	35	—	—
Operating leases	987	791	196	—	—
Unconditional inventory purchase obligations	4,286	2,311	1,975	—	—
Settlement of royalty agreement	2,300	2,300	—	—	—

Total contractual cash obligations	$18,079	$5,894	$3,742	$8,111	$332

     In December 2002, the Company signed a promissory note as part of a settlement of a royalty agreement that had been assumed in the purchase of OmegaTech. The Company paid $500,000 and signed a promissory note for approximately $3.3 million in exchange for the discharge of all future royalty agreement obligations, which totaled more than $7 million. The first $1 million payment under the note was paid in August 2003, and the remainder of $2.3 million was recorded as a note payable at October 31, 2003 and subsequently paid in full in December 2003.

     As part of the acquisition of FermPro, the Company assumed a $10 million note. The note has a stated interest rate of 5% and an amended maturity date of December 31, 2008. Principal is amortized over a 20-year period, with the balance due at maturity date. Payments through December 31, 2003 were comprised of interest only. In addition, the Company assumed a long-term note of approximately $400,000 due in 2023 with a 7% stated interest rate.

     In January 2004, we entered into a three-year $85 million secured revolving line of credit with a group of banks, replacing a $10 million line of credit, which had no borrowings under it. The new revolving line of credit is collateralized by accounts receivable and inventory. It contains restrictions on future debt and the further encumbrance of assets and contains several financial covenants. We do not believe that these covenants restrict our ability to carry out our current business plan.

     We currently have approximately $11.5 million remaining under a shelf registration statement filed in April 2003 with the SEC and plan to sell the remaining common stock under this registration statement in the second quarter of 2004.

     We believe that the new line of credit, when combined with our cash and short-term investments of $97.0 million on-hand at October 31, 2003 and anticipated operating cash flows will provide us with adequate capital to meet our obligations for at least the next 12 to 18 months. If we determine that additional production capacity is needed to meet anticipated demand beyond 2005, we may need to raise more capital in the form of equity securities or debt, or a combination of equity and debt.

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

OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interest in entities referred to as variable interest entities, which include special purpose entities and structured finance entities.

MARTEK BIOSCIENCES CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 31,

In thousands, except share and per share data	2003	2002

Assets
Current assets
Cash and cash equivalents	$29,924	$20,419
Short-term investments and marketable securities	67,047	2,000
Accounts receivable, net	20,164	9,597
Inventories, net	14,543	9,718
Other current assets	6,666	1,312

Total current assets	138,344	43,046
Property, plant and equipment, net	88,314	36,506
Goodwill	50,274	25,568
Other intangible assets, net	18,378	18,497
Other assets	213	695

Total assets	$295,523	$124,312

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$14,988	$3,854
Accrued liabilities	12,020	6,687
Notes payable and other current obligations	2,277	111
Current portion of unearned revenue	2,841	1,937

Total current liabilities	32,126	12,589
Notes payable and other long-term obligations	10,441	—
Long-term portion of unearned revenue	8,992	2,246
Commitments	—	3,500
Stockholders’ equity
Preferred stock, $.01 par value, 4,700,000 shares authorized; none issued or outstanding	—	—
Series A junior participating preferred stock, $.01 par value; 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $.10 par value; 100,000,000 shares authorized; 28,041,323 and 23,331,091 shares issued and outstanding at October 31, 2003 and 2002, respectively	2,804	2,333
Additional paid-in capital	352,728	231,224
Deferred compensation	—	(20)
Accumulated deficit	(111,568)	(127,560)

Total stockholders’ equity	243,964	105,977

Total liabilities and stockholders’ equity	$295,523	$124,312

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended October 31,

In thousands, except share and per share data	2003	2002	2001

Revenues
Product sales:
Nutritional product sales	$111,145	$45,114	$16,801
Fluorescent detection product sales	896	789	1,774

Total product sales	112,041	45,903	18,575
Contract manufacturing sales	2,439	—	—
Other revenue	257	152	249

Total revenues	114,737	46,055	18,824
Costs and expenses
Cost of product sales	66,347	29,794	12,554
Cost of contract manufacturing sales	2,192	—	—
Research and development	12,218	11,648	12,705
Acquired in-process research and development	—	15,788	—
Selling, general and administrative	17,211	12,344	7,969
Restructuring charge	(250)	1,266	—
Other operating expenses	1,943	406	565

Total costs and expenses	99,661	71,246	33,793

Income (loss) from operations	15,076	(25,191)	(14,969)
Other Income (expense), net
Interest income	717	607	1,123
Interest expense	(84)	(9)	(9)
Other income	283	360	153

Total other income, net	916	958	1,267

Net income (loss)	$15,992	$(24,233)	$(13,702)

Net income (loss) per share, basic	$0.63	$(1.10)	$(0.73)

Net income (loss) per share, diluted	$0.58	$(1.10)	$(0.73)

Weighted average common shares outstanding, basic	25,510,376	21,982,117	18,863,924

Weighted average common shares outstanding, diluted	27,416,757	21,982,117	18,863,924

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common Stock	Common Stock	Paid-in	Deferred	Comprehensive	Accumulated
In thousands, except share data	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Total

Balance at October 31, 2000	17,806,079	$1,781	$123,475	$(173)	$(2)	$(89,625)	$35,455
Issuance of common stock and warrants in private placement, net of issuance costs	1,279,237	128	18,582	—	—	—	18,710
Exercise of stock options and warrants	467,000	47	5,877	—	—	—	5,924
Deferred compensation on stock options	—	—	227	(227)	—	—	—
Amortization of deferred compensation	—	—	—	312	—	—	312
Net loss	—	—	—	—	—	(13,702)	(13,702)
Other comprehensive income (loss):
Unrealized gain on investments	—	—	—	—	3	—	3

Comprehensive loss							(13,699)

Balance at October 31, 2001	19,522,316	1,955	148,161	(89)	1	(103,327)	46,701
Issuance of common stock and warrants in private placement, net of issuance costs	1,177,000	118	21,171	—	—	—	21,289
Exercise of stock options and warrants	836,047	84	9,977	—	—	—	10,061
Deferred compensation on stock options	—	—	149	(149)	—	—	—
Amortization of deferred compensation	—	—	—	218	—	—	218
Shares issued in connection with purchase of OmegaTech, Inc.	1,765,728	176	51,766	—	—	—	51,942
Net loss	—	—	—	—	—	(24,233)	(24,233)
Other comprehensive income (loss):
Unrealized loss on investments	—	—	—	—	(1)	—	(1)

Comprehensive loss							(24,234)

Balance at October 31, 2002	23,331,091	2,333	231,224	(20)	—	(127,560)	105,977
Issuance of common stock in public offering, net of issuance costs	2,922,250	292	82,903	—	—	—	83,195
Issuance of common stock in connection with OmegaTech acquisition	358,566	36	14,116	—	—	—	14,152
Issuance of common stock in connection with FermPro acquisition	124,788	12	5,578	—	—	—	5,590
Exercise of stock options and warrants	1,304,628	131	18,907	—	—	—	19,038
Amortization of deferred compensation	—	—	—	20	—	—	20
Net income	—	—	—	—	—	15,992	15,992
Other comprehensive income:
Unrealized gain (loss) on investments	—	—	—	—	—	—	—

Comprehensive income							15,992

Balance at October 31, 2003	28,041,323	$2,804	$352,728	$—	$—	$(111,568)	$243,964

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended October 31,

In thousands	2003	2002	2001

Operating activities
Net income (loss)	$15,992	$(24,233)	$(13,702)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,414	1,861	1,720
Amortization	1,066	772	239
Amortization of deferred compensation and other	217	218	312
Acquired in-process research and development	—	15,788	—
Changes in operating assets and liabilities:
Accounts receivable	(8,214)	(3,934)	(2,581)
Inventories	(2,708)	(1,967)	(1,341)
Other assets	(3,332)	(746)	1,065
Accounts payable	8,996	(385)	503
Accrued liabilities	4,092	(588)	128
Unearned revenue	5,065	(160)	(245)

Net provided by (used in) operating activities	24,588	(13,374)	(13,902)
Investing activities
Purchase of short-term investments and marketable securities	(75,751)	(9,967)	(37,028)
Proceeds from sale of short-term investments and marketable securities	10,704	14,000	47,576
Capitalization of patent costs	(1,002)	(1,230)	(547)
Purchase of property, plant and equipment	(45,219)	(21,108)	(2,298)
Cash impact of acquisitions, net	(5,038)	191	—

Net cash (used in) provided by investing activities	(116,306)	(18,114)	7,703
Financing activities
Repayment of notes payable and capital leases	(1,010)	(88)	(472)
Proceeds from the exercise of warrants and options	19,038	10,061	5,924
Proceeds from the issuance of common stock and warrants	83,195	21,289	18,710

Net cash provided by financing activities	101,223	31,262	24,162

Net increase (decrease) in cash and cash equivalents	9,505	(226)	17,963
Cash and cash equivalents at beginning of year	20,419	20,645	2,682

Cash and cash equivalents at end of year	$29,924	$20,419	$20,645

Supplemental disclosure of non-cash transactions:
Common stock issued related to the acquisition of OmegaTech	$14,152	$49,228	$—
Common stock issued related to the acquisition of FermPro	$5,590	$—	$—

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION & BUSINESS DESCRIPTION

      Martek Biosciences Corporation (the “Company” or “Martek” or “we”), a Delaware corporation, was founded in 1985. The Company develops, manufactures and sells products from microalgae. The Company’s products include: (1) nutritional oils used in infant formula, nutritional supplements and food fortification ingredients; and (2) powerful fluorescent markers for diagnostics, rapid miniaturized screening, and gene and protein detection.

     Martek’s nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants, and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked to a variety of health risks, including cardiovascular problems, cancer and various neurological and visual disorders. Additional research is underway to assess what impact, if any, supplementation with the Company’s DHA will have on these health risks. Martek’s fluorescent detection products and technologies can aid researchers in drug discovery and diagnostics. The Company is also developing additional applications of its patented technology based upon microalgae including its algal genomics technology.

     In April 2002, the Company acquired OmegaTech, Inc. (“OmegaTech”), a low-cost algal DHA producer located in Boulder, CO. Subsequent to the acquisition, OmegaTech’s name was changed to Martek Biosciences Boulder Corporation (“Martek Boulder”). OmegaTech had been in the fermentable DHA business since 1987 and had accumulated over 100 issued and pending patents protecting its DHA technology.

     In September 2003, Martek Biosciences Kingstree Corporation (“Martek Kingstree”) was created as a wholly-owned subsidiary of Martek to purchase certain assets and assume certain liabilities of FermPro Manufacturing, LP (“FermPro”), which operated a fermentation facility located in Kingstree, SC. FermPro provided contract fermentation services and had an experienced work-force of over 100 personnel on a site of over 500 acres with extensive fermentation, recovery, laboratory and warehousing capabilities. FermPro had produced a limited amount of DHA for Martek in the last year. The addition of the FermPro facility and workforce will enable us to add to the Company’s production capabilities using the existing facility, coupled with an extensive construction build-out that is currently underway.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation The consolidated financial statements include the accounts of Martek and its wholly-owned subsidiaries, Martek Boulder and Martek Kingstree, after elimination of all significant intercompany balances and transactions.

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

Segment Information The Company currently operates in one business segment, that being the development and commercialization of novel products from microalgae. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product candidates. Accordingly, the Company does not accumulate discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

Revenue Recognition The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Typical infant formula license contracts include an upfront license fee, a prepayment of product sales and established pricing on future product sales. In accordance with EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the consideration from those contracts is allocated based on the relative fair values of the separate elements.

     Revenue is recognized on product sales when goods are shipped. Cash received as a prepayment on future product purchases is deferred and recognized as product is shipped. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. At October 31, 2003, the Company had approximately $2.8 million in short-term and $9.0 million in long-term unearned revenue relating to third-party license agreements and prepayments on product purchases.

     Contract manufacturing revenue is recognized when goods are shipped to the customer. Revenues on cost reimbursement and fixed price contracts are recognized on the percentage of completion method of accounting as costs are incurred. Revenue recognized is not subject to repayment. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

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

Research and Development Research and development costs are charged to operations as incurred and include internal labor, materials and overhead costs associated with the Company’s ongoing research and development activity, in addition to third-party costs for contracted work as well as ongoing clinical trials costs. Over 65% of the Company’s research and development expenditures in 2003 were associated with development activity at the Columbia, MD laboratory directed toward improving the quality, sensory properties and stability of our nutritional oils, optimizing production characteristics of microalgal strains, investigating the clinical health benefits of DHA and ARA fatty acids, and exploring the biochemical pathways utilized by microalgae to produce DHA. Additional research and development expenses incurred at the Company’s Winchester, KY facility were directed toward increasing our production yields, reducing waste and continuing to improve the quality of our oils. Research conducted at the Company’s laboratory in Boulder, CO is focused on developing feasible approaches to the expression of nutritional fatty acids, especially DHA, in plant oilseeds, investigating the feasibility of utilizing our proprietary genes to produce other bioactive compounds with application in the healthcare fields and developing new ingredient forms and applications technology for DHA-enriched food products. The Company’s total research and development expense was approximately $12.2 million, $11.6 million and $12.7 million for the years ended October 31, 2003, 2002 and 2001, respectively.

Advertising Costs All advertising costs are expensed when incurred. Advertising costs expensed for the years ended October 31, 2003, 2002 and 2001 approximated $0.9 million, $1.2 million and $1.2 million, respectively.

Interest Interest paid by the Company amounted to approximately $7,000 in 2003, $4,000 in 2002 and $10,000 in 2001.

Income Taxes Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of the asset may not be realized through future taxable earnings. During 2003, the Company paid approximately $150,000 in alternative minimum tax. This payment will be treated as a prepayment and will be deducted from future tax amounts due. For the years ended October 31, 2002 and 2001, the Company paid no income taxes.

Net Income (Loss) Per Share Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. See Note 15 - “ Earnings (Loss) Per Share Calculation.”

Comprehensive Income (Loss) The Company displays comprehensive income (loss) and its components as part of the consolidated financial statements. Comprehensive income (loss) is comprised of net earnings (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). The Company includes unrealized holding gains and losses on available-for-sale securities in other comprehensive income (loss) on its Consolidated Statements of Stockholders’ Equity.

Cash and Cash Equivalents Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

Short-Term Investments and Marketable Securities

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at fair value and consist of U.S. government obligations, U.S. agency obligations and taxable municipal auction rate securities with average maturities of less than one year. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary are included in other income, based on the specific identification method.

Fair Value of Financial Instruments The Company considers the recorded cost of its financial assets and liabilities, which consist primarily of cash and cash equivalents, short-term investments and marketable securities, accounts receivable and accounts payable, to approximate the fair value of the respective assets and liabilities at October 31, 2003.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company’s reserve for uncollectible accounts at October 31, 2003 and 2002 was not material. The Company grants credit to customers based on evaluations of their financial condition, generally without requiring collateral. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company’s customer base. However, the credit risk is reduced through the Company’s efforts to monitor its exposure for credit losses and by maintaining allowances, if necessary. Three customers accounted for approximately 84% of the Company’s sales for fiscal 2003, and two customers accounted for approximately 79% for fiscal 2002. At October 31, 2003, three customers accounted for approximately 75% of the Company’s outstanding accounts receivable balance and at October 31, 2002, two customers accounted for approximately 73% of the Company’s outstanding accounts receivable balance. The Company’s policy is to perform an analysis of the recoverability of its trade accounts receivable at the end of each reporting period and to establish allowances for those accounts considered uncol-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

lectible. The Company analyzes historical bad debts, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts was approximately $91,000 as of October 31, 2003 and approximately $37,000 as of October 31, 2002.

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

Property, Plant and Equipment Property, plant and equipment, including leasehold improvements, are stated at cost and depreciated or amortized when placed into service using the straight-line method, based on useful lives which are twenty years for the Company’s fermentation plants and equipment, fifteen years for the Company’s oil processing plant and equipment, generally ten years for all other machinery and equipment, five years for furniture and fixtures, three to five years for computers and software, and the shorter of the useful life or the lease term for leasehold improvements. Costs for capital assets not yet placed into service, including those related to expansion of the Company’s Kingstree, SC fermentation facility, have been capitalized as construction in progress and will be depreciated in accordance with the above guidelines once placed into service.

Goodwill and Purchased Intangible Assets The Company recorded goodwill and purchased intangible assets in its acquisition of OmegaTech in April, 2002 and goodwill in its acquisition of FermPro in September 2003 (see Note 3 – “Acquisition of OmegaTech, Inc,” and Note 4 – “Acquisition of FermPro Manufacturing, LP”). The goodwill acquired in the OmegaTech and FermPro acquisitions is subject to the provisions of SFAS 142 and, accordingly, is not being amortized. In accordance with SFAS 142, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. The Company performs this impairment test annually on August 1. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally ten to fifteen years, unless their useful lives are determined to be indefinite. It is the Company’s policy to assess periodically the carrying amount of its purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of other intangible assets are determined in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Impairment of Long-Lived Assets The Company reviews long - lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, the Company has not incurred any impairment losses.

Patents Patents include issued and pending patents and are stated at cost. Amortization of patents and patent-related costs is recorded using the straight-line method over the legal lives of the patents, generally for periods up to 17 years. The carrying value of patents is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a patent may not be recoverable. Recoverability of patents is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the patent. If such patents are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. See Note 9 – “Goodwill and Intangible Assets.”

Stock-Based Compensation In October 1995, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123 allows companies to account for employee stock-based compensation under the new fair value-based method or using the intrinsic value method provided by Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results.

     The Company has elected to continue accounting for its employee stock-based compensation in accordance with the provisions of APB No. 25, and to present the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148. Accordingly, the Company recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The Company does not issue options at values less than fair market value; therefore, no stock-based employee compensation cost is reflected in earnings. The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to stock-based employee compensation:

	Year Ended October 31,
In thousands	2003	2002	2001

Net income (loss), as reported	$15,992	$(24,233)	$(13,702)
Deduct:
Total stock-based employee compensation expense determined under fair value-based methods for all awards	(15,815)	(15,967)	(7,098)

Pro forma net income (loss)	$177	$(40,200)	$(20,800)

Earnings (loss) per share:
Basic – as reported	$0.63	$(1.10)	$(0.73)
Basic – pro forma	$0.01	$(1.83)	$(1.10)
Diluted – as reported	$0.58	$(1.10)	$(0.73)
Diluted – pro forma	$0.01	$(1.83)	$(1.10)

     The effects of applying SFAS No. 123, as amended by SFAS No. 148, on 2003, 2002 and 2001 pro forma net income (loss) and earnings (loss) per share calculations as stated above are not necessarily representative of effects on reported net income (loss) and earnings (loss) per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years.

Reclassification Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 had no material impact on the Company’s financial statements.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 had no material impact on the Company’s financial statements.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The FASB has deferred implementation of SFAS No. 150 indefinitely for certain non-controlling interests, the provisions of which are currently not applicable to the Company. The adoption of SFAS No. 150 had no material impact on the Company’s financial statements.

3. ACQUISITION OF OMEGATECH, INC.

     On April 25, 2002, the Company completed its acquisition of OmegaTech, Inc., a DHA-producer located in Boulder, CO. Upon the completion of the acquisition, OmegaTech became a wholly-owned subsidiary of the Company and its name was changed to Martek Biosciences Boulder Corporation.

     The Company issued 1,765,728 shares of the Company’s common stock in exchange for all of the outstanding capital stock of OmegaTech. The aggregate purchase price for OmegaTech was approximately $54.1 million, of which approximately $49.3 million was related to the value of 1,765,728 shares of the Company’s common stock ($1.5 million of which related to OmegaTech transaction costs paid by the Company), approximately $2.1 million was for the Company’s acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The merger agreement also provides for additional stock consideration of up to $40 million, subject to certain pricing adjustments, if four milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives by October 2003 and October 2004) and two relate to regulatory approvals in the U.S. and Europe. One of these milestones relates to the granting of Novel Foods approval in Europe for the OmegaTech DHA oil. In June 2003, the Commission of the European Community granted approval of the use of this oil in certain foods in Europe, meeting the conditions of this regulatory milestone. Accordingly, approximately 358,566 shares of Martek common stock, with a fair market value of approximately $14.2 million, were issued during the third quarter of fiscal 2003 upon the achievement of this milestone. The payment of this additional consideration was recorded as goodwill.

     As of October 31, 2003 the second regulatory related milestone

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

has not been achieved. In addition, the first financial milestone related to sales and gross profit margin for the eighteen-month period ended October 31, 2003, has also not been achieved. The representative of the former OmegaTech stockholders has advised us that he believes that the common stock issuable with respect to these two milestones should be issued. We disagree with that conclusion and are in discussions with the stockholders’ representative regarding our differences of opinion. If these differences of opinion cannot be resolved as a result of these discussions, it is likely that the dispute-resolution procedures contractually provided for will be utilized. The total Martek common stock, relating to the remaining three milestones, that may be issued is approximately 775,000 shares based on the Company’s closing stock price on October 31, 2003 of $48.81, but could potentially increase up to a maximum of approximately 1.9 million shares depending on the average market price of the Company’s stock on the dates that the milestones are achieved. (The agreement with the former OmegaTech stockholders includes a share adjustment feature, based upon the Company’s stock price as of the milestone date that either increases or decreases the number of shares to be issued upon achievement of milestones.) Any additional consideration paid related to these milestones will be recorded as goodwill.

     The acquisition has been accounted for as a purchase in accordance with SFAS No. 141 and, accordingly, the results of operations of OmegaTech have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assets and liabilities of OmegaTech based on their relative fair value.

4. ACQUISITION OF FERMPRO MANUFACTURING, LP

On September 5, 2003, Martek Biosciences Kingstree Corporation (“Martek Kingstree”) was created as a wholly-owned subsidiary of Martek to purchase certain assets and assume certain liabilities of FermPro Manufacturing, LP (“FermPro”), which operated a fermentation facility located in Kingstree, SC. The addition of the FermPro facility will enable the Company to add to its production capabilities using the existing facility, coupled with the extensive construction build-out that is currently underway.

     The purchase price of the assets acquired and liabilities assumed included a payment of approximately $12.0 million, comprised of $5.4 million in cash, 124,788 shares of the Company’s common stock valued at approximately $5.6 million, and approximately $1.0 million in acquisition-related fees and expenses. In addition, a $10 million secured note was assumed as part of the transaction. The common stock issued was valued based on the average closing price of Martek’s common stock for the period beginning two trading days prior to, and ending two trading days after the announcement of the acquisition.

     The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and accordingly, the results of consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assumed assets and liabilities of FermPro based on their relative fair value.

     As part of the preliminary purchase price allocation, no material intangible assets were identified. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets of approximately $11.1 million, has been allocated to goodwill and is expected to be deductible for tax purposes. The Company reports one operating segment and, therefore, reports only certain enterprise-wide disclosures. Accordingly, the goodwill from this transaction is not part of a reportable segment.

     The aggregate purchase price of approximately $12.0 million, including acquisition costs, was allocated as follows:

In thousands

Accounts receivable and inventory	$5,813
Property, plant and equipment	9,511
Goodwill	11,138
Other assets	2,183
Accounts payable and accrued liabilities	(3,123)
Deferred revenue	(2,585)
Long-term notes payable	(10,939)

Total purchase price	$11,998

     The above allocation of the purchase is subject to revision based on the final determination of fair values that is anticipated to be completed during the Company’s second quarter of fiscal year 2004.

     The following unaudited pro forma operating results combine the results of the Company for the years ended October 31, 2003 and 2002 with the results of the former FermPro entity for the years ended October 31, 2003 and 2002, assuming the acquisition had been consummated at the beginning of each period.

	For the year ended October 31,
In thousands, except per share data	2003	2002

	(unaudited)
Revenues	$124,000	$58,000
Net income (loss)	$16,000	$(24,000)
Net income (loss) per share – basic	$0.64	$(1.07)
Net income (loss) per share – diluted	$0.59	$(1.07)
Weighted average shares outstanding, basic	25,616	22,107
Weighted average shares outstanding, diluted	27,658	22,107

5. SALE OF STABLE ISOTOPES PRODUCT LINE

On November 1, 2001 the Company sold the assets, consisting primarily of inventory and technology, surrounding our former stable isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, Martek received approximately $800,000 for the assets of the stable isotope business. The Company also retained an ongoing royalty from future reagent sales for five years, up to a maximum of $500,000, and also received a 9% equity position and royalty interest in a new company that was formed to pursue the high-

end protein labeling technology. As of October 31, 2003, the value of the investment in the new company was fully reserved. The Company recognized approximately $140,000 and $106,000 during 2003 and 2002, respectively, in royalty revenue in connection with this arrangement.

6. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at fair value, based on specific identification and have average maturities of less than one year. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. There was no material unrealized holding gain (loss) on these available-for-sale securities at October 31, 2003 and October 31, 2002. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, based on the specific identification method. There were no realized gains or losses recorded for the years ended October 31, 2003, 2002 or 2001. Available-for-sale securities consist of U.S. government, agency obligations and taxable municipal auction rate securities and totaled approximately $67.0 million and $2.0 million at October 31, 2003 and 2002, respectively. At October 31, 2003 and 2002, the estimated fair value of these securities approximated cost.

7. INVENTORIES

Inventories consisted of the following:

	October 31,
In thousands	2003	2002

Finished products	$2,074	$3,443
Work in process	7,801	6,078
Raw materials	5,207	397

Total inventory	15,082	9,918
Less inventory reserve	(539)	(200)

Inventory, net	$14,543	$9,718

     The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	October 31,
In thousands	2003	2002

Land	$683	$150
Building and improvements	9,220	1,871
Machinery and equipment	56,458	23,906
Furniture and fixtures	2,727	1,598
Leasehold improvements	662	556
Construction in progress	33,533	19,960

Property, plant and equipment	103,283	48,041
Less accumulated depreciation and amortization	(14,969)	(11,535)

Net property, plant and equipment	$88,314	$36,506

     Depreciation and amortization expense on property, plant and equipment amounted to approximately $3.4 million, $1.9 million and $1.7 million for the years ended October 31, 2003, 2002, and 2001, respectively.

9. GOODWILL AND INTANGIBLE ASSETS

As of October 31, 2003 and 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

In thousands	As of October 31, 2003			As of October 31, 2002

		Accumulated			Accumulated
Intangible Asset	Gross	Amortization	Net	Gross	Amortization Net

Trademarks	$2,030	$170	$1,860	$1,809	$—	$1,809
Patents	6,013	672	5,341	5,287	602	4,685
Core technology	1,708	114	1,594	1,708	—	1,708
Current products	10,676	1,093	9,583	10,676	381	10,295
Goodwill	50,274	—	50,274	25,568	—	25,568

Total	$70,701	$2,049	$68,652	$45,048	$983	$44,065

     Core technology and current products relate to the value assigned to the products purchased as part of the OmegaTech acquisition. The Company recorded amortization expense of approximately $1.1 million in 2003, $772,000 in 2002, and $239,000 in 2001. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years will be approximately $1.5 million.

     In accordance with SFAS No. 142, which requires annual testing to determine and measure goodwill impairment on a reporting unit basis, management performed an assessment of the fair value of the Company’s single reporting unit and its intangible assets as of August 1, 2003. The Company compared the fair value of the reporting unit to the carrying value, including goodwill, and determined that the carrying value did not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

exceed the unit’s fair value. As a result, no impairment charge was recorded. During the year ended October 31, 2003, approximately $24.7 million was recorded as additional goodwill, $11.1 million of which related to the acquisition of FermPro; see Note 4 – “Acquisition of FermPro Manufacturing, LP.” An additional $13.6 million of goodwill was recorded in fiscal 2003 related to the OmegaTech purchase, primarily related to the milestone achieved under the purchase agreement; see Note 3 – “Acquisition of OmegaTech, Inc.”

10. ACCRUED LIABILITIES

Accrued liabilities at October 31 included the following:

In thousands	2003	2002

Salaries and employee benefits	$4,378	$2,252
Restructuring accrual	153	837
Inventory purchase obligations	1,583	336
Other accrued liabilities	5,906	3,262

Accrued liabilities	$12,020	$6,687

11. NOTES PAYABLE

As part of the FermPro acquisition, the Company assumed a $10 million secured note. The note has a stated interest rate of 5% and a maturity date of December 31, 2013. Principal is amortized over a 20-year period with the balance due at maturity. Payments through December 31, 2003 are comprised of interest only. In addition, as part of the FermPro acquisition, the Company assumed a long-term note of approximately $400,000, due in 2023 with a 7% stated interest rate (see Note 19 – “Subsequent Events” for additional information).

12. RESTRUCTURING CHARGE

On July 29, 2002, the Company announced a restructuring of the food and beverage sales and marketing efforts at Martek Boulder. As part of this restructuring, eight employees and five consultants associated with food and beverage sales were terminated. A one-time operating charge of approximately $1.3 million was recorded in fiscal year 2002 to account for severance and other costs associated with this restructuring. Employee separation benefits of approximately $766,000 under the restructuring plan include severance, medical, and other benefits. Other costs of the restructuring, totaling approximately $500,000, included consultant termination costs, idle office space and professional fees. During the first quarter of fiscal 2003, the Company reduced the liability for employee separation benefits related to severance costs due to changes in previous estimates. Additionally, the Company increased the restructuring liability related to other charges such as consultant termination fees and costs related to idle space. The net result of the related adjustments to the restructuring liability was a reversal of $250,000 in the fiscal quarter ended January 31, 2003. The following table summarizes the activity related to the liability for restructuring costs as of October 31, 2003:

	Employee
	Separation	Other
In thousands	Benefits	Changes	Total

Initial charge in the 3rd quarter of fiscal 2002	$766	$500	$1,266
Cash payments	(242)	(187)	(429)

Balance at October 31, 2002	524	313	837
Cash payments	(260)	(174)	(434)
Adjustments	(264)	14	(250)

Balance at October 31, 2003	$—	$153	$153

13. COMMITMENTS AND CONTINGENCIES

Leases The Company leases its Columbia, MD premises under an operating lease agreement that expires in November 2004. The terms of the lease call for annual rent escalations of 3%. The Company has an option to extend the lease for five additional years at 95% of the then-prevailing fair rental value. The Company also leases its premises in Boulder, CO under an operating lease that expires in May 2005. The terms of the lease call for annual rent escalations based on CPI, not to exceed 5%. Additionally, the Company leases certain equipment classified as operating leases at its Winchester, Kentucky manufacturing facility and its Boulder offices. Rent expense was approximately $859,000 in 2003, $742,000 in 2002 and $434,000 in 2001. The Company received sublease income of approximately $294,000 in 2003, $352,000 in 2002 and $133,000 in 2001 for office and lab space that it subleases in Columbia, MD.

     Future minimum lease payments under operating leases at October 31, 2003, assuming the Company will not exercise any additional cancellation, renewal or expansion rights it has under the leases, are as follows:

In thousands	Rent Expense	Sublet Income	Net Expense

2004	$791	$134	$657
2005	192	—	192
2006	4	—	4
2007 and after	—	—	—

	$987	$134	$853

     The Company had four capital leases covering lab equipment and furniture at its Boulder office, all of which ended during fiscal 2003. The Company entered into a new furniture lease in the Boulder office in September 2003 for approximately $111,000. This capital lease expires during fiscal year 2005 with future minimum lease payments as of October 31, 2003 totaling approximately $100,000. Depreciation for assets under capital lease arrangements is included in the Company’s depreciation expense for fiscal year 2003.

Scientific Research Collaborations The Company has entered into various collaborative research and license agreements for its non-nutritional algal technology. Under these agreements, the Company is required to fund research or to collaborate on the development of potential products. The Company currently has no commitments to fund such future development activities. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations. For the year ended October 31, 2003 and 2002, Martek incurred approximately $121,000 and $106,000, respectively, in royalties under such agreements pertaining to the Company’s fluorescent detection products.

Government Grants Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 2003, would not have a material effect on the financial statements.

Royalties In connection with the purchase of OmegaTech, the Company assumed an obligation to pay a minimum of $7 million over the next eight years associated with an agreement with a third party relating to human and animal applications for OmegaTech’s DHA. In December 2002, the Company signed an amendment to this agreement under which the Company paid $500,000 and signed a promissory note for approximately $3.3 million in exchange for the discharge of all future obligations under the agreement. The first payment under the note of $1 million was paid in August 2003, and the remainder of $2.3 million was recorded as a note payable at October 31, 2003 and subsequently paid in December 2003.

Purchase Commitments As a result of the acquisition of OmegaTech, the Company is subject to a prior commitment to purchase a minimum quantity of DHA biomass on favorable terms from a third-party manufacturer. The 3.5-year commitment expires on June 31, 2005. As of October 31, 2003, the Company’s remaining obligation was approximately $4.3 million, of which the Company has open purchase orders totaling approximately $511,000. The Company has the option to extend the contract for annual periods with minimum purchase requirements.

Other The Company is involved in various legal actions primarily concerning its intellectual property. Management believes that these actions will not materially affect the Company’s consolidated financial position or results of operations.

14. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. License fees are recorded as unearned revenue and amortized on a straight-line basis over the term of the agreement. During 2003, the Company signed five new license agreements relating to the use of its oils in infant formula and received license fees and product pre-payments of approximately $5.5 million. In addition, the Company recorded a receivable for an additional $3 million in license fees due. There were approximately $4.6 million in license fees and prepayments recorded in 2002 and none in 2001. The Company recognized approximately $224,000, $159,000 and $225,000 as license revenue for the years ended October 31, 2003, 2002 and 2001, respectively.

     The balance of these license fees and prepaid product purchases remaining in unearned revenue was approximately $11.8 million at October 31, 2003 and $4.2 million at October 31, 2002.

     Certain license agreements include ongoing royalty payments, which are based upon a percentage of product sales. The Company’s total royalty revenues were approximately $732,000 in 2003, $411,000 in 2002 and $1.2 million in 2001.

15. EARNINGS (LOSS) PER SHARE CALCULATION

Basic Earnings Per Share (“EPS”) is computed using the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted average number of common shares outstanding, giving effect to stock options and warrants using the treasury stock method. Approximately 47,000, 4.2 million and 3.4 million options were outstanding but were not included in the computation of diluted EPS as the effect would be anti-dilutive during fiscal 2003, 2002 and 2001, respectively.

     The following table presents the calculation of basic and diluted net income (loss) per share:

In thousands, except per share amounts	2003	2002	2001

Net income (loss)	$15,992	$(24,233)	$(13,702)
Weighted average shares outstanding – basic	25,510	21,982	18,864
Effect of dilutive potential common shares:
Employee stock options	1,821	––	––
Warrants	86	––	––

Total dilutive potential common shares	1,907	––	––

Weighted average shares outstanding – diluted	27,417	21,982	18,864

Net income (loss) per share – basic	$0.63	$(1.10)	$(0.73)

Net income (loss) per share – diluted	$0.58	$(1.10)	$(0.73)

16. STOCKHOLDERS’ EQUITY

Private Placement of Common Stock On March 2, 2001, the Company sold 1,279,237 shares of its common stock and issued warrants to purchase 319,811 shares of common stock in a private placement, resulting in net proceeds of approximately $18.7 million. The stock was issued at $15.875 per share, representing the closing market price on February 27, 2001. The remaining warrants are exercisable for a period of five years from the date of issuance at $19.05 per share.

     On December 17, 2001, the Company sold 1,177,000 shares of its common stock in a private placement resulting in net proceeds to the Company of approximately $21.3 million. The stock was issued at a price of $19.25 per share.

     At October 31, 2003, the Company had warrants outstanding to purchase up to 64,566 shares of common stock. These warrants had a weighted average exercise price of $19.05 per share and a weighted average remaining contractual life of 2.3 years at October 31, 2003.

Public Offering of Common Stock On April 22, 2003, the Company completed a follow-on public offering of its common stock in which 2,922,250 shares were issued at a price of $30.25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

per share. Net proceeds to the Company, after deducting underwriters’ fees and estimated expenses, amounted to approximately $83.2 million.

Stock Option Plan Options to purchase common stock under the Company’s 1997 Stock Option Plan, the Company’s 2002 Stock Incentive Plan, and the new 2003 New Employee Stock Option Plan, collectively referred to as the “Option Plans,” are granted at prices as determined by the Compensation Committee, but shall not be less than the fair market value of the Company’s common stock on the date of grant. The options are a mix of qualified and non-qualified and generally vest over a period of up to five years. The Company’s Compensation Committee determines the exercise dates and term of options (up to a maximum of ten years from the date of grant).

     As result of the Company’s purchase of OmegaTech, the Company assumed 154,589 options from the OmegaTech, Inc. 1996 Stock Option Plan (“OmegaTech Plan”). No new options may be issued under this plan as of the date of the purchase. Under the OmegaTech Plan, prices were determined by the Compensation Committee, but at an exercise price not less than the fair market value of OmegaTech’s common stock on the date of grant. The options are a mix of qualified and non-qualified and were all 100% vested as of the purchase date. The 2003 New Employee Stock Option Plan (“2003 Plan”) was adopted in conjunction with the acquisition of FermPro. 300,000 shares of common stock were authorized to be issued under the 2003 Plan. The options are non-qualified and generally vest over a period of up to five years.

     Details of shares under option were as follows:

	Number	Weighted
	of	Average
Shares in thousands	Shares	Price/Share

Options outstanding at October 31, 2000	2,813	$13.40

Granted	863	$16.03
Exercised	(203)	$10.59
Canceled	(37)	$16.81

Options outstanding at October 31, 2001	3,436	$14.17
Options exercisable at October 31, 2001	1,907	$14.63

Granted	1,554	$25.99
Exercised	(500)	$12.86
Canceled	(332)	$25.14

Options outstanding at October 31, 2002	4,158	$17.82
Options exercisable at October 31, 2002	2,603	$15.74

Granted	1,112	$33.85
Exercised	(977)	$13.68
Canceled	(101)	$28.34

Options outstanding at October 31, 2003	4,192	$22.68
Options exercisable at October 31, 2003	2,412	$18.50

     The Company did not issue any options to non-employees during the year ended October 31, 2003. The Company issued 9,000 and 24,000 options to non-employees during the years ended October 31, 2002 and 2001, respectively. All of these options were vested as of January 2003. These options had vesting periods of between 0-24 months. The fair value of these options was recorded as deferred compensation and amortized over the performance period, which was generally 12 months.

     At October 31, 2003, approximately 380,000 shares of common stock were available for future grants under the Option Plans, including the 2003 Plan. The weighted average contractual life for all options outstanding under the Option Plans at October 31, 2003 was 7.4 years.

     Detailed information on the options outstanding on October 31, 2003 by price range is set forth as follows:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE

Shares in thousands		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Remaining	Average
Range of	Options	Contractual	Exercise	Shares	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.12-16.93	1,545	6.0	$11.72	1,327	$11.52
$16.94-33.85	2,256	8.0	$25.69	1,074	$26.97
$33.86-50.78	295	9.5	$46.81	11	$34.35
$50.79-67.71	96	9.9	$54.23	––	$––

	4,192	7.4	$22.68	2,412	$18.50

Directors’ Stock Option Plan In 1994, the Company established a Directors’ Stock Option Plan (“Directors’ Plan”). The Directors’ Plan provided for the award of stock options to non-employee directors. At October 31, 2003, 101,500 options were outstanding and no additional options were available for future grant under the Directors’ Plan. The weighted average contractual life for all options outstanding under the Directors’ Plan at October 31, 2003 was 3.0 years. No awards have been made under the Director’s Plan since 1998. During 2003, Directors of the Company received option grants under the Company’s Option Plans.

Pro Forma Disclosure The weighted average fair market values of the options at the date of grant for options granted during fiscal 2003, 2002 and 2001 were $37.59, $18.74 and $10.44, respectively. The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal years 2003, 2002 and 2001:

	Year Ended October 31,
In thousands	2003	2002	2001

Expected volatility	71.2%	68.2%	66.3%
Risk-free interest rate	3.5%	4.5%	3.0%
Expected life (years)	7	7	7
Expected dividend yield	0%	0%	0%

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

17. INCOME TAXES

The difference between the tax provision and the amount that would be computed by applying the statutory Federal income tax rate to income before taxes is attributable to the following:

	Year Ended October 31,
In thousands	2003	2002	2001

Federal income tax benefit at 34%	$5,438	$(8,239)	$(4,659)
Permanent items	(6,045)	5,088	22
State taxes	(83)	(428)	(630)
Change in valuation allowance	690	3,579	5,267

Total expense	$—	$—	$—

     For the year ended October 31, 2003, the exercise of non-qualified stock options resulted in a permanent tax benefit to the Company. For the year ended October 31, 2002, permanent items increased substantially from the prior years because of the non-deductibility of certain items charged to expense related to the OmegaTech acquisition. Additionally, deferred tax liabilities increased because of the purchased identified intangibles from OmegaTech.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	October 31,
In thousands	2003	2002

Deferred tax assets:
Patent expenses	$546		$561
Net operating loss carryforwards	65,311		65,084
Deferred revenue	3,699		1,615
Other	3,402		2,351

Total assets	$72,958		$69,611
Deferred tax liabilities:
Depreciation	$(1,217)	$	(564)
Identified intangibles	(5,960)		(6,411)

Total liabilities	(7,177)		(6,975)

Net deferred tax asset	65,781		62,636
Valuation allowance	(65,781)		(62,636)

Net deferred tax asset	$—		$—

     The Company recognized a valuation allowance to the full extent of its deferred tax assets since the likelihood of realization of the benefit cannot be determined. When and if the likelihood of realization of the benefit becomes probable, the Company will reverse the valuation allowance. The Company anticipates establishing a deferred tax asset in late 2004 or early 2005, based on expected operating results. At October 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $169.1 million, which will expire, if unused, in the year 2004 through the year 2023. A tax benefit of approximately $28.1 million of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryforwards.

     Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The Company is currently performing an analysis to determine the effects of ownership changes on the utilization of net operating losses. The Company believes, based on a preliminary analysis, that although a 382 limitation may impact the timing of the use of a portion of its net operating losses, no net operating losses will expire unused.

18. EMPLOYEE 401(K) PLAN

     The Company maintains an employee 401(k) Plan (the “Plan”). The Plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the Plan, not to exceed the maximum allowable by Internal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenue Service regulations. The Company may make “matching contributions” equal to a discretionary percentage up to 3% of a participant’s salary deductions. All amounts deferred by a participant under the 401(k) Plan’s salary reduction feature vest immediately in the participant’s account while contributions the Company may make would vest over a five-year period in the participant’s account. The Company contributed approximately $374,000 to the Plan related to fiscal 2003.

19. SUBSEQUENT EVENTS

On December 17, 2003, the Company executed a collaboration agreement with SemBioSys Genetics, Inc., a Canadian biotechnology company, to co-develop plant-based DHA products. Under the terms of the multi-year agreement, SemBioSys will use its safflower biotechnology capabilities to attempt to develop plant-based DHA products for Martek in return for up to $10 million in research payments and milestone payments as well as royalties on new product sales.

     On January 26, 2004, the Company entered into an $85 million secured revolving line of credit that expires in 2007. Interest on the line of credit is Libor based. The line of credit will be used primarily to assist in financing the expansion at the Company’s new Kingstree, SC facility. This new line of credit replaces the $10 million secured working capital line of credit established in February 2003 by the Company. The Company did not have any borrowings under the previous working capital line of credit.

     On January 26, 2004, the terms of the $10 million secured note assumed in the FermPro acquisition were amended. The maturity date was changed from December 31, 2013 to December 31, 2008. In addition, the note was amended to be unsecured.

20. QUARTERLY FINANCIAL INFORMATION (unaudited)

Quarterly financial information for fiscal 2003 and 2002 is presented in the following table:

In thousands,	1st	2nd	3rd	4th
except per share data	Quarter	Quarter	Quarter	Quarter[1]

2003
Total revenues	$20,545	$26,447	$29,115	$38,630
Cost of sales	12,342	15,642	17,017	23,538
Income from operations	1,924	2,921	4,254	5,977
Net income	2,061	3,091	4,603	6,237
Net income per share, basic	0.09	0.13	0.17	0.23
Net income per share, diluted	0.08	0.12	0.16	0.21
2002
Total revenues	$5,970	$11,423	$13,544	$15,118
Cost of sales	4,184	8,285	8,538	8,787
(Loss) income from operations	(3,206)	(18,178)	(3,977)	170
Net (loss) income	(2,947)	(17,917)	(3,744)	375
Net (loss) income per share, basic	(0.15)	(0.84)	(0.16)	0.02
Net (loss) income per share, diluted	(0.15)	(0.84)	(0.16)	0.02

1Approximately $2.4 million of the sales and $2.2 million of the cost of sales relate to the FermPro acquisition.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Martek Biosciences Corporation

We have audited the accompanying consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martek Biosciences Corporation at October 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States.

McLean, Virginia
December 12, 2003 except for Note 19,
  as to which the date is January 26, 2004

Stock Description and Form 10-K

The Company’s common stock is traded on the NASDAQ National Market System under the symbol MATK. As of December 31, 2003, there were approximately 455 holders of record of the Company’s common stock. The closing price of the Company’s common stock was $67.84 on January 26, 2004. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company’s common stock as reported by NASDAQ:

Price Range of Common Stock

Fiscal 2002	High	Low

November 1, 2001 - January 31, 2002	$30.90	$19.12
February 1, 2002 - April 30, 2002	$34.25	$25.09
May 1, 2002 - July 31, 2002	$30.80	$13.82
August 1, 2002 - October 31, 2002	$18.53	$12.50

Fiscal 2003	High	Low

November 1, 2002 - January 31, 2003	$27.38	$15.40
February 1, 2003 - April 30, 2003	$34.38	$21.11
May 1, 2003 - July 31, 2003	$53.25	$31.30
August 1, 2003 - October 31, 2003	$58.55	$43.19